FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2003

Australia and New Zealand Banking Group Limited
(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.     ☒     Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Australia and New Zealand
Banking Group Limited

ABN 11 005 357 522

Consolidated Results
Dividend Announcement
and Appendix 4E

Full year
30 September 2003

FOR PRIORITY TRANSMISSION

Name of Company:                                           Australia and New Zealand Banking Group Limited

ABN 11 005 357 522

Report for the year ended 30 September 2003

A$ million

Group operating revenue	7,119

Operating profit after tax and outside equity interests	2,348

Final dividend per ordinary share, fully franked at 30% tax rate	51 cents

Record date for the final dividend	13 November 2003

Payment date for the final dividend	19 December 2003

The final dividend will be payable to shareholders registered in the books of the Company at close of business on 13 November 2003. Transfers must be lodged before 5:00 pm on that day to participate.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Name of Company:                                           Australia and New Zealand Banking Group Limited

ABN 11 005 357 522

Report for the year ended 30 September 2003

				A$ million

Group operating revenue	up	2%	to	7,119

Operating profit after tax attributable to members	up	1%	to	2,348

Extraordinary items after tax attributable to members		Nil		Nil

Operating profit and extraordinary items after tax attributable to members	up	1%	to	2,348

Final dividend per ordinary share, fully franked at 30% tax rate (previous corresponding period: 46 cents, fully franked at 30% tax rate)				51 cents

Interim dividend per ordinary share, fully franked at 30% tax rate				44 cents

Record date for the final dividend			13 November 2003

Refer to Chief Financial Officer’s review on page 7 for an explanation of these figures.

Corporate Affairs Level 22, 100 Queen Street Melbourne Vic 3000 Facsimile 03 9273 4899 www.anz.com

For Release: 24 October 2003

ANZ delivers solid earnings growth

Australia and New Zealand Banking Group Limited (ANZ) today announced a record operating profit after tax and excluding significant transactions of $2,348 million for the year ended September 2003, up 8.3% on 2002 (FY2002 $2,168 million).

Results Summary (excluding significant transactions)

•                  2003 Full year operating profit after tax of $2,348 million, up 8.3%

•                  Earnings per ordinary share up 8.2% to $1.48 per share.  EPS excluding goodwill up 9.2% to $1.52 per share.

•                  Return on ordinary shareholders’ equity of 20.6% down from 21.6%

•                  Final dividend 51 cents, fully franked.  Full year dividend 95 cents, fully franked, up 11.8%

•                  Cost income ratio 45.1% down from 46%

•                  Specific provisions $527 million down 27.6% from $728 million.

All comparisons with Full Year 2002.

ANZ Chairman, Mr Charles Goode said: “This is a solid result that demonstrates the effectiveness of our specialist business model in delivering consistent returns.  Management and staff are to be congratulated on their achievements.”

Chief Executive Officer, Mr John McFarlane said the 2003 financial result was reasonable in an environment that continued to be difficult for banks around the world.

“While the Australian and New Zealand economies are sound, significant challenges are posed by low interest rates and associated margin pressure, the rising Australian dollar and softness in the international economy,” Mr McFarlane said.

Our specialisation strategy has allowed us to develop ANZ as a low risk, well-managed company that aims to produce consistent results.

“Increasingly though another measure of our progress will be the actions we take in other areas to seek to ensure continued superior performance and growth over the coming years.

“Much of this involves building on the competitive advantages that exist in our specialist businesses and maximising their growth potential.  At the same time we continually evaluate opportunities to expand in Australia, New Zealand, the Pacific and to a lesser extent elsewhere in Asia.

“In the year ahead however the environment is likely to be at least as challenging with fewer opportunities to achieve earnings growth in our specialist businesses at the levels achieved in 2003.  However, by creating a very different bank we have improved our capacity to succeed and deliver against market expectations,” Mr McFarlane said.

For media enquiries, contact:	For analyst enquiries, contact:

Paul Edwards	Simon Fraser
Head of Group Media Relations	Head of Investor Relations
Tel: +61-3-9273 6955 or +61-409-655 550	Tel: +61-3-9273 4185 or 0411-125 474
email: paul.edwards@anz.com	email: frasers22@anz.com

Stephen Higgins
Senior Manager Investor Relations
Tel: +61-417-379 170
email: higgins@anz.com

ANZ’s 2003 Annual Results are available on www.anz.com

Chief Executive Officer’s Review
2003 Final Results

2003 Earnings up 8.3%

I am pleased to report a solid result for ANZ in 2003.  ANZ’s net profit after tax was another record at $2,348 million.  This is an 8.3% increase in earnings and an 8.2% increase in earnings per share over 2002, excluding one-off significant transactions in 2002.

ANZ’s productivity is now among the best in the world, with our cost to income ratio of 45.1% reflecting further gains in efficiency during the past year.  Return on equity remained very healthy at 20.6%, down marginally, partly driven by our very strong capital position.  The final dividend of 51 cents is up 10.9%.  This brings the full year dividend to 95 cents, up 11.8%.

Second half performance demonstrated solid growth over the first half result, with net profit after tax up 5.8%.

We maintained our AA- credit rating, and ended the year with a strong common equity and reserves position.

Our risk position remains sound, with net non-accrual loans down 16% and a reduction in the economic loss provisioning charge as a percentage of risk-weighted assets from 43 basis points to 39 basis points.  Net specific provisions were down 28%.  We have continued to rebalance the portfolio, with an increased proportion of lower risk assets and a reduction in the higher risk parts of our portfolio, such as power and telecommunications.

Overall, this is a solid result, in a challenging environment, broadly in line with market estimates and our internal targets.

Gaining Momentum with the ANZ Agenda

At ANZ, we are currently on a journey to create an organisation that is both different and sustainable.  This is not something that can be achieved overnight or with a simple statement of intent.  It requires sustained commitment, persistence and investment over a number of years.

We took the first major step on this through our innovative strategy that created a portfolio of specialist businesses, and embarked on a journey to transform the culture of the whole organisation.  The success of these programmes is making ANZ very distinctive.  Specialisation has not only brought a sharper financial focus through greater accountability, it has also contributed to a greater sense of ownership and commitment from our people.  Staff satisfaction is at a record high.  This has already contributed to improved customer satisfaction across many business units, and in turn, improved results.

1

Our Breakout programme has now been attended by over 13,000 of our people. We see this as fundamental to the creation of a different organisation, with motivated people, satisfied customers and superior returns.

The next step on this journey is to determine how we build an institution that is capable of sustained performance over the long term.  It means serving our customers well, with innovative and good value services, and delivering sound profitable growth for shareholders.  It means our being committed to creating more jobs, and building a challenging, exciting and caring environment for our people.  It means earning and retaining the trust of the communities in which we operate and extends to making an overall contribution to society.  It means being bold and different, investing for growth and partnering with world-class organisations where joint capability creates a competitive advantage that we could not achieve on our own.  This is the ANZ Agenda, with the overall aim of making ANZ the most respected major company in Australia and New Zealand in the eyes of our stakeholders:

•                  Customers: A bank that is easy to do business with, a human face, and one that values and builds enduring relationships.

•                  People: A great company, with great people, great values and great opportunities.

•                  Shareholders: One of the most efficient, best managed. and most successful banks in the world.

•                  Community: A company that is trusted by the community, and makes a sustainable contribution to society.

Progress on the ANZ Agenda in 2003

People make great companies.  At ANZ, we are committed to helping our people continuously to improve their skills and capabilities, and support them in obtaining tertiary and post-graduate qualifications.  This year saw the first of our MBA graduates from our online MBA with Charles Sturt University.  We now have 100 people on the programme.  We continue to be one of the largest private sector recruiters of graduates with a new intake of 240 in Australia and New Zealand alone.

In July, we conducted our annual staff satisfaction survey and I am delighted to report that satisfaction levels have again risen and are now at 82%.  With capable, satisfied and motivated people, we have a strong foundation for the future.

In our retail banking businesses, trained and committed staff acting as advocates for ANZ, are essential to the health of our relationships with customers and the broader community.  Over the last two years, staff satisfaction in our network has risen from under 50% to over 80%.  We have also maintained high levels of investment to improve customer service, quality and efficiency.  In Australia we have invested over $100 million in a new industry-leading technology for our branch network, and the new telling project, “MyTell”, is now in a number of pilot branches, with full roll out to occur during this financial year.

We are particularly excited about the growth in our rural Australia franchise, through the commitment of our people in the more remote communities.

2

In our Small and Medium Enterprises business, special focus and investment in specialist relationship managers is yielding above average levels of growth.

Many people in Australia find difficulty in understanding financial information, and this is putting the most vulnerable at considerable potential risk.  This year we were proud to launch Australia’s first financial literacy survey, and are continuing to take a lead in alleviating this problem.  We see this study as a first step towards empowering people with the appropriate financial skills to make informed basic financial decisions.

Our specialised business portfolio provides a strong platform for growth

At ANZ we have an attractive portfolio of businesses.  Our specialisation strategy is based on the premise that specialists will outperform generalists, and that a portfolio of specialised businesses provides synergistic benefits and also a diversified risk profile.

ANZ’s traditional strength is in Institutional Financial Services and Corporate Banking.  These businesses, by function of their size and market position should be key drivers of ANZ’s future success, as should our developing franchise in Small to Medium Business.  We believe the economic outlook now favours an overweight position in these areas as activity shifts from the consumer-centric growth of recent years.

We have a strong portfolio of specialised product businesses.  Our credit card franchise remains a major strength of ANZ notwithstanding issues in the first half together with the reduced interchange levels from the Reserve Bank of Australia’s reforms.  The Mortgage business has become a major force in the third-party market and is employing innovative new distribution channels.  Esanda in Australia, and UDC in New Zealand, are also leading brands in auto and equipment finance.

We are the largest bank in the English-speaking South Pacific, the leading Australian bank in Asia, and the market leader in key domestic niche markets such as credit cards and auto-finance.

Personal Banking and Wealth Management are less traditional areas for ANZ, making it difficult to transform quickly our market position against larger entrenched competitors.  Nevertheless we are finding new ways to build these businesses so that we can transform our position over the medium to long term.

Building a future

Organic growth remains our priority, based on realising the competitive advantages of our specialisation strategy.  Specialisation creates a demonstrably more agile operation, able to respond rapidly to the opportunities presented within each business segment.  Our efficiency levels enable us to provide highly competitive customer value, such as in personal transaction accounts.  We are targeting further productivity gains through technology-based process improvements.

3

We will consider enhancing our capabilities, growth opportunities, scale benefits and other synergies through selective acquisitions.  In order to proceed, any proposed acquisitions must demonstrate a capacity to add value for shareholders and pass a rigorous investment review.

We will also enter commercial arrangements and partnerships where these provide a strategic fit with our existing businesses.  Our recently announced agreement with Diners Club Australia is an example of this approach.  In response to the regulatory regime for credit cards, we have provided a different solution that enhances our prospective performance whilst continuing to service our customers’ needs.

Our regional international strategy is focused on consumer banking, ideally on transactional and deposit-taking business.  We have a long and successful experience of running businesses within the Pacific and East Asia.  Our preference is to work with local partners with domestic customer franchises where we can add our own distinct capabilities to theirs.  A good example is our credit card joint venture with Metrobank in the Philippines.  Over time we would like to pursue further initiatives, but at a more modest pace and scale, reflecting the need to maintain a lower risk profile.

We do have a very strong institutional business across Australasia, Asia, Europe and North America, and this is focused on Trade and Project finance, and financial markets.

Finally, our regional international strategy is disciplined and long-term. We have no pressing sense of urgency and if a proposed investment does not meet our requirements, we will not proceed.  As well-publicised events in 2003 demonstrated, we are quite prepared to discontinue discussion where the transaction fails to meet our required return, or risk tolerance.

The year ahead

The directors expect that ANZ will continue to perform well in a more difficult banking industry environment in 2004.  Based on current economic conditions, the directors anticipate that for the year ending 30 September 2004 ANZ will see moderately lower growth in consolidated net profit after tax (excluding significant transactions) than it achieved in 2003.

4

ANZ Management Structure

Chief Executive Officer John McFarlane

Chief Financial Officer Peter Marriott	Chief Operating Officer Bob Edgar	Group Development Peter Hawkins

Personal Banking Elmer Funke-Kupper	Corporate-SMB Graham Hodges	New Zealand Greg Camm	Institutional TBA	Consumer Finance Brian Hartzer	Mortgages Chris Cooper	Asset Finance Elizabeth Proust	OTSS Mike Grime

People Capital Shane Freeman	Risk Mark Lawrence	Major Projects Grahame Miller

5

Australia and New Zealand Banking Group Limited

ABN 11 005 357 522

CONSOLIDATED FINANCIAL REPORT AND DIVIDEND ANNOUNCEMENT

Year ended 30 September 2003

CONTENTS

HIGHLIGHTS

FINANCIAL HIGHLIGHTS
Net Profit
Net Profit Reconciliation
Profit excluding profit on sale of businesses to joint venture, NHB recovery and special general provision for doubtful debts
Performance Measurements
Statement of Financial Position
Assets and Capital

CHIEF FINANCIAL OFFICER’S REVIEW

BUSINESS PERFORMANCE REVIEW

GEOGRAPHIC SEGMENT PERFORMANCE

RISK MANAGEMENT

COUNTRY EXPOSURES

FIVE YEAR SUMMARY

CONSOLIDATED FINANCIAL STATEMENTS - TABLE OF CONTENTS

DEFINITIONS

ALPHABETICAL INDEX

All amounts are in Australian dollars unless otherwise stated. The information on which this announcement is based is in the process of being audited by the Group’s auditors, KPMG. The Company has a formally constituted Audit Committee of the Board of Directors. This report was approved by resolution of a Committee of the Board of Directors on 23 October 2003.

HIGHLIGHTS

CHIEF EXECUTIVE OFFICER John McFarlane

Year end results

		Change	Sep ‘02
Net profit after tax	$2,348 million	1.1%	$2,322m
Earnings per ordinary share	148.3 cents	0.7%	147.3 cents
Final dividend	51 cents	10.9%	46 cents
Net specific provisions	$527 million	(27.6)%	$728 million

Year end results excluding significant transactions(1)

		Change	Sep ‘02
Net profit after tax	$2,348 million	8.3%	$2,168m
Earnings per ordinary share	148.3 cents	8.2%	137.0 cents
EPS excluding goodwill(2)	152.4 cents	9.2%	139.6 cents
Return on ordinary shareholders’ equity	20.6%	(1.0)%	21.6%
Cost to income(3)	45.1%	(0.9)%	46.0%

(1).         Significant transactions during year ended 30 September 2002 were NHB recovery ($159 million after tax), special provision for doubtful debts ($175 million after tax), and profit on sale of businesses to INGA ($170 million after tax).  ANZ believes that the exclusion of significant transactions provides investors with a measure of the performance of the operating business without the distortion of one-off gains and losses.  Refer page 2 for reconciliation to net profit

(2).         EPS excluding goodwill is calculated by dividing cash earnings by the number of ordinary shares outstanding.  Refer to Note 6 for the calculation.  Refer to page 10 for a reconciliation of cash earnings to net profit

(3).            This excludes goodwill amortisation.  Refer to page 101 for a reconciliation and an explanation of the usefulness of this adjusted measure

FINANCIAL HIGHLIGHTS

Net Profit

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%

Net interest income	2,171	2,140	1%	4,311	4,018	7%
Other operating income	1,456	1,352	8%	2,808	2,970	-5%
Operating income	3,627	3,492	4%	7,119	6,988	2%
Operating expenses	(1,626)	(1,602)	1%	(3,228)	(2,905)	11%
Profit before debt provision	2,001	1,890	6%	3,891	4,083	-5%
Provision for doubtful debts	(311)	(303)	3%	(614)	(860)	-29%
Profit before income tax	1,690	1,587	6%	3,277	3,223	2%
Income tax expense	(482)	(444)	9%	(926)	(898)	3%
Outside equity interests	(1)	(2)	-50%	(3)	(3)	0%
Net profit attributable to members of the Company	1,207	1,141	6%	2,348	2,322	1%

Net Profit Reconciliation

Profit excluding profit after tax from sale of businesses to joint venture
NHB recovery and special general provision for doubtful debts	1,207	1,141	6%	2,348	2,168	8%
Special general provision for doubtful debts after tax	—	—	n/a	—	(175)	-100%
Recovery from NHB litigation after tax	—	—	n/a	—	159	-100%
Profit on sale of businesses to ING joint venture after tax	—	—	n/a	—	170	-100%
Net profit attributable to members of the Company	1,207	1,141	6%	2,348	2,322	1%

Profit excluding profit on sale of businesses to joint venture, NHB recovery and special general provision for doubtful debts

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%

Net interest income	2,171	2,140	1%	4,311	4,018	7%
Other operating income	1,456	1,352	8%	2,808	2,796	0%
Operating income	3,627	3,492	4%	7,119	6,814	4%
Operating expenses	(1,626)	(1,602)	1%	(3,228)	(3,153)	2%
Profit before debt provision	2,001	1,890	6%	3,891	3,661	6%
Provision for doubtful debts	(311)	(303)	3%	(614)	(610)	1%
Profit before income tax	1,690	1,587	6%	3,277	3,051	7%
Income tax expense	(482)	(444)	9%	(926)	(880)	5%
Outside equity interests	(1)	(2)	-50%	(3)	(3)	0%
Net profit excluding significant transactions	1,207	1,141	6%	2,348	2,168	8%

Performance Measurements

	Half year Sep 03	Half year Mar 03	Full year Sep 03	Full year Sep 02
	$M	$M	$M	$M
EVATM(1)	828	744	1,572	1,457
Profitability ratios
Return on:
Average ordinary shareholders’ equity(2)	20.9%	20.3%	20.6%	23.2%
Average ordinary shareholders’ equity(2) excluding significant transactions(3)	20.9%	20.3%	20.6%	21.6%
Average assets	1.24%	1.22%	1.23%	1.30%
Average risk weighted assets	1.60%	1.57%	1.59%	1.68%
Total income	17.4%	17.1%	17.2%	18.4%
Net interest average margin	2.64%	2.71%	2.67%	2.77%
Profit per average FTE ($)	53,348	51,077	103,779	102,246
Efficiency ratios(4)
Operating expenses to operating income (excluding significant transactions(3))	44.6%	45.6%	45.1%	46.0%
Operating expenses to operating income	44.6%	45.6%	45.1%	41.3%
Operating expenses (excluding significant transactions(3)) to average assets	1.7%	1.7%	1.7%	1.8%
Operating expenses to average assets	1.7%	1.7%	1.7%	1.6%
Debt provisioning
Economic loss provisioning ($M)	311	303	614	610
Special general provision charge ($M)	—	—	—	250
Net specific provisions ($M)	268	259	527	728
Earnings per ordinary share (cents)
Earnings per ordinary share (basic)	76.3	72.0	148.3	147.3
Earnings per ordinary share (diluted)	76.1	71.7	147.9	146.6
Earnings per ordinary share (basic) excluding significant transactions(3)	76.3	72.0	148.3	137.0
Earnings per ordinary share (basic) excluding significant transactions and goodwill amortisation(5)	78.4	74.0	152.4	139.6
Ordinary share dividends (cents)
Interim - 100% franked (Mar 02: 100% franked)	n/a	44	44	39
Final - 100% franked (Sep 02: 100% franked)	51	n/a	51	46
Dividend payout ratio(6)	67.0%	61.3%	64.2%	57.8%
Preference share dividend
Dividend paid ($M)	48	54	102	117

(1).         EVATM refers to Economic Value Added, a measure of shareholder value.  See page 12 for reconciliation of EVATM to reported net profit and a discussion of EVATM and an explanation of its usefulness as a performance measure

(2).         Ordinary shareholders’ equity of EVATM excluding outside equity interests

(3).         Refer footnote 1 on page 1 for an explanation of the usefulness of adjusting profit to remove the impact of significant transactions.  For a reconciliation to net profit, see page 2

(4).         This excludes goodwill amortisation.  Refer to page 101 for a reconciliation and an explanation of the usefulness of this adjusted measure

(5).         Earnings used in ratio of $2,308 million (Full year 2002: $2,089 million; Sep 2003 half: $1,190 million; Mar 2003 half: $1,118 million) excludes significant transactions $nil (Full year 2002: $154 million; Sep 2003 half: $nil; Mar 2003 half: $nil) and goodwill and notional goodwill amortisation $62 million (Full year 2002: $38 million; Sep 2003 half: $31 million; Mar 2003 half: $31 million)

(6).         Dividend payout ratio is calculated using the dividend declared but not paid for as at 30 September 2003

Statement of Financial Position

	As at Sep 03	As at Mar 03	As at Sep 02	Movt Sep 03 v. Mar 03	Movt Sep 03 v. Sep 02
	$M	$M	$M	%	%
Assets
Liquid assets	6,592	7,759	7,410	-15%	-11%
Due from other financial institutions	2,427	3,123	3,815	-22%	-36%
Trading and investment securities	8,980	9,520	9,482	-6%	-5%
Net loans and advances including acceptances	162,643	155,235	145,856	5%	12%
Other	14,949	14,881	16,542	0%	-10%
Total assets	195,591	190,518	183,105	3%	7%
Liabilities
Due to other financial institutions	6,467	8,824	10,860	-27%	-40%
Deposits and other borrowings	124,494	122,122	113,259	2%	10%
Liability for acceptances	13,178	13,270	13,796	-1%	-4%
Bonds and notes	16,572	14,917	14,708	11%	13%
Other	21,093	18,900	19,017	12%	11%
Total liabilities	181,804	178,033	171,640	2%	6%
Total shareholders’ equity	13,787	12,485	11,465	10%	20%

Assets and Capital

	As at Sep 03	As at Mar 03	As at Sep 02	Movt Sep 03 v. Mar 03	Movt Sep 03 v. Sep 02
	$M	$M	$M	%	%

Total assets	195,591	190,518	183,105	3%	7%
Risk weighted assets	152,164	148,603	141,390	2%	8%
Shareholders’ equity(1), (2)	13,770	12,468	11,448	10%	20%

Total advances	164,661	157,323	147,937	5%	11%
Net advances	162,643	155,235	145,856	5%	12%
Net tangible assets per ordinary share ($)	7.49	7.32	6.58	2%	14%
Net tangible assets attributable to ordinary shareholders	11,398	11,072	9,893	3%	15%
Total number of ordinary shares (M)	1,521.7	1,513.4	1,503.9	1%	1%

	As at Sep 03	As at Mar 03	As at Sep 02
	$M	$M	$M
Capital adequacy ratio (%)
Tier 1	7.7%	7.7%	7.9%
Tier 2	4.0%	3.4%	2.8%
Total capital ratio	11.1%	9.9%	9.5%
Adjusted common equity ratio(3)	5.7%	5.7%	5.7%

	As at Sep 03	As at Mar 03	As at Sep 02	Movt Sep 03 v. Mar 03	Movt Sep 03 v. Sep 02
	$M	$M	$M	%	%
Impaired assets
General provision	1,534	1,530	1,496	0%	3%
General provision as a % of risk weighted assets	1.01%	1.03%	1.06%	-2%	-5%
Gross non-accrual loans	1,007	1,153	1,203	-13%	-16%
Specific provisions	(482)	(553)	(575)	-13%	-16%
Net non-accrual loans	525	600	628	-13%	-16%
Specific provision as a % of total non-accrual loans	47.9%	48.0%	47.8%	0%	0%
Total provisions(4) as a % of non-accrual loans	200.2%	180.7%	172.2%	11%	16%
Net non-accrual loans as a % of net advances	0.3%	0.4%	0.4%	-25%	-25%
Net non-accrual loans as a % of shareholders’ equity(5)	3.8%	4.8%	5.5%	-21%	-31%

Other information
Full time equivalent staff (FTE’s)	23,137	22,483	22,482	3%	3%
Assets per FTE ($M)	8.5	8.5	8.1	0%	5%
Market capitalisation of ordinary shares ($M)	27,314	27,135	26,544	1%	3%

(1).         Excludes outside equity interests

(2).         Includes preference share capital of $2,212 million (Mar 2003: $1,225 million; Sep 2002: $1,375 million)

(3).         Adjusted common equity is calculated as Tier 1 capital less preference shares at current rates and deductions from total capital.  This measure is commonly used to assess the adequacy of common equity held.  See page 11 for a reconciliation to Tier 1 capital

(4).         General provision plus specific provisions on non-accrual loans

(5).         Includes outside equity interests

This page has been left blank intentionally

CHIEF FINANCIAL OFFICER’S REVIEW

CHIEF FINANCIAL OFFICER Peter Marriott

2003 results

Australia and New Zealand Banking Group Limited (ANZ, or the Group) recorded a profit after tax of $2,348 million for the year ended 30 September 2003, an increase of 1% over September 2002 year.

Excluding the significant transactions(1) profit increased 8% driven by strong lending growth which was the principal contribution to a 7% growth in net interest income.  Other income was flat excluding significant transactions as a result of the under accrual of loyalty points on credit cards in prior periods.  Expenses were tightly controlled, increasing 2%.  Asset quality improved with ELP stable despite volume increases.

(1).         Refer footnote 1 on page 1 for an explanation of the usefulness of adjusting profit to remove the impact of significant transactions.  For a reconciliation to net profit, see page 2

The result was driven by solid profit growth in seven of the 10 business segments.

•                  Strong results in Corporate (12%) and Asset Finance (23%) were driven by strong domestic growth, while the 34% improvement in Asia Pacific resulted largely from higher equity accounted income from PT Panin, higher foreign exchange earnings and lending growth.

•                  Profit in Mortgages grew 9% reflecting continued growth in the Australian housing market while the 7% improvement in Personal Banking Australia resulted largely from increased deposit volumes and increased commissions on mortgage sales.

•                  The Institutional Financial Services result increased 8% with strong contributions from Capital Markets and the Australasian operations of Institutional Banking. Contributions from Structured Finance International and the offshore operations of Institutional Banking reduced following the decision to reduce exposure to the US and UK markets.

•                  New Zealand Banking results were flat after adjusting for the impact of the appreciation in the exchange rate. (refer footnote 3 on page 14).

•                  Consumer Finance was impacted by the under accrual of loyalty expense, and mismatch earnings in Treasury reduced as high yielding investments matured.

Further commentary is provided in the Business Performance Review on pages 13 to 48.

(2).            Excludes significant transactions(1).  Results for the corporate centre not included (2003: $24 million loss; 2002: $46 million loss)

The following discussion excludes the impact of significant transactions as management believes this provides a better indication of core business performance.

Net Interest	Volume
(GREATER THAN) 7%

Average net lending assets grew by $13.6 billion (10%) overall, with growth of $10.8 billion (18%) in Mortgages, $1.6 billion in Corporate and $0.8 billion in Asset Finance. Net lending asset volumes reduced 15% in overseas markets as a result of the strategy to reduce higher risk exposures in the UK and US and the exchange rate impact of a strengthening Australian dollar. Average deposits and other borrowings grew $13.5 billion, in Treasury ($3.2 billion), Personal Banking Australia ($4.2 billion), Institutional Financial Services ($2.7 billion), New Zealand Banking (NZD 0.8 billion), Asset Finance ($0.8 billion) and Corporate ($1.6 billion). The deposit growth was encouraged by uncertainty in global equity markets.

Margin
Net interest margin contracted by 10 basis points:

•        The funding cost associated with unrealised trading gains increased as a result of the appreciation of the AUD. Whilst resulting in a 3 basis point decline in net interest margin, it is offset by an equivalent gain in trading income.

• Net interest income in Treasury fell by $45 million with maturing high yielding assets not able to be replaced due to the sustained period of low and stable interest rates (3 basis points).
• The interest benefit from low interest savings accounts and non-interest bearing balances reduced as the rate at which they were invested reduced (3 basis points).

•        The proportion of the balance sheet funded by low interest savings accounts and non-interest balances reduced during the year, offset by an increase in term deposits and wholesale funding. This change in funding mix reduced the net interest margin by 5 basis points.

•        Partially offsetting these declines was an increase in foreign currency hedge earnings revenue as a result of the strengthening AUD (3 basis points) and a reduction in the funding cost on impaired assets (1 basis point).

Other Income (NO CHANGE)	After adjusting to remove the impact of selling the ANZ Funds Management business to INGA other operating income increased 5%:
• Lending fees increased $57 million on strong volume growth in Corporate, Asset Finance and Institutional Banking in Australasia.

•        Non-lending fees reduced by 3% ($35 million) principally from a $38 million under-accrual of loyalty points on co-branded credit cards in prior years, higher cost of loyalty points and reduced fee revenue from the US and UK structured finance operations.

•        Non-fee other income increased by 17% ($102 million), including increased equity accounted income in PT Panin, development property sales in Institutional and higher profit on trading instruments. The latter is principally due to a change in the split of Capital Markets earnings between trading and net interest income.

Expenses (GREATER THAN) 2%

Personnel costs increased by 2% with staff numbers increasing 3% with an expanded sales force, an increased back office to process higher mortgage activity and additional staff required to implement the RBA interchange reforms.

Increases in computer expenses were primarily driven by increased software amortisation. Discretionary costs were constrained given the subdued income growth.

Doubtful Debts (GREATER THAN) 1%	A 12% growth in net advances was offset by a moderate improvement in overall average credit quality, with an increased proportion of mortgage loans.

Tax Expense (GREATER THAN) 5%	Tax expense increased less than profit before tax due to a higher amount of equity accounted earnings and other small permanent differences.

Comparison of September 2003 half year with the March 2003 half year

Profit after tax for the September 2003 half year at $1,207 million was 6% higher than the March 2003 half year.  Earnings per share increased 6% to 76.3 cents and return on ordinary shareholders’ equity was up from 20.3% to 20.9%.  The result was driven by strong performances in Consumer Finance, Asset Finance, Corporate and mortgages.  Earnings in New Zealand Banking, Treasury and Asia Pacific reduced.  The impact of the continued strengthening of the Australian dollar against the USD reduced profit by 1.5%.  There were no adjustments for significant transactions in this half.

Net Interest	Volume
(GREATER THAN) 1%

Average net lending asset volumes grew by $6.5 billion, primarily in Mortgages ($6.0 billion) and Corporate ($1.8 billion) while deposits grew predominantly from the wholesale market. High margin lending volumes in Structured Finance reduced following a decision to reduce exposures to the US and UK markets.

Margin
Net interest margin reduced by 7 basis points:

•        Treasury earnings and the interest benefit from low interest savings accounts and non-interest earnings balances fell during the half as a result of the sustained period of low and stable interest rates. This represented 3 basis points.

•        The proportion of the balance sheet funded by low interest savings accounts and non-interest earning balances reduced during the half, offset by increases in term deposits and funding from the wholesale markets. This change in funding mix generated a 4 basis point decline in margin.

Other Income (GREATER THAN) 8%

The $38 million under-accrual in Consumer Finance suppressed fees in the March 2003 half.  This, together with volume growth in Consumer Finance (after adjusting for the under accrual) and Corporate, resulted in a higher level of fee income in the September half. Non-fee other income increased 13% with higher equity accounted income from INGA and profit on sale of development properties in Institutional Banking.

Expenses (GREATER THAN) 1%

Personnel costs increased slightly with higher staffing levels. Premises costs increased in Australia while the rate of increase in software amortisation slowed. Constantly re-engineering our operating costs to ensure tight cost control remains a key aspect of our financial management.

Doubtful Debts (GREATER THAN) 3%	Provision for doubtful debts increased by 3% with asset growth in Australasia.

Tax Expense (GREATER THAN) 9%	Tax expense increased as a result of the favourable impact of the recognition of offshore tax losses and a tax deduction for the general employee share scheme issue booked in the first half.

Cash earnings reconciliation

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%

Cash earnings reconciliation
Cash earnings before significant transactions	1,238	1,172	6%	2,410	2,206	9%
Net profit on significant transactions(1)	—	—	n/a	—	154	-100%
Amortisation of notional goodwill on INGA	(22)	(22)	0%	(44)	(18)	large
Amortisation of other goodwill	(9)	(9)	0%	(18)	(20)	-10%
Net profit attributable to members of the Company	1,207	1,141	6%	2,348	2,322	1%

(1).         Refer footnote 1 on page 1 for an explanation of the usefulness of adjusting profit to remove the impact of significant transactions.  For a reconciliation to net profit, see page 2

ANZ has included this cash earnings measure as it is commonly used by certain investors to evaluate ANZ’s core operating result without the distortion of one-off significant transactions, the impact of the amortisation of goodwill and certain revaluations.  ANZ has not revalued subsidiary entities or other assets in the periods shown.  These earnings do not include any impact from appraisal value movements.

Software Capitalisation

The Group capitalises the development of software for major projects.  As at September 2003, the balance of software capitalised was $465 million ($451 million at March 2003 and $419 million at September 2002).  Software is amortised over 3 to 5 years, commencing on the date of implementation (the only exception is the branch network platform, which is amortised over 7 years).  During the year, a further $116 million of software build costs were capitalised compared to $178 million in the 2002 year, the right to use the TradeCentrix (Proponix) software was recognised, while software amortisation of $83 million increased from $50 million.  The build up in capitalised projects has been at a time when the Group has had an unusually high number of long term infrastructure projects.

Risk

The Group economic loss provision charge (ELP) was $614 million, compared with $610 million in the year to September 2002.  The ELP charge to operating segments at $514 million reduced from September 2002.  An additional charge of $100 million (7 basis points) was taken to recognise continued uncertainty and expected levels of default in the offshore lending portfolios.

The ELP rate decreased over the year to 39 basis points compared to 43 basis points for the September 2002 year. The continuing trend of decreasing offshore institutional assets and increasing lower risk domestic assets (principally mortgages) has progressively reduced the average risk over the year.

Net specific provisions were $527 million, down $201 million on the September 2002 year with the reduction due principally to lower offshore losses.  Net specific provisions included $27 million relating to the finalisation of our credit warranty with Standard Chartered (this warranty was given on the sale of Grindlays).  There were no individual name losses exceeding $40 million.

There was some further deterioration in the international power portfolio, while exposure to the Telecommunication sector reduced significantly.  In these two sectors additional specific provisions of $114 million were raised during the year compared to $377 million in the September 2002 year.  There were no large single name losses in excess of $40 million experienced this year.  As a percentage of average net lending assets, net specific provisions reduced to 34 basis points this year, from 51 basis points last year.

Net non-accrual loans were $525 million at September 2003 compared with $628 million at September 2002.  The general provision balance at 30 September 2003 remains strong at $1,534 million (1.01% of risk weighted assets), compared with $1,496 million (1.06% of risk weighted assets) at 30 September 2002.

Capital management

The Group’s total capital adequacy ratio increased from 9.5% to 11.1% over the year to 30 September 2003 due largely to:

•                  The $1 billion issuance of 10 million stapled securities (StEPs) on 23 September 2003 increased Tier 1 capital.  The stapled securities comprise an interest paying note issued by ANZ Holdings (New Zealand) Limited, a wholly owned subsidiary of ANZ, and a preference share on which dividend will not be paid while it is stapled to a note.

•                  A net increase of $1.2 billion of Tier 2 capital in the March 2003 half year, and a further $1.1 billion in the second half.

Tier 1 ratio at 7.7% was unchanged from March 2003 but down from 7.9% at 30 September 2002.  The stapled security issue was offset by a new APRA requirement to deduct purchased goodwill directly from Tier 1 capital.

The Group plans, subject to APRA approval, to call its TrUEPrs preference shares.  This will release a $76 million net profit after tax that arose from the close out of the TrUEPrs interest rate swap.

The Group’s ACE (Adjusted Common Equity; refer page 112 for definition) ratio remained unchanged at 5.7%.

ACE reconciliation	Sep 03	Mar 03	Sep 02
	$B	$B	$B
Tier 1	11.7	11.5	11.2
Preference Shares	(2.1)	(1.3)	(1.4)
Deductions	(0.9)	(1.8)	(1.7)
Adjusted Common Equity ($B)	8.7	8.4	8.1
% of risk weighted assets	5.7%	5.7%	5.7%

EVA reconciliation

One measure of shareholder value is EVATM (Economic Value Added) growth relative to prior periods.  EVATM for the year ended 30 September 2003 was $1,572 million, up from $1,457 million for the year ended 30 September 2002. EVATM for the September 2003 half was $828 million up from $744 million for the March 2003 half.

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%

EVATM

Net profit after tax	1,207	1,141	6%	2,348	2,322	1%
Notional goodwill on ING	22	22	0%	44	18	large
Other goodwill	9	9	0%	18	20	-10%
Significant transactions(1)	—	—	n/a	—	(154)	-100%
Imputation credits	249	215	16%	464	449	3%
Risk adjusted profit	1,487	1,387	7%	2,874	2,655	8%
Cost of ordinary capital	(611)	(589)	4%	(1,200)	(1,081)	11%
Cost of preference share capital	(48)	(54)	-11%	(102)	(117)	-13%
EVATM	828	744	11%	1,572	1,457	8%

(1)            Refer footnote 1 on page 1 for an explanation of the usefulness of adjusting profit to remove the impact of significant transactions.  For a reconciliation to net profit, see page 2

EVATM is a measure of risk adjusted accounting profit.  It is based on operating profit after tax, adjusted for significant transactions, the cost of capital, and imputation credits (measured at 70% of Australian tax).  Of these, the major component is the cost of capital, which is calculated on the risk adjusted or economic capital at a rate of 11%.  At the Group level, total capital is used so the cost of capital reflects the full resources provided by shareholders.

At ANZ, economic capital is the equity allocated according to a business unit’s inherent risk profile.  It is allocated for several risk categories including: credit risk, operating risk, interest rate risk, basis risk, mismatch risk, investment risk, trading risk and other risk.  The methodology used to allocate capital to business units for risk is designed to help drive appropriate risk management and business strategies.

At ANZ EVATM is a key measure for evaluating business unit performance and correspondingly is a key factor in determining the variable component of remuneration packages.  Business unit results are equity standardised, by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted or economic capital.

BUSINESS PERFORMANCE REVIEW

BUSINESS SEGMENT PERFORMANCE Bob Edgar

Analysis of the segment and business unit results appears on pages 13 to 48.  The principles used to compile business unit results are explained in the glossary on page 112.

Net profit for each business is determined after service transfer pricing and equity standardisation.

Profit & Loss (including effect of movements in foreign currencies)

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Net profit after income tax
Personal Banking Australia	196	188	4%	384	360	7%
Institutional Financial Services	388	384	1%	772	715	8%
Corporate	139	131	6%	270	242	12%
New Zealand Banking	67	74	-9%	141	131	8%
Mortgages	138	132	5%	270	247	9%
Consumer Finance	96	48	100%	144	150	-4%
Asset Finance	66	61	8%	127	103	23%
ING Australia(1)	21	17	24%	38	43	-12%
Asia Pacific	64	67	-4%	131	98	34%
Treasury	46	49	-6%	95	125	-24%
Group Centre	(14)	(10)	40%	(24)	(46)	-48%
Net profit (excl significant transactions)(2)	1,207	1,141	6%	2,348	2,168	8%
Significant transactions(2)	—	—	n/a	—	154	n/a
Net profit	1,207	1,141	6%	2,348	2,322	1%

(1)            Includes the results of ING Australia (INGA) for the period from 1 May 2002; and the results of the businesses sold into INGA for the prior periods

(2)            Significant transactions during the year ended 30 September 2002 were the sale of business to INGA, the NHB recovery and special general provision for doubtful debts.  ANZ excludes significant transactions to eliminate the distorting effect of one-off transactions on the results of its core business

The Group from time to time modifies the organisation of its businesses to enhance the focus on delivery of specialised products or services to customers.  Prior period numbers are adjusted for such organisational changes to allow comparability.  During the half ended 30 September 2003 the significant changes were:

•                  The re-organisation within Personal Banking Australia, effective from 1 April 2003.  This segment consists of:

•                  Personal Distribution which provides a full range of banking services, including the distribution of Wealth Management products, to personal customers and small to medium rural customers in Australia through branches, call centres, ATMs and on-line banking.

•                  Banking Products which delivers comprehensive financial advisory, trustee and distribution services to high net worth customers in Australia covering investment, risk, lending and banking.

•                  In addition, there have been a number of function transfers including the transfer of the Contact Centre to Personal Banking Australia, further customer segmentation between Institutional Banking, Structured Finance International and Corporate, and a number of relatively minor methodology changes to revenue and cost allocations.

•                  ANZ has increased the allocation of economic capital to business units carrying goodwill on investments.  Business units carrying goodwill will show increased earnings on capital in the equity standardised statement of financial performance.

Profit & Loss (prior period figures restated to remove effect of movements in foreign currencies(3))

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Net profit after income tax
Personal Banking Australia	196	188	4%	384	360	7%
Institutional Financial Services	388	375	3%	772	713	8%
Corporate	139	131	6%	270	242	12%
New Zealand Banking	67	72	-7%	141	141	0%
Mortgages	138	130	6%	270	250	8%
Consumer Finance	96	48	100%	144	152	-5%
Asset Finance	66	61	8%	127	105	21%
ING Australia(1)	21	17	24%	38	43	-12%
Asia Pacific	64	67	-4%	131	93	41%
Treasury	46	47	-2%	95	121	-21%
Group Centre	(14)	(11)	27%	(24)	(55)	-56%
Net profit (excl significant transactions)	1,207	1,125	7%	2,348	2,165	8%
Significant transactions(2)	—	—	n/a	—	154	n/a
Net profit (excl FX movements)	1,207	1,125	7%	2,348	2,319	1%
FX impact on reported Net Profit(3)	—	16	-100%	—	3	n/a
Net profit	1,207	1,141	6%	2,348	2,322	1%

(1)            Includes the results of ING Australia (INGA) for the period from 1 May 2002; and the results of the businesses sold into INGA for the prior periods

(2)            Significant transactions during the year ended 30 September 2002 were the sale of business to INGA, the NHB recovery and special general provision for doubtful debts.

(3)            ANZ has removed the impact of exchange rate movements to provide investors with a better indication of the business unit performance in local currency terms

This page has been left blank intentionally

BUSINESS PERFORMANCE REVIEW

PERSONAL BANKING AUSTRALIA Elmer Funke Kupper • Personal Distribution • Banking Products

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Net interest income	430	421	2%	851	790	8%
Other external operating income	191	187	2%	378	368	3%
Net inter business unit fees	202	187	8%	389	399	-3%
Operating income	823	795	4%	1,618	1,557	4%
External operating expenses	(426)	(409)	4%	(835)	(812)	3%
Net inter business unit expenses	(107)	(106)	1%	(213)	(207)	3%
Operating expenses	(533)	(515)	3%	(1,048)	(1,019)	3%
Profit before debt provision	290	280	4%	570	538	6%
Provision for doubtful debts	(14)	(13)	8%	(27)	(24)	13%
Profit before income tax	276	267	3%	543	514	6%
Income tax expense and outside equity interests	(80)	(79)	1%	(159)	(154)	3%
Net profit attributable to members of the Company	196	188	4%	384	360	7%

Net loans & advances including acceptances	5,902	5,197	14%	5,902	4,945	19%
Other external assets	794	1,034	-23%	794	887	-10%
External assets	6,696	6,231	7%	6,696	5,832	15%
Deposits and other borrowings	31,824	30,425	5%	31,824	28,968	10%
Other external liabilities	1,254	1,105	13%	1,254	1,108	13%
External liabilities	33,078	31,530	5%	33,078	30,076	10%

Net interest average margin	2.78%	2.84%	-2%	2.81%	3.06%	-8%
Return on assets	1.20%	1.21%	-1%	1.21%	1.31%	-8%
Return on risk weighted assets	3.67%	3.78%	-3%	3.74%	4.12%	-9%
Operating expenses to operating income	64.8%	64.8%	0%	64.8%	65.4%	-1%
Operating expenses to average assets	3.28%	3.31%	-1%	3.30%	3.70%	-11%
Net specific provisions	(10)	(9)	11%	(19)	(17)	12%
Net specific provision as a % of average net advances	0.37%	0.36%	2%	0.36%	0.36%	0%
Net non-accrual loans	10	7	43%	10	10	0%
Net non-accrual loans as a % of net advances	0.17%	0.13%	31%	0.17%	0.20%	-15%
Total employees	6,822	6,733	1%	6,822	6,577	4%

2003 result

Profit after tax increased by 7% with profit growth in Banking Products of 27% offsetting a 4% reduction in Personal Distribution.  Within Personal Distribution, Rural Banking performed well delivering a 10% profit improvement offsetting investments in Personal Banking and revenue pressure in ANZ Financial Planning.  Significant factors affecting the result were:

•              Net interest income increased 8% driven by volume growth in Rural Banking (business lending 22%, business deposits 44%), and in Banking Products with growth in consumer deposits (11%) and margin lending, (19%). Net interest margin, however, was lower by 25 basis points due to the lower interest rate environment and higher growth in lower margin cash and term deposits.

•              Other external operating income increased 3%. Revenue from the distribution of investment management products is recorded as external income, whereas prior to the sale of businesses to INGA, this revenue was internal. After adjusting for this:

•              Sales and retention commissions received from the sale of ANZ products through the branch network increased 5% reflecting strong demand for mortgages and the effects of our investment in training of sales staff in the second half.

•              Fees from core transaction products were marginally up.

•              Other external operating income reduced 6% driven by an 18% reduction in sales and retention payments from INGA, reflecting the negative impact of the downturn in the equity markets. This was particularly evident in the first half of the year.

•              Operating costs increased 3% due to an $8 million investment in training our sales force, and increased depreciation associated with investments in technology and the branch network. Banking Products benefited from cost savings arising from the creation of INGA.

•              Provision for doubtful debts remained low reflecting sound credit quality, and the deposit driven nature of the business.

Comparison with March 2003 half

Profit after tax increased 4%, with Banking Products growing by 5% and Personal Distribution by 4%:

•              Revenues grew by 4%. Net interest income benefited from deposit and rural lending growth, and seasonal growth in gearing products. This was in part offset by a modest margin decline. Sales and retention commissions received from the sale of mortgages and consumer products through the branch network increased by 8%.

•              Operating costs increased 3% in the half. Most of the training investment was made in the second half, and the investment in the network led to higher premises expenses.

•              Provision for doubtful debts was stable.

Our business

Our business generates revenue through four major activities:

•              Managing and selling proprietary products (including savings products, transaction accounts and agri-lending) from which we earn interest and fees.

•              Selling other ANZ products from which we earn sales commissions and, in some cases, trailer commissions.

•              Providing financial advice to individuals and distributing investment products.

•              Providing branch and network services to ANZ’s personal and corporate customers (e.g. cash deposit facilities), on a cost-recovery basis.

Key Performance Indicators	Half year Sep 03	Half year Mar 03	Half year Sep 02
Deposit balances ($billion)	31.8	30.4	29.0
Lending balances ($billion)	5.9	5.2	4.9
Deposit interest margin (%)	2.27	2.34	2.41
Mortgage sales ($billion)	7.7	6.1	6.4
Managed investment flows ($million)	1,043	970	1,083
Sales commissions ($million)	89.3	78.2	82.3
Customers (million)	3.20	3.17	3.15

External considerations

Our business has three significant economic sensitivities:

•              GDP growth, which impacts domestic savings and borrowings. We expect deposit market growth of 5-6% over the next 12 months based on Australian GDP growth of around 3%.

•              Interest rates. Our margins are normally higher in higher interest rate environments.

•              Demand for mortgages. 60% of our sales commissions come from mortgage sales. Demand has been strong for 2003 but is expected to soften over 2004 as the residential property market consolidates after several years of high growth.

Business environment measures	Half year Sep 03	Half year Mar 03	Half year Sep 02
Real GDP growth (%)	1.8	2.1	3.1
Official cash rate (%)	4.8	4.8	4.8
Residential mortgage credit growth (%)	9.4	10.1	9.2

Source: economics@anz. September 2003 figures are forecast.

Executing our strategy

We are a distribution business, and are looking to improve our sales performance and customer retention.  Our key areas of focus are:

Focus/Strategy		Progress
Human Face	•	Implemented local management teams across Australia
• Give customers someone local to turn to: contribute to the communities we live in	•	Positive recognition in local media for community support
	•	Improved customer satisfaction with branches at 7.7 out of 10

Great Products/Best Deal	•	Industry transaction account award for last two years
• Provide products with excellent features which are simple to understand	•	Growth in new accounts 6% since September 2002
	•	Growth in cash management FUM of 25% since September 2002
	•	Simplified and re-issued all merchandising
	•	Overall market share of deposits up 0.5% since September 2002

Reliable service	•	Trained over 4,200 branch staff on sales skills including FSRA compliance
• Accessible; deliver on the basics	•	Reduced peak queue times and queue complaints per month
	•	Extended opening hours, opened 6 new branches and added 100 ATMs
	•	Refreshed or refurbished 25% of branch network
	•	Developed new Telling platform ready for implementation from November 2003

PERSONAL DISTRIBUTION – Satyendra Chelvendra (Personal Banking); Mike Guerin (Rural Banking)

Michael Saadie (Private Banking); Dean Nalder (Financial Planning)

Provides a full range of banking and financial planning services to personal customers across Australia, and to small business and agri customers in rural Australia

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Net profit after tax	114	110	4%	224	234	-4%
Revenue	573	555	3%	1,128	1,094	3%
Operating expenses	(405)	(392)	3%	(797)	(746)	7%
Provision for doubtful debts	(9)	(8)	13%	(17)	(14)	21%
Net specific provisions	(7)	(5)	40%	(12)	(10)	20%
Net non-accrual loans	10	7	43%	10	9	11%

In 2003, we made significant investments to improve the sales and service performance of the business.  On the service side, 155 branches were refurbished, with new merchandising rolled out across the network.  On the sales side, emphasis is on the skills of our sales force and in the second half, more than 4,200 staff received sales training.

The second half showed stronger sales performance in Personal Banking on the back of continued strong demand for mortgages and higher sales productivity.  Growth in the rural sector has continued, with ANZ improving its market share.  The sustained downturn in the equity markets continued to negatively impact the distribution of investment management products.  Gross flows improved in the second half as equity markets stabilised.

BANKING PRODUCTS - Craig Coleman

Banking Products manufactures deposit, transaction accounts and Margin Lending products.  In addition, the businesses manages ANZ’s direct channels covering Phone Banking, ATMs and Internet Banking

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Net profit after tax	82	78	5%	160	126	27%
Revenue	250	240	4%	490	463	6%
Operating expenses	(128)	(123)	4%	(251)	(273)	-8%
Provision for doubtful debts	(5)	(5)	—	(10)	(10)	0%
Net specific provisions	(3)	(4)	-25%	(7)	(7)	0%
Net non-accrual loans	—	—	n/a	—	1	-100%

Demand for deposits remained strong in 2003 with deposit balances increasing by 9% over the year.  In August, ANZ was named “Savings Institution of the Year” and ANZ’s transaction accounts again were voted best in the market by Personal Investor magazine.  Margin lending growth improved, with loan balances increasing by 19%.  Transaction volumes via direct channels have increased 14% reflecting the expansion of our ATM fleet expansion and continued growth in internet banking.

INSTITUTIONAL FINANCIAL SERVICES Bob Edgar • Institutional Banking • Transaction Services • Foreign Exchange	• Capital Markets • Structured Finance International • Corporate Financing & Advisory

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Net interest income	329	372	-12%	701	714	-2%
Other external operating income	618	578	7%	1,196	1,118	7%
Net inter business unit fees	(12)	(13)	-8%	(25)	(28)	-11%
Operating income	935	937	-0%	1,872	1,804	4%
External operating expenses	(268)	(279)	-4%	(547)	(568)	-4%
Net inter business unit expenses	(59)	(62)	-5%	(121)	(114)	6%
Operating expenses	(327)	(341)	-4%	(668)	(682)	-2%
Profit before debt provision	608	596	2%	1,204	1,122	7%
Provision for doubtful debts	(84)	(81)	4%	(165)	(173)	-5%
Profit before income tax	524	515	2%	1,039	949	9%
Income tax expense and outside equity interests	(136)	(131)	4%	(267)	(234)	14%
Net profit attributable to members of the Company	388	384	1%	772	715	8%

Net loans & advances including acceptances	40,477	42,262	-4%	40,477	41,863	-3%
Other external assets	16,052	17,151	-6%	16,052	17,292	-7%
External assets	56,529	59,413	-5%	56,529	59,155	-4%
Deposits and other borrowings	26,631	28,638	-7%	26,631	26,530	0%
Other external liabilities	20,808	20,973	-1%	20,808	23,934	-13%
External liabilities	47,439	49,611	-4%	47,439	50,464	-6%

Net interest average margin	1.63%	1.75%	-7%	1.69%	1.75%	-3%
Return on assets	1.33%	1.27%	5%	1.30%	1.17%	11%
Return on risk weighted assets	1.19%	1.16%	3%	1.18%	1.08%	9%
Operating expenses to operating income	35.0%	36.4%	-4%	35.6%	37.7%	-6%
Operating expenses to average assets	1.12%	1.13%	-1%	1.12%	1.12%	0%
Net specific provisions	(94)	(123)	-24%	(217)	(454)	-52%
Net specific provision as a % of average net advances	0.46%	0.58%	-19%	0.52%	1.05%	-50%
Net non-accrual loans	352	406	-13%	352	448	-21%
Net non-accrual loans as a % of net advances	0.87%	0.96%	-9%	0.87%	1.07%	-19%
Total employees	2,733	2,660	3%	2,733	2,612	5%

2003 result

Profit after tax increased 8% driven by revenue growth in Institutional Banking and Capital Markets of 10% and 9% respectively, and a 7% increase in profit after tax in Transaction Services.  This was offset by a 19% reduction in profit after tax in Structured Finance International reflecting the continuing rebalancing of the portfolio towards lower risk sectors.  Significant influences on the result were:

•              Net interest income reduced 2%.  A 6% increase in Institutional Banking due to growth in domestic lending volumes and higher margins, and a 17% increase in Structured Finance International driven by several high margin structured deals was offset by increased funding costs on derivative trading in Capital Markets and Foreign Exchange that was basically exchange rate driven.

Lending volumes were 3% lower as a result of a reduction in offshore exposures and the impact of the appreciation in the AUD.

•              Other operating income increased 7% due to volume related fee growth of 9% in Australia/New Zealand Institutional Banking, higher profit on trading instruments in Capital Markets and Foreign Exchange (the split of net interest income and other operating income can vary considerably in markets trading depending on economic conditions), and a $19 million profit after tax on the final sale of development property businesses.

Fee revenue in Transaction Services increased 4% despite being suppressed by the impact of the appreciation of AUD and NZD, SARS, terrorism alerts, and the drought in Australia.

Non-interest income reduced 29% in Structured Finance International reflecting difficult conditions in the Power and Telecommunications sectors, combined with reduced Leasing and Tax based activity, and by 6% in Corporate Financing and Advisory, reflecting the profit on sale of a legacy asset in 2002.

•              Operating expenses reduced by 2%, due to the appreciation of the AUD against the USD and GBP reducing the 2003 cost base in offshore sites, and continuing cost discipline across all businesses.  Increased personnel costs and the cost consequence of consolidating the TradeCentrix (previously known as Proponix) processing hub were absorbed by back office efficiency initiatives, and tight control on discretionary expenditure.

•              Provision for doubtful debts reduced 5% with a continuing reduction in offshore institutional exposures, including reduced exposure to the US and UK Power and Telecommunication sectors.  Offsetting these improvements was a further deterioration in credit quality of the remaining power and telecommunication exposures.  Net non-accrual loans decreased by 21%, largely reflecting the continuing rebalancing of the portfolio towards lower risk sectors.  Net specific provisions reduced significantly from the 2002 year which included provisioning on Enron and Marconi. New specific provisions relate mainly to further provisioning against the offshore Power sector.

Comparison with March 2003 half

Profit after tax increased 1%.  Improved results in Institutional Banking and Capital Markets were offset by lower profits in Structured Finance International, Foreign Exchange and Transaction Services.

Operating income was flat.  Other operating income in Institutional Banking increased by 8% which included the sale of development properties.  Corporate Financing and Advisory revenue increased by 8% with a strong performance in leasing and structured asset finance.  Revenue in Capital Markets increased due to contributions from most product lines and increased client penetration.  Transaction Services revenue was flat due to the appreciation of the AUD and NZD against the USD, the impact of the drought in Australia, SARS and lower deposit holdings and margins in an increasingly competitive market.  Foreign Exchange revenues have been constrained in a very competitive market while revenue in Structured Finance International fell following the syndication of high yielding structured assets in the September half year, a reduction in exposure to the power and telecommunications sectors and lower interest recoveries on non-accrual loans.

Operating expenses reduced by 4%.  Increased costs in Transaction Services as a result of the consolidation of the TradeCentrix processing hub and higher software amortisation charges from 1 April 2003 were offset by reduced discretionary expenditure.

Economic loss provision for doubtful debts increased by 4% due to growth in lending assets in Australia, a number of domestic downgrades, and further deterioration in the remaining offshore power and telecommunication exposures.  Net specific provisions largely relate to exposures to the US and UK power sectors.  Net non-accrual loans decreased by 13%, reflecting the continuing rebalancing of the portfolio towards lower risk sectors.

Our business

Institutional Financial Services (IFS) provides a complete range of financial solutions for our customers, bringing together the Institutional Banking customer segment and the specialised wholesale product segments covering Transaction Services, Foreign Exchange & Commodities, Capital Markets, Structured Finance International and Corporate Financing & Advisory.

Major revenue sources are interest income on loans and advances, fees for lending and non lending services including advisory services, and financial markets product income from foreign exchange and capital markets activities.

Asset quality and the provision for doubtful debts is a key factor in the IFS performance

IFS operates globally, with a presence in Australia, New Zealand, United Kingdom, Europe, United States and Asia.

IFS has a leading market position in Australia and is well positioned in offshore market niches to deliver profitable growth.  Institutional Banking has maintained its leadership position in the domestic market through industry specialisation, which has now been rolled out globally.  Each of the product segments hold strong market positions: Foreign Exchange has been voted FX House of the Year in Australia by Insto; Capital Markets holds top 3 market positions for all products in its portfolio in Australasia; Structured Finance International achieved a top 10 position globally in the 2002 Dealogic Project Finance Arranger league tables; Transaction Services is the domestic market leader in Trade and Clearing and a top 2 position in cash management; and Corporate Financing & Advisory is a market leader in project and structured finance.

External considerations

•              Continuing uncertainty in the global economy has presented challenging conditions during the year.  The SARS outbreak particularly impacted trade flows

•              AUD appreciation during the year has had an adverse impact on performance.

•              Domestic lending activity has been challenged by subdued domestic business lending growth.

•              Run-off of non-strategic assets in the offshore book has continued in line with our lower risk strategy and has had an adverse impact on net profit after tax.

•              Customer demand for direct market funding, which requires increasing sophistication and creativity, is increasingly a factor in the market place.

•              Financial markets growth continues to focus on new financing techniques, securitisation and structured products. Securitisation growth has been around 30% per annum for the last 5 years.

Executing our strategy

The vision for Institutional Financial Services is to continue to move the mix of business increasingly towards a fee based advisory, solutions oriented, value added proposition with a low risk balance sheet.  The best of investment banking together with our stronger balance sheet, traditional product capability, existing products and our existing corporate franchise are expected to deliver strong revenue opportunities.  Key themes in executing this strategy are:

Key priorities		Progress/Plan

Deepen our domestic leadership position	•	The focus on specialisation has been extended with sub segment specialists, and will be further expanded
	•	Good progress continues to be made with the cross sell of non-balance sheet products

Develop new revenue streams for sustainable growth	•	The penetration of “sophisticated” products into the Corporate and Small to Medium Enterprise segments is progressing very successfully
	•	Penetration of anz.com FX Online has now been extended to offshore points
	•	Good progress continues to be made in acquiring and/or launching specialist wholesale funds for infrastructure finance
	•	Focus continues to be given to expansion of the commodities business

Build a viable offshore franchise by leveraging the strengths of our domestic business	•	Corporate relationship lending has been disaggregated from Structured Finance International and is now being managed on global industry lines
	•	A stronger foreign exchange and interest rate business presence has been established in Asia
	•	Commodity & Trade Finance capability has been strengthened

Maintain excellence in Risk Management	•	Non-core lending continues to be exited
	•	A selective asset writing strategy has been put in place in Asia that focuses on lending to corporates with a connection to Australasia
	•	Lower single customer limits have been put in place offshore which have reduced the size of offshore customer exposures

Grade	Sep 02	Mar 03	Sep 03
B+ to CCC	2.6%	3.1%	3.4%
Below CCC	1.8%	1.7%	1.6%

INSTITUTIONAL BANKING – Murray Horn

Managing customer relationships through nine specialised industry segments.  Developing financial services solutions and strategies for large businesses (turnover greater than $100 million) in Australia & New Zealand, and through corporates where we have an existing customer relationship in United Kingdom, United States and Asia

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Net profit after tax	156	144	8%	300	249	20%
Revenue	365	348	5%	713	648	10%
Operating expenses	(84)	(85)	-1%	(169)	(165)	2%
Provision for doubtful debts	(60)	(55)	9%	(115)	(122)	-6%
Net specific provisions	(38)	(42)	-10%	(80)	(352)	-77%
Net non-accrual loans	137	199	-31%	137	265	-48%

The strategy to reduce exposures in the UK and US markets and place an increased emphasis on the domestic operations resulted in ANZ maintaining its leading market position in Australia and improved overall credit quality.  The improvement in credit quality is reflected in the decline in new non-accrual loans and net specific provisions as offshore exposures are managed down.  Economic loss provision for doubtful debts increased in the September half due to growth in lending assets in Australia, a number of domestic downgrades, and further deterioration in the remaining offshore power exposures.  The September 2003 results also benefited from a $19 million profit after tax on the sale of development properties.

TRANSACTION SERVICES – Mark Paton

Provision of cash management, trade finance, international payments, clearing and custodian services principally to institutional and corporate customers in Australasia and overseas

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Net profit after tax	80	84	-5%	164	153	7%
Revenue	213	212	0%	425	417	2%
Operating expenses	(96)	(92)	4%	(188)	(188)	0%
Provision for doubtful debts	(3)	(4)	-25%	(7)	(10)	-30%
Net specific provisions	(5)	3	large	(2)	(6)	-67%
Net non-accrual loans	3	4	-25%	3	4	-25%

Cash management businesses experienced good deposit growth with customers increasing their cash holdings.  This was coupled with improved income from Custodian Services with increased assets under custody and transaction volumes.  Trade Finance and International Payments suffered from the effects of SARS and terrorism alerts and the related downturn in tourism, the appreciation of AUD and NZD against the USD, and reduced trade flows resulting from the drought in Australia.  Operating efficiency improved while completing the acquisition of the TradeCentrix processing hub, which added 105 staff in the September 2003 half year, and commencing the amortisation charge for the new global trade platform software.  Cost savings in cash, trade and payments processing more than offset these costs and the investment in a replacement custody system.

FOREIGN EXCHANGE – Rick Sawers

Provision of foreign exchange and commodity trading and sales related services to corporate and institutional clients globally

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Net profit after tax	41	44	-7%	85	84	1%
Revenue	118	126	-6%	244	248	-2%
Operating expenses	(57)	(63)	-10%	(120)	(123)	-2%
Provision for doubtful debts	-	(1)	-100%	(1)	(3)	-67%
Net specific provisions	(10)	(24)	-58%	(34)	1	large
Net non-accrual loans	45	53	-15%	45	77	-42%

Sales and trading activity was maintained at the prior year levels despite slow market conditions prevailing for much of the year, particularly in the Australasian time zone.  Customer activity was constrained by currencies being range bound for long periods reflecting the general uncertainty associated with events such as the Iraq war, the SARS outbreak and the revision of treasury hedging policies by corporates.  The development of collateralisation capabilities and commissioning of CLS (continuous linked settlements) during the year has reduced credit and settlement risk respectively.  Net specific provisions and non accrual loans related to one large Australian Corporate that defaulted in 2002.

CAPITAL MARKETS – David Hornery

Provision of origination, underwriting, structuring, risk management, advice, and sale of credit and derivative products globally

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Net profit after tax	39	36	8%	75	64	17%
Revenue	100	98	2%	198	181	9%
Operating expenses	(42)	(44)	-5%	(86)	(88)	-2%
Provision for doubtful debts	(2)	(1)	100%	(3)	(2)	50%
Net specific provisions	(5)	—	n/a	(5)	(3)	67%
Net non-accrual loans	12	19	-37%	12	4	large

The 2003 year was characterised by a lack of volatility in interest rate markets, and reduced client hedging activity with expectations that historically low levels of interest rates would continue in the medium term.  Increased revenues reflect increased penetration into existing markets by the derivatives desk, a continued push into new fixed interest products and improved conversion of opportunities into mandates in the Primary Markets Group.

STRUCTURED FINANCE INTERNATIONAL – Gordon Branston

Provision of advisory, arranging, underwriting, financial engineering and funding services outside Australia and New Zealand in relation to project and structured finance transactions

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Net profit after tax	32	36	-11%	68	84	-19%
Revenue	82	101	-19%	183	201	-9%
Operating expenses	(27)	(37)	-27%	(64)	(76)	-16%
Provision for doubtful debts	(10)	(11)	-9%	(21)	(22)	-5%
Net specific provisions	(36)	(55)	-35%	(91)	(56)	63%
Net non-accrual loans	150	117	28%	150	77	95%

The 2003 result reflects the Group’s strategy to rebalance the portfolio towards lower risk sectors, and reduce exposure to the UK and US power and telecommunications sectors.  The leasing & transportation sector has performed strongly, however, most other industry segments have been impacted by subdued market conditions resulting in an increased time to bring mandated deals to financial close.  Credit remains a critical issue with some further deterioration in credit quality, notably in the UK and US power sectors.

CORPORATE FINANCING & ADVISORY – Peter Hodgson

Provision of complex financing and advisory services, structured financial products, leasing, private equity, project, export and leveraged finance and infrastructure investment in Australia and New Zealand

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Net profit after tax	40	40	—	80	81	-1%
Revenue	56	52	8%	108	108	0%
Operating expenses	(21)	(20)	5%	(41)	(42)	-2%
Provision for doubtful debts	(9)	(9)	—	(18)	(14)	29%
Net specific provisions	-	(5)	-100%	(5)	(38)	-87%
Net non-accrual loans	4	14	-71%	4	21	-81%

The portfolio strategy of developing and exploiting niche products for the core customer base showed promising results in 2003 as a result of the increased emphasis on growing the private equity, infrastructure fund management and leveraged finance businesses.  Revenue from core activities grew notwithstanding a challenging environment.  The profit on sale of a legacy asset inflated income in 2002.  Other niche products directed at the Small Business segment will be launched in 2004 to further advance the portfolio strategy.

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CORPORATE Graham Hodges • Small to Medium Enterprises Australia • Corporate Banking Australia

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Net interest income	249	238	5%	487	448	9%
Other external operating income	109	100	9%	209	197	6%
Net inter business unit fees	(22)	(21)	5%	(43)	(41)	5%
Operating income	336	317	6%	653	604	8%
External operating expenses	(91)	(87)	5%	(178)	(170)	5%
Net inter business unit expenses	(22)	(19)	16%	(41)	(42)	-2%
Operating expenses	(113)	(106)	7%	(219)	(212)	3%
Profit before debt provision	223	211	6%	434	392	11%
Provision for doubtful debts	(24)	(24)	—	(48)	(46)	4%
Profit before income tax	199	187	6%	386	346	12%
Income tax expense and outside equity interests	(60)	(56)	7%	(116)	(104)	12%
Net profit attributable to members of the Company	139	131	6%	270	242	12%

Net loans & advances including acceptances	16,029	14,827	8%	16,029	13,472	19%
Other external assets	56	58	-3%	56	66	-15%
External assets	16,085	14,885	8%	16,085	13,538	19%
Deposits and other borrowings	12,846	11,881	8%	12,846	11,155	15%
Other external liabilities	5,104	4,636	10%	5,104	4,544	12%
External liabilities	17,950	16,517	9%	17,950	15,699	14%

Net interest average margin	3.83%	3.82%	0%	3.82%	4.05%	-6%
Return on assets	1.63%	1.61%	1%	1.62%	1.63%	0%
Return on risk weighted assets	1.84%	1.87%	-2%	1.86%	1.84%	1%
Operating expenses to operating income	33.6%	33.4%	1%	33.5%	35.1%	-5%
Operating expenses to average assets	1.32%	1.30%	2%	1.31%	1.42%	-8%
Net specific provisions	(49)	(8)	large	(57)	(49)	16%
Net specific provision as a % of average net advances	0.64%	0.11%	large	0.39%	0.38%	3%
Net non-accrual loans	74	87	-15%	74	77	-4%
Net non-accrual loans as a % of net advances	0.46%	0.58%	-21%	0.46%	0.57%	-19%
Total employees	1,597	1,522	5%	1,597	1,487	7%

2003 result

Profit after tax increased by 12%.  Significant influences on the result were:

•              Operating income increased 8% with strong growth in both lending and deposit volumes.  SME achieved 15% revenue growth resulting from an increased geographic footprint, a focus on industry specialisation and an increasing volume of new business being generated through third party broker channels.  Corporate Banking revenue increased by 1% over the year, but rose 5% in the second half of the year reflecting stronger business momentum.

•              The growth in other operating income was driven by the increase in volume of lending in both Corporate and SME.

•              Operating expenses increased 3%.  Higher costs in SME are due to ongoing investment in frontline and support staff to enable the continued expansion of the overall business.  Overheads in Corporate Banking have reduced due to on-going careful cost management and synergies in combining the business.

•              Provision for doubtful debts have increased 4%, slower than the 19% growth in lending volumes.  Credit quality in the SME sector remains sound with the portfolio quality reviewed every quarter to detect any early adverse trends.  One indicator of portfolio quality is the percentage of quarterly Business Activity Statement (BAS) payments met by drawing down existing deposits versus increasing debt (overdrafts).  This has remained at around 80% of the tax payments being met from deposits suggesting steady cash performance in the SME sector.

•              Net specific provisions were up largely due to provisioning against two large corporate customer exposures: problems with one emerged in the second half of the financial year while the other reflected an increase in provisioning in an account that has been closely monitored for two years.

Comparison with March 2003 half

Profit after tax increased 6% building on the strong growth in the first half.  Revenue increased 6% with 5% growth in net interest.  Both lending and deposit volumes grew 8%.  Other external income increased 9% with solid fee growth in both the Corporate and SME sectors.

Operating costs increased by 7% driven by a 5% increase in relationship and business related support staff, principally in SME.  Increased software amortisation costs and business volume related increases in technology costs contributed to the increase in allocated internal costs.

Provision for doubtful debts remained flat while net specific provisions were significantly higher.

Our business

Small to Medium Enterprises Australia

•              There has been a significant investment in the SME business over the past few years, centred on an expanded geographic coverage and developing specialised segments (e.g. Franchising).  These investments have driven strong growth in revenue and business profits.  Full year revenue continued to grow faster than costs, permitting on-going investment.

•              The strong lending growth has not been at the expense of credit quality.  The portfolio is ~80% fully secured and is reviewed dynamically via behaviour scoring on a quarterly basis.

Corporate Banking Australia

Corporate Banking has a strong market position in a relatively mature market place.  Customer surveys* suggest ANZ has a very strong Corporate banking proposition with a broad product offering.  The establishment of a dedicated ‘middle office’ has allowed the business unit to capitalise on efficiency gains enabling the frontline to focus on sales.

The total customer profit has continued to grow strongly, with the corporate customer base contributing to profits in other business units.

*  Roberts Research

External considerations

•              Mid-sized companies have experienced good profitability and low gearing in recent years.

•              The outlook for business investment is expected to remain positive over the year ahead.

•              SME market is in good financial shape and credit growth is expected to remain robust.

•              Quarterly payments to the Australian Tax Office have increased the focus of small businesses on cash flow.

Executing our strategy

The Corporate and SME Banking Businesses were brought together in December 2002.  The businesses are at different stages of development, but there have been synergies from the closer alignment of the teams.

Focus		Strategy		Progress
SME
Increased revenue opportunities	•	Expanding specialised business concept	•	Invested in geographic areas where ANZ is underweight or market growing rapidly
	•	Recruitment of skilled people	•	Increased staff in front-line and in specialised businesses
		New product innovation such as the SME Development Capital Product	•	SME Development Capital product launched in July 2003. Hybrid debt equity product for fast growing SME clients

Enhance operational effectiveness	•	Maximise efficiency of frontline network	•	Straight-through processing loan origination operating for smaller loan amounts
	•	Streamline frontline activities to create new business capacity	•	Automated Letter of Offer; Security Documents via intranet
	•	Deliver intranet based Straight Through Processing of Loan origination	•	Behavioural and credit scoring embedded

Corporate
Driving a stronger sales culture while delivering excellent customer service	•	Increase sales and new customer acquisition	•	A lift in revenues reflecting the impact of a more disciplined sales regime
			•	Selected investments via growth bids

Solutions focus at the larger customer end	•	Maintain a strong focus on cross sell to corporate customer base	•	New dedicated resources
	•	Pursue ‘Wall Street to Main Street’ opportunities	•	Integrated approach with Corporate Finance & Advisory to target Corporate Banking opportunities
			•	Increased activity in sophisticated solutions

CORPORATE

SMALL TO MEDIUM ENTERPRISES AUSTRALIA – Graham Hodges

Provides a full range of banking services for metropolitan based small to medium business in Australia with turnover up to $10 million

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Net profit after tax	82	77	6%	159	137	16%
Revenue	183	171	7%	354	308	15%
Operating expenses	(58)	(53)	9%	(111)	(100)	11%
Provision for doubtful debts	(8)	(8)	—	(16)	(13)	23%
Net specific provisions	(3)	(2)	50%	(5)	(13)	-62%
Net non-accrual loans	5	6	-17%	5	5	0%

The strategy has been to develop a strong customer proposition and achieve rapid growth in the business.  New investment has centred on expanding the geographic footprint and industry specialisation.  Growth has been achieved through an increased investment in relationship and business support staff and leveraging third party broker distribution channels.  Monitoring the credit portfolio has received increased focus during this period of rapid expansion and is reflected in reduced specific provisioning.

CORPORATE BANKING AUSTRALIA – Graham Hodges

Managing customer relationships and developing financial solutions for medium sized businesses (turnover $10 million to $100 million) in Australia

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Net profit after tax	57	54	6%	111	105	6%
Revenue	153	146	5%	299	296	1%
Operating expenses	(55)	(53)	4%	(108)	(112)	-4%
Provision for doubtful debts	(16)	(16)	—	(32)	(33)	-3%
Net specific provisions	(46)	(6)	large	(52)	(35)	49%
Net non-accrual loans	69	81	-15%	69	72	-4%

The business has continued its focus on acquiring new business customers and cross-selling the products of other ANZ business units.  Total customer profitability increased by 26% in the year with 46% of total profitability being reported in the profits of other product businesses.  Solid growth was achieved despite subdued market conditions with overall credit quality of the portfolio improving slightly.  Net specific provisions were impacted by provisions raised for two large customers.  Operating efficiency has improved following the centralisation of the Relationship Banking support functions early in the year.

NEW ZEALAND BANKING

Greg Camm

Provides a full range of banking services, including wealth management, for personal, small business and corporate customers in New Zealand through branches, call centres, relationship managers and on-line banking.  New Zealand Banking excludes Mortgages, Consumer Finance and Asset Finance.  New Zealand geography (page 51) includes all ANZ operations in NZ.

	Half year Sep 03 $M	Half year Mar 03 $M	Movt Sep 03 v. Mar 03%	Full year Sep 03 $M	Full year Sep 02 $M	Movt Sep 03 v. Sep 02%
Net interest income	150	161	-7%	311	277	12%
Other external operating income	89	92	-3%	181	167	8%
Net inter business unit fees	24	22	9%	46	46	0%
Operating income	263	275	-4%	538	490	10%
External operating expenses	(111)	(111)	—	(222)	(191)	16%
Net inter business unit expenses	(46)	(46)	—	(92)	(90)	2%
Operating expenses	(157)	(157)	—	(314)	(281)	12%
Profit before debt provision	106	118	-10%	224	209	7%
Provision for doubtful debts	(6)	(7)	-14%	(13)	(13)	0%
Profit before income tax	100	111	-10%	211	196	8%
Income tax expense and outside equity interests	(33)	(37)	-11%	(70)	(65)	8%
Net profit attributable to members of the Company	67	74	-9%	141	131	8%

Operating expenses to operating income	59.7%	57.1%	5%	58.4%	57.3%	2%
Net specific provisions	(2)	3	large	1	(5)	large
Net non-accrual loans	3	4	-25%	3	3	0%
Total employees	2,535	2,437	4%	2,535	2,371	7%

2003 results

Profit after tax for the year increased 8%, driven by an appreciation in the New Zealand dollar.  Excluding the exchange rate impact (this impact has been excluded for the same reason as set forth in note 3 on page 14), profit was flat.  The flat result was due to the lack of fee growth as we improved the competitiveness of our product ranges, and higher costs as we increased our front line branch staff numbers to improve customer service.

Key influences on the result (excluding the exchange rate impact) include the following:

•                  Net interest income increased 4%, driven by strong growth in Business & Rural lending and, to a lesser extent, Corporate lending. Overall margins contracted 5 basis points, with reduced deposit margins from competitive pressures, and reduced Corporate lending margins consistent with a focus on lower risk lending.

•                  Growth in other operating income was constrained by lower fees in Personal following the launch of a simplified product range in July 2002.

•                  Operating expenses increased 3%, reflecting increased frontline staffing as part of the roll out of the Restoring Customer Faith program in Personal, and increasing capacity in Business & Rural.  Technology costs were also higher with increased project related expenditure.

•                  Credit quality remains sound with the provision for doubtful debts charge falling 5% despite solid lending growth. This reduced cost has been driven by the continued reduction in risk profile of the Corporate & Business lending portfolio. Economic loss provisions remain well in excess of net specific provisions.

Comparison with March 2003 half

Profit after tax reduced by 8% after adjusting for exchange rate impacts.  Excluding the exchange rate impact: revenue reduced 2%, with the impact of reduced margins (caused by a 75 basis point reduction in the Official Cash Rate) more than offsetting the contribution from volume growth (7% growth in Corporate and Business & Rural lending, and 3% growth in Personal deposit volumes).  Operating costs increased 2% with investment in frontline staffing being partly offset by operating efficiencies in support areas.

NEW ZEALAND

Greg Camm

Our business

We operate in the personal, corporate, business and rural sectors in New Zealand:

•                  Personal Banking provides consumer banking deposits, loans and overdrafts.  The branch network services more than one million personal customers.  Personal Banking also provides wealth management services through Private Bank and ING Distribution.

•                  ANZ Business & Rural provides a full range of banking services for businesses and agriculture.

•                  Corporate Banking is responsible for managing customer relationships and developing financial solutions for medium-sized businesses.  Through our relationship managers, customers are provided with financial solutions ranging from traditional banking services to more sophisticated investment banking products.

External considerations

•                  Overall business environment.  While the domestic economy remains robust, export sector weakness is likely to result in slower economic growth, with annual growth in the NZ economy expected to slow to 2½% in 2003/04.

•                  Household deposits.  Deposit growth is slowing in the face of greater stability in equity markets and the lure of a strong residential property market for investors.

•                  Corporate debt.  This is expected to sustain reasonable growth, albeit slightly weaker as a result of a general slowdown in the agricultural sector.  Nevertheless, investment intentions are supportive of continued growth in business lending, partly as a result of high capacity utilisation in recent years.

•                  After a sustained period of declining to flat interest rates, some increase is expected over the year ahead.  This is already occurring in longer-term rates.  Short-term rates are expected to remain stable around current levels for some time before moving higher in the second half of 2004.

Executing our strategy

ANZ New Zealand now operates with greater management autonomy to respond to customer needs and the New Zealand competitive environment.  We have commenced rebuilding our New Zealand franchise.  We continue to enjoy high levels of customer satisfaction in the business sector, and in the personal sector we are now lifting off a low base.  In 2003, the ANZ retail operation was the most improved of all the banks in customer satisfaction, jumping from fifth place to third for service (A.C. Neilson Consumer Finance Monitor, September quarter).  Key areas of focus include:

Focus	Strategy	Progress
Brand (Overall)	• Integrated campaign to reinvigorate overall brand	• Campaign rollout to take place over 2003/2004
Products (Personal)	• Simplify products and improve their competitiveness	• Launched new transactional products – Control, Thrifty and Freedom; re-launched Call and Premier products
Products (Corporate)	• Wall Street to Main Street (Investment Banking solutions to the mid-market)	• Generated new Private Equity investments in 2003 and divestments in the year
Sales & Service (Personal)	• Team-based incentive program • Establish new training programs on induction, needs-based sales and sales management • Branch revitalising program • Mobile Mortgage Manager program

•                  Completed pilot; rollout over next 6 months to frontline staff

•                  Training programs in place; rollout over next 12 months to frontline staff

•                  Increased staffing in branches by 5%

•                  Plan for opening new branches over next twelve months

•                  Increased number of Mobile Mortgage Managers, particularly in Auckland market

Sales & Service (Business & Rural)	• Expansion of frontline sales force • Industry specialisation	• Commenced recruitment of new staff • Re-established rural business
Sales & Service (Corporate)	• Segmentation strategies	• Customer segmentation completed; improved customer satisfaction in all segments

MORTGAGES Chris Cooper Provision of mortgage finance secured by residential real estate in Australia and New Zealand

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Net interest income	405	370	9%	775	685	13%
Other external operating income	46	44	5%	90	89	1%
Net inter business unit fees	(143)	(124)	15%	(267)	(233)	15%
Operating income	308	290	6%	598	541	11%
External operating expenses	(73)	(67)	9%	(140)	(120)	17%
Net inter business unit expenses	(20)	(19)	5%	(39)	(40)	-3%
Operating expenses	(93)	(86)	8%	(179)	(160)	12%
Profit before debt provision	215	204	5%	419	381	10%
Provision for doubtful debts	(16)	(15)	7%	(31)	(28)	11%
Profit before income tax	199	189	5%	388	353	10%
Income tax expense and outside equity interests	(61)	(57)	7%	(118)	(106)	11%
Net profit attributable to members of the Company	138	132	5%	270	247	9%

Operating expenses (1) to operating income	28.9%	28.3%	2%	28.8%	28.3%	2%
Net specific provisions	(3)	(9)	-67%	(12)	(10)	20%
Net non-accrual loans	19	32	-41%	19	29	-34%
Total employees	1,264	1,145	10%	1,264	1,047	21%

(1).    This excludes goodwill amortisation. Refer to page 101 for a reconciliation and an explanation of the usefulness of this adjusted measure

2003 results

Profit after tax increased by 9%.  Significant influences on the result were:

•                  Net interest income increased by 13% driven by a 22% growth in the Australian mortgage portfolio, with record sales volume being written through all key channels.  The New Zealand mortgage business has had a turn around in 2003, experiencing strong growth in the September 2003 quarter following a period of flat or reducing volumes in 2002.

•                  Other operating income remained flat with volume growth offset by increased fee discounting.  Higher title search and valuation costs have not been passed on to customers.

•                  Sales and retention commissions paid to Personal Banking distribution increased 15% driven by improved performance in the network.

•                  Expenses increased 12% with increased staffing to maintain service levels due to higher volumes and increased amortisation of capitalised software.

•                  Provision for doubtful debts increased in line with volume growth.  Net non-accrual loans reduced by 34%.

Comparison with March 2003 half

Profit after tax increased by 5%. Net interest increased 9% with a 11% growth in the Australian loan portfolio and a 4% growth in New Zealand mortgages.  Other external income grew 5% on increased volumes but was partly offset by increased search and valuation costs.  Expenses increased by 8% with higher staff numbers to process record mortgage volumes, increased amortisation of capitalised software and higher volume related expenditure.

MORTGAGES

Chris Cooper

Our business

ANZ Mortgages has 11.3%(1) of the home finance market in Australia and 14.2%(2) in New Zealand.  Mortgages are sourced through the Bank’s branch network and mortgage brokers, with the business having written in excess of 20% of broker loans in Australia in 2003.  The business also provides wholesale mortgage funding to other non-bank mortgage lenders.  Current critical success factors are:

•                  Developing products which best meet customer needs (measured by product awards received).

•                  Maintaining market leadership in sales by mortgage brokers (measured by independent surveys).

•                  Controlling costs of distribution (measured by average acquisition cost per mortgage and servicing).

•                  Managing risk (measured by arrears levels).

Key Performance Indicators	Half year Sep 03	Half year Mar 03	Half year Sep 02
Interest margin (%)	1.10	1.10	1.10
Loans balance growth (%)	9.6	9.4	8.3
Proportion of Australian sales through brokers (%)	42	34	26

(1).    Source: Reserve Bank of Australia August 2003

(2).    Source: Reserve Bank of New Zealand June 2003

External considerations

Our business has four significant external sensitivities:

•                  Demand for mortgages.  We expect our total loan balances to grow by 8-9% over the next 6 months based on residential mortgage growth of 8-9% in Australia and 7% in New Zealand.

•                  Interest yield curve.  Mortgages are priced with reference to the cash rate, however funding is generally priced with reference to the 90 day bill rate.

•                  Competitor pricing.  Aggressive pricing from competitors may lead to margin reduction.

•                  Broker utilisation.  Mortgage borrowers are increasingly using brokers to obtain loans, making broker relationships critical for market share growth. We compete primarily on the basis of strong service proposition and best products.

Executing our strategy

Mortgages has a series of key strategic initiatives that will provide the foundation for continued strong growth. Key areas of focus include:

Focus	Strategy	Progress
Business improvement

•                  Delivering end-to-end improvements in mortgage processing

•                  Process improvements to enhance customer experience and reduce re-work, duplication and non value-add processes

•                  Enhanced business practices, including capacity planning, scheduling and performance management

•                  Image and workflow for document preparation activities

•                  Business is making significant commitment to progress the improvement initiatives with a number of key elements currently in pilot

•                  Initial pilot results delivering significant business productivity benefits, resulting in increased number of applications being processed

Distribution strategy	• Expansion of our mortgage specialist sales force • Growth of our wholesale business	• Mortgage specialist sales force to be operational from 1 October 2003 • Integration of wholesale systems and processes with the main Mortgage operations is underway
Loan approvals	• Automated application and approval systems for brokers and mortgage specialists	• National roll-out of eMOS system commencing in mid October
Marketing	• Superior products • Moves into new market opportunities • Expanded utilisation of database marketing	• Cannex 5 star awards for ANZ Money Saver Home and Residential Loans and 5 Year Fixed Rate Loans
Risk management	• Portfolio and collection management	• Comprehensive portfolio management techniques implemented • Delinquencies at historically low levels

CONSUMER FINANCE

Brian Hartzer

Provides consumer and commercial credit cards, ePayment products, personal loans, and merchant payment facilities in Australia, New Zealand, and selected overseas markets

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Net interest income	235	214	10%	449	392	15%
Other external operating income	205	152	35%	357	394	-9%
Net inter business unit fees	(46)	(47)	-2%	(93)	(92)	1%
Operating income	394	319	24%	713	694	3%
External operating expenses	(133)	(127)	5%	(260)	(234)	11%
Net inter business unit expenses	(43)	(44)	-2%	(87)	(76)	14%
Operating expenses	(176)	(171)	3%	(347)	(310)	12%
Profit before debt provision	218	148	47%	366	384	-5%
Provision for doubtful debts	(77)	(75)	3%	(152)	(161)	-6%
Profit before income tax	141	73	93%	214	223	-4%
Income tax expense and outside equity interests	(45)	(25)	80%	(70)	(73)	-4%
Net profit attributable to members of the Company	96	48	100%	144	150	-4%

Operating expenses (1) to operating income	44.2%	53.0%	-17%	48.0%	43.7%	10%
Net specific provisions	(72)	(65)	11%	(137)	(132)	4%
Net non-accrual loans	2	2	—	2	2	0%
Total employees	1,203	1,043	15%	1,203	1,156	4%

(1).    This excludes goodwill amortisation. Refer to page 101 for a reconciliation and an explanation of the usefulness of this adjusted measure

2003 result

Profit after tax decreased by 4%.  Significant influences on the result were:

•                  Net interest income increased by 15% driven by volume increases in average credit card outstandings (15%) and personal loans (4%) and a higher proportion of credit card balances paying interest.

•                  Other operating income was impacted by a $38 million charge taken in the first half as a result of an under accrual of loyalty points on co-branded cards going back to 1999, $20 million of which related to 2002.  After adjusting for the impact of this under-accrual, other operating income increased by $21 million, reflecting strong growth in merchant turnover (15%) and cardholder spend (10%).

•                  Internal commissions were flat with volume growth offset by the migration away from branch-based transactions to the internet and BPay.

•                  Operating expenses increased by 12%, resulting from volume growth and increased amortisation costs of new technology and the MultiPOS network.  Staff numbers at 30 September 2003 included a customer services team of 124 FTEs put in place in August to handle a higher level of calls associated with the Reserve Bank interchange reform project.  Excluding this team, FTEs were down 7% as a result of back office automation initiatives.

Comparison with March 2003 half

Profit after tax increased $48 million.  Of this, $27 million related to the after-tax effect of the under-accrual of loyalty points booked in the March 2003 half year.  Adjusting for this write-back, which is not indicative of core business performance, net profit increased half on half by 28% and interest income increased by 10% reflecting higher lending volumes.  Operating expenses increased 3% in part due to increased FTEs and marketing spend relating to the Reserve Bank interchange reform project and costs associated with the expected closure of our Hong Kong credit card operations.

CONSUMER FINANCE

Brian Hartzer

Our business

Cards Issuing [Australia, New Zealand and Indonesia]

•                  We earn interest income on cardholder outstandings (excluding those within an interest free period), fee income on each account, and interchange revenue.  The proportion of outstandings earning interest across the Cards portfolio varies in the range 65% to 75%.

•                  Loyalty programs are an important part of our customer proposition.

Cards Acquiring [Australia and New Zealand]

•                  We earn transaction and terminal fees from merchants using our MultiPOS terminals.  We also earn processing fees from merchants using their own terminals.

•                  Our full range of MultiPOS terminals means that we are well prepared for Triple DES compliance (the new industry standard security requirement) with chip capable terminals in stand-alone, integrated POS and mobile GSM versions.

Personal Loans [Australia and New Zealand]

•                  We provide unsecured personal instalment loans to customers through our branch network and through direct channels, which generate interest and fee income.

Reserve Bank of Australia’s Interchange Reform

•                  The reduction in interchange fees (referred to as ‘interchange reforms’) impacts reward programs, as interchange income has traditionally been an important offset to the cost of running reward programs.  The RBA reforms have reduced future interchange revenue by 40-50%.  To protect our business and the benefits customers receive, ANZ has developed new options for customers including two new charge cards, as well as implemented changes to credit card reward programs.  As a result of these changes, ANZ expects the net reduction in revenue associated with the interchange reforms to reduce after-tax profit by no greater than $40 million.

External considerations

•                  Non-housing consumer lending in Australia totalled $94 billion as at July 2003, of which credit card debt represents $25 billion. (Source: Reserve Bank of Australia Bulletin).

•                  The Reserve Bank of Australia’s interchange reforms, effective from 31 October 2003, are expected to reduce interchange income across the Australian credit card market by in excess of $400 million in the year ending 30 September 2004. It is likely that some portion of spend currently made through credit cards will migrate to charge card and debit cards following the interchange reforms.

•                  economics@anz is forecasting consumer credit growth of 7.2% in the year to 30 September 2004, down from an estimated 11.3% in the current year.

•                  A modest increase in market default rates is expected over the next twelve months, reflecting a slightly tougher credit environment.

Executing our strategy

•                  New products: Following the announcement of interchange reforms, we reshaped our product propositions across our Australian Cards Issuing portfolio giving us a simple, competitive, and differentiated product set that meets a broad range of customer needs. Our portfolio includes our new ANZ Low Rate MasterCard and ANZ Frequent Flyer Diners Card announced in September 2003.

•                  Metrobank: We purchased a 40% joint venture interest in the cards business of Metrobank in the Philippines.

•                  Loyalty management: We now have in-house capability to administer our loyalty programs (previously outsourced), which has delivered 21% annualised cost savings in loyalty management, forecast to increase to 35% in 2004.

•                  Merchants: In line with our strategy to increase market share of merchant acquiring business, there has been a 15% growth in the number of small business merchants in the second half.

•                  Technology platforms: Our investments in technology platforms have continued to deliver efficiency gains in the second half: average costs per account and per merchant are down 16% and 17% respectively – and have improved customer service (e.g. 90% of new applications are processed within 24 hours).

•                  Compliance: In response to the under accrual of loyalty costs disclosed in the first half, we have significantly strengthened our financial control and compliance framework and resources.

ASSET FINANCE

Elizabeth Proust

Operating under the Esanda and UDC brands, our vision is to be the leading provider of vehicle and equipment finance and rental services.  This means delivering superior shareholder returns, fast, convenient and excellent customer experience, an environment for our people to excel, value for our channel partners and a contribution to our community.

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Net interest income	177	173	2%	350	338	4%
Other external operating income	44	42	5%	86	69	25%
Net inter business unit fees	(3)	(4)	-25%	(7)	(8)	-13%
Operating income	218	211	3%	429	399	8%
External operating expenses	(78)	(79)	-1%	(157)	(151)	4%
Net inter business unit expenses	(13)	(12)	8%	(25)	(29)	-14%
Operating expenses	(91)	(91)	—	(182)	(180)	1%
Profit before debt provision	127	120	6%	247	219	13%
Provision for doubtful debts	(31)	(32)	-3%	(63)	(69)	-9%
Profit before income tax	96	88	9%	184	150	23%
Income tax expense and outside equity interests	(30)	(27)	11%	(57)	(47)	21%
Net profit attributable to members of the Company	66	61	8%	127	103	23%

Operating expenses (1). to operating income	41.3%	42.7%	-3%	42.0%	44.6%	-6%
Net specific provisions	(47)	(25)	88%	(72)	(58)	24%
Net non-accrual loans	49	55	-11%	49	56	-13%
Total employees	1,311	1,290	2%	1,311	1,303	1%

(1).    This excludes goodwill amortisation.  Refer to page 101 for a reconciliation and an explanation of the usefulness of this adjusted measure

2003 result

Profit after tax increased by 23%. Significant items underpinning this uplift were as follows:

•                  Interest income grew by 4%, resulting from strong asset growth and solid margins in all segments.

•                  Other income increased 25% driven by fees on higher new business volumes, profits on end-of-lease vehicles sales and commissions on increased insurance writings.

•                  Operating expenses were held relatively flat, despite annual salary increases and higher amortisation of capitalised infrastructure projects. A 3% increase in the sales force was funded from further back office operating efficiencies.

•                  Doubtful debts were down 9%, through improvement in the quality of the lending portfolio whilst loan volumes grew. The increase in net specific provisions is from a write-down of the aircraft leasing portfolio in the September 2003 half-year; Esanda is no longer writing business in this sector.

Comparison with March 2003 half

Profit after tax increased by 8%, with growth continuing after strong first half results. Operating income grew 3% driven by increased new business volumes.  Expenses were flat with reduced technology costs and operating efficiencies offsetting increases in personnel costs resulting from higher staff numbers and the impact of the 4% Enterprise Bargaining Agreement increase in July.  Provision for doubtful debts decreased 3% as a result of an improvement in asset quality while net specific provisions reflect the write-down of the aircraft leasing portfolio in the September 2003 half year.

ASSET FINANCE

Elizabeth Proust

Our business

•                  Asset Finance provides:

•                  motor vehicle and equipment finance;

•                  equipment operating leases and management services;

•                  fleet management services; and

•                  investment products

to customers in Australia and New Zealand through its businesses – Esanda (Australia), Esanda FleetPartners (Australia & New Zealand) and UDC (New Zealand) and Specialised Asset Finance (Australia).

•                  Approximately 72% of our profit is derived from Australia.

•                  Our loan book totals $12.6 billion.

•                  Approximately 70% of our business is funded through the issue of debentures.

•                  We employ 1000 staff in Australia and 311 in New Zealand.

•                  Our primary distribution channels for providing finance are our dealer and broker networks in both Australia and New Zealand, and the ANZ.

•                  Critical success factors for us are:

•                  Capturing growth in selected segments of the market.

•                  Risk Management.

•                  Ongoing productivity improvement and cost control

External considerations

Motor Vehicles

•                  The year has seen a credit driven five-year high in new motor vehicle sales across all sectors of the Australian market, particularly trucks.

•                  The market growth rate for motor vehicles has been over 10% in the current year, compared to a normal base of approximately 3.5%.

•                  The buoyancy in the new motor vehicle market led to a fall in prices for secondhand vehicles.  We expect 2004 to be weaker as domestic demand and conditions dampen.

Equipment

•                  Equipment finance has been strong as businesses re-equip while business confidence has been trending upwards, particularly in the Small to Medium business sector.

•                  The market growth rate for equipment finance has been in the order of 15-20%, up on past base levels.

•                  In 2004, business internal cash flow conditions are expected to tighten, which may have implications for lending.

Executing our strategy

In the previous period we reported on our new strategy of improving our processes to provide better customer service to our customers and achieving sustainable growth and improved profitability. Implementing our strategy will remain our focus and we are already seeing significant progress, in particular:

•                  strong growth rates in new business writings:

•                  motor vehicle finance – 18%

•                  equipment finance – 26%

•                  fleet management services – 26%

•                  equipment operating leases – 24%

•                  reduced cost to income ratio from 45.6% in the half year ended 31 March 2002 to 41.3% in the current half

ING AUSTRALIA (JOINT VENTURE)

Paul Bedbrook

ING Australia, the joint venture between ANZ and ING Group, provides integrated manufacture and distribution of wealth creation, management and protection products and services aligned to ANZ distribution and the open market

ING Australia and former ANZ businesses

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Net profit after tax	21	17	24%	38	43	-12%
Revenue	14	16	-13%	30	113	-73%
Operating expenses	—	—	n/a	—	(43)	-100%
Net profit after tax reconciliation
Sold Businesses	—	—	n/a	—	40	-100%
ING Australia	21	17	24%	38	3	large
	21	17	24%	38	43	-12%

ING Australia

	6 months to Sep 03	6 months to Mar 03	5 months to Sep 02	Movt Sep 03 v. Mar 03	Annualised Movt Sep 03 v. Sep 02
	$M	$ M	$M	%	%

Funds management income	202	190	183	6%	-10%
Risk income	82	76	58	8%	18%
	284	266	241	7%	-2%
Costs (excl goodwill on purchase of ANZ business)	(196)	(207)	(188)	-5%	-13%
	88	59	53	49%	38%
Capital investment earnings	61	24	(6)	large	large
Net income	149	83	47	80%	large
Income tax expense	(29)	—	(5)	n/a	large
Profit after tax	120	83	42	45%	large

ANZ share
ANZ share of INGA earnings @ 49%	58	41	20	41%	large
Notional goodwill	(22)	(22)	(18)	0%	2%
ANZ equity accounted profits	36	19	2	89%	large
ANZ capital hedges	(8)	2	5	large	large
Net funding cost	(7)	(4)	(4)	75%	46%
Net return to ANZ	21	17	3	24%	large

March 2003 and September 2002 results are restated for revised capital allocations to INGA. This resulted in reduction in the after tax funding costs of $10 million in each half year.

2003 result

The 2003 result for ING Australia improved over the five months to 30 September 2002 as a result of strong revenue growth from the life risk business and cost reductions.  After a difficult start to the year due to major global uncertainties, funds under management increased in the second half and INGA consolidated its number 4 position in Retail Funds Under Management as measured by ASSIRT.  Risk business income continued to improve with positive claims experience the major contributor.  Costs fell in the second half as a result of the delivery of integration savings and strong cost management.

Comparison with March 2003 half

Funds management income increased by 6% compared to the first half primarily due to increased funds under management from equity market improvements offset by outflows.  Net funds flows, while below expectations, have performed well compared to major competitors.

Risk income increased by 8% driven by positive claims experience.

Costs have decreased by 5% reflecting the delivery of synergy benefits of the joint venture and continued tight cost control.

Capital investment earnings have increased over the first half which was adversely impacted by the global uncertainties at that time.  ANZ continues to hedge against volatility in this income stream - as a result, gains on capital investment earnings this half were partially offset by hedge losses.

Tax expense increased due to increased capital investment earnings and a one-off tax credit recorded in the March 2003 result.

Funds under management increased in the second half reflecting an improvement in domestic and international equity markets.  Retail inflows were offset by outflows from mezzanine, wholesale and closed product.  However, the overall result is pleasing, with INGA strengthening its position as the number 4 ranked position in Retail Funds Under Management.

Key retail products and platforms including OneAnswer, Master Trust Super and V2+ recorded positive net inflows for the half.  This result supports INGA’s objective of focusing growth on key retail platforms.  The mezzanine and wholesale products are generally more volatile and reflect specific individual outflows.

Achievements and outlook

•                                          Integration - integration milestones are now complete with no significant issues outstanding.  Headcount reductions, in line with original expectations were achieved and integration costs were below expectations.

•                           Products - the ANZ version of OneAnswer was launched via the ANZ branch network during the period and has achieved positive net flows.

•                           Distribution - strong focus will continue on adviser productivity and growth through ANZ channels.

•                           Information Technology - following the delivery of early cost synergies, investments have been approved that will create a single and modern technology platform.

•                           Investment Outlook - equity markets are expected to deliver normal returns in the next 12 months.  With investor appetite for risk slowly improving, we expect positive flows in 2004.

Valuation of investment in INGA

A valuation of ANZ’s investment in INGA was prepared as at March 2003.  The key assumptions used in that valuation were reviewed against recent business experience by Ernst & Young ABC Pty Ltd as at 30 September 2003 to assess any potential valuation impacts.  Based on this review, ANZ believes no change is required to the carrying value of the investment.

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ASIA PACIFIC Bob Lyon

Provision of primarily retail banking services in the Pacific Region and Asia, including ANZ’s share of PT Panin Bank in Indonesia; this business unit excludes Institutional and Corporate transactions that are included in the geographic results for Asia

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Net interest income	60	60	—	120	122	-2%
Other external operating income	90	99	-9%	189	145	30%
Net inter business unit fees	—	—	n/a	—	—	n/a
Operating income	150	159	-6%	309	267	16%
External operating expenses	(46)	(51)	-10%	(97)	(95)	2%
Net inter business unit expenses	(17)	(17)	—	(34)	(29)	17%
Operating expenses	(63)	(68)	-7%	(131)	(124)	6%
Profit before debt provision	87	91	-4%	178	143	24%
Provision for doubtful debts	(5)	(5)	—	(10)	(10)	0%
Profit before income tax	82	86	-5%	168	133	26%
Income tax expense and outside equity interests	(18)	(19)	-5%	(37)	(35)	6%
Net profit attributable to members of the Company	64	67	-4%	131	98	34%

Operating expenses(1) to operating income	41.3%	41.5%	-0%	41.4%	45.3%	-9%
Net specific provisions	7	1	large	8	(5)	large
Net non-accrual loans	18	12	50%	18	11	64%
Total employees	1,580	1,562	1%	1,580	1,558	1%

(1).           This excludes goodwill amortisation.  Refer to page 101 for a reconciliation and an explanation of the usefulness of this adjusted measure

2003 result

Profit after tax increased by 34% despite an appreciation in the AUD.  Excluding foreign exchange movements (this impact has been excluded for the same reason as set forth in Note 3 on page 14) profit increased 41%.  Significant influences on the result, excluding exchange rate movements, were:

•                           Net interest increased by 7% with increased lending volumes, notably in Fiji following an uplift in the economy and increased tourism.  A full year contribution from the purchase of the Bank of Hawaii in Fiji, Vanuatu and Papua New Guinea during 2002 also contributed to the increase in net interest income.

•                           Other operating income was up 38%.  The sale of bonds by PT Panin has increased equity accounted income bringing the total equity accounted PT Panin contribution to $55 million.  Volatility in Pacific and Asian currencies, particularly in the March 2003 half year, combined with ANZ’s strong market position in the region has resulted in a significant increase in foreign exchange earnings.  Fee revenue has increased following increased volumes and the simplification of fee structures.

•                           Expenses are up 14% following the integration of the Bank of Hawaii operations and increased technology support to the Pacific region.

•                           Credit quality remains sound with a number of recoveries/provision reassessments resulting in a credit to net specific provisions.

Comparison with March 2003 half

Profit after tax decreased by 4%.  Revenue reduced 6% from the March half year which included $16 million equity accounted profit from bond sales in PT Panin and particularly high foreign exchange earnings from volatility in Pacific currencies.  Operating expenses reduced 7% as a result of personnel savings through a revised management structure and lower project spend.

Our business

Our business unit comprises three distinct operations.

•                           In the Pacific, ANZ is a clear banking leader being number 1 or 2 in the 10 countries in which we operate.  We service both consumer and business customers, and leverage operational expertise from the broader ANZ group.  In addition, we offer foreign exchange services, which benefit from exchange volatility and tourism.

•                           We also manage ANZ’s consumer banking business in Asia with Singapore and Japan being the major contributors.

•                           We equity account 29% of the profits of PT Panin which is the 7th largest non-state owned bank in Indonesia (by assets).  PT Panin Bank has a distribution network of 142 branches and holds funds under management of $5.4 billion.

External considerations

•                           PT Panin, Papua New Guinea and Fiji together comprise 77% of our 2003 full year profit.

•                           Economic indicators for Indonesia are positive.  The external debt problems are being well managed and Indonesia is expected to exit the International Monetary Fund program in December 2003.

•                           Fiji is expecting GDP growth of 5.2% for 2003 from increased tourism, partially due to the South Pacific Games held in June in which ANZ was a major sponsor.  The Games resulted in an 11% increase in the number of tourists in Fiji during June.  This has continued with Fiji experiencing the highest ever number of tourists during the months following the games.  Foreign Exchange income and the volume of ATM transactions also increased over this period.

•                           Profit growth has proven to be difficult in PNG with a flat economy and increased competitive pressure.

Executing our strategy

•                           Expanding our service: Ebiz, our business internet banking platform was launched in Papua New Guinea, Fiji, Tonga and Cook Islands.

•                           Quest: A 100% owned subsidiary company, Quest, was established in Fiji in 2002 to centralise operational support functions primarily for our Pacific operations.  Functions transferred include a call centre, help desk and centralised finance function.  Efficiency gains have enabled reinvestment elsewhere in Pacific operations.

•                           Business operating model: Commenced re-engineering of our sales and service function in all of our Pacific countries including the installation of queue management systems in major branches.  Positive feedback has been received from customers with further operational efficiencies and improved customer service anticipated following the expected completion of the review in late 2003.

•                           Our staff: We have progressively developed solid performing national staff, up-skilling to establish good management bench strength.  80% of our management positions in the Pacific are held by nationals.

TREASURY Michael Dontschuk
The Banker for all ANZ businesses. Charged with providing cash flow support, ensuring liquidity, managing interest rate risk and providing capital to the businesses

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Net interest income	74	81	-9%	155	200	-23%
Other external operating income	—	—	n/a	—	(1)	-100%
Net inter business unit fees	—	—	n/a	—	—	n/a
Operating income	74	81	-9%	155	199	-22%
External operating expenses	(7)	(7)	—	(14)	(15)	-7%
Net inter business unit expenses	(2)	(3)	-33%	(5)	(5)	0%
Operating expenses	(9)	(10)	-10%	(19)	(20)	-5%
Profit before debt provision	65	71	-8%	136	179	-24%
Provision for doubtful debts	—	—	n/a	—	—	n/a
Profit before income tax	65	71	-8%	136	179	-24%
Income tax expense and outside equity interests	(19)	(22)	-14%	(41)	(54)	-24%
Net profit attributable to members of the Company	46	49	-6%	95	125	-24%
Total employees	43	43	—	43	46	-7%

2003 results

Net profit for the year was $30 million lower than the 2002 year, a direct consequence of the low and flat interest rate environment globally:

•                           The USD market was characterised by a rapid and significant decline in interest rates, between August 2001 and December 2001 when short-term interest rates fell by 2%.  This led to an extended period where the interest rate yield curve flattened thus resulting in a contraction in mismatch interest margin.

•                           Likewise, the AUD market took a lead from US markets with the yield curve also flattening, without the added benefit of falling short term rates (as in the US).  This exacerbated the larger contraction in earnings’ margins.  Additionally, the run off of the existing asset portfolio (written at rates above the current market rates), further reduced revenues.

•                           Looking ahead to 2004, slower economic growth combined with low inflationary pressures early in the period, are likely to result in the continuation of relatively flat yield curves – an environment not favoring the lengthening of the duration of assets.  In this environment the outlook is for subdued Treasury’s earnings.

Comparison with March 2003 half

The September 2003 half-year profit is $3 million lower than March 2003.  This is principally due to the bottoming of the interest rate cycle and flat or negative yield curves.  Whilst the Australian operations benefited from this market activity, term earnings were squeezed due to the run off in high yielding historical assets.

Economic environment

The absolute level of interest rates, shape of yield curves and liquidity affect Treasury’s operations.  Geopolitical risks and the Iraq conflict dominated financial markets leading to investment uncertainty and a dampening effect on global interest rate and equity markets.  As these effects eased, they were replaced with concerns about economic growth and deflationary fears, resulting in lower interest rates and flattening yield curves around the world, which in turn tightened Treasury’s earnings through lower margins on term assets.

Our business

Capital Management

ANZ pursues an active approach to capital management. This involves a continual review of the level and composition of the Group’s capital base, assessed against a range of objectives including the maintenance of sufficient capital to ensure that ANZ retains its ‘AA’ category rating.

In September 2003, the Group executed a $1 billion Tier 1 domestic hybrid issue (StEPS).  The issue carried a coupon based upon the 90 day bank bill rate plus a margin of 100 basis points.

Wholesale Funding

Term wholesale funding of $26 billion is managed within Board approved metrics, designed to achieve:

•                           Funding diversification by structure, investor, geography and maturity.

•                           Minimisation of overall funding cost, balanced against operational, structural and strategic imperatives.

In the second half, $7 billion of term debt was issued, taking the full year’s term debt issuance to $12 billion ($8.6 billion in senior debt and $3.4 billion in subordinated debt).

The most notable transaction was the $1.5 billion 5 year domestic Transferable Certificate of Deposit issue that achieved a 35% subscription from offshore investors.  This was the largest single maturity issue by a financial institution in the domestic market.

Non-traded interest rate risk

Non-traded interest rate risk arises principally from the mismatch in repricing terms of interest bearing assets and liabilities, plus the investment of capital and other non-interest bearing items.  These interest rate exposures are managed to enhance net interest income and, ultimately, shareholder value.  Given that Treasury is usually funding term assets with shorter term liabilities, its profitability is correlated to the spread between long and short term interest rates.  The graph compares income for the Australasian mismatch operations to the yield curve spread represented by the average rolling 3 year against the average rolling 90 day rates over the 3 years.

Interest rate exposures are managed within clearly prescribed parameters from the Board, which limit both earnings at risk (over the next 12 months) and the variation in the balance sheet’s overall fair value.

Non-traded interest rate risk was reduced significantly during the second half, stabilising the balance sheet’s overall fair value without having a significant impact on earnings.  This will protect the balance sheet to some degree from the interest rate rises expected in the next phase of the economic cycle.

• Group People Capital	• Group Strategic Development
• Group Risk Management	• CFO Units
• Capital Funding Unit & Group Items	• Operations, Technology & Shared Services
• Call Centre

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Net interest income	72	56	29%	128	57	large
Other external operating income	40	36	11%	76	91	-16%
Net inter business unit fees	—	(1)	-100%	(1)	(3)	-67%
Operating income	112	91	23%	203	145	40%
External operating expenses	(394)	(386)	2%	(780)	(734)	6%
Net inter business unit expenses	330	330	—	660	613	8%
Operating expenses	(64)	(56)	14%	(120)	(121)	-1%
Profit before debt provision	48	35	37%	83	24	large
Provision for doubtful debts	(54)	(51)	6%	(105)	(86)	22%
Profit before income tax	(6)	(16)	-63%	(22)	(62)	-65%
Income tax expense and outside equity interests	(8)	6	large	(2)	16	large
Net profit attributable to members of the Company	(14)	(10)	40%	(24)	(46)	-48%

Total employees	4,050	4,044	0%	4,050	4,223	-4%

2003 result

The result for the Group Centre was a loss of $24 million compared with a loss of $46 million in 2002.  Significant influences on the result were:

•                           The level of the Group’s surplus capital increased over the year with retained earnings growth and a reduction in the higher risk offshore credit portfolios.

•                           The strengthening of the AUD over the year resulted in gains on contracts put in place to hedge USD denominated offshore earnings.  The weakening NZD in the latter part of the year increased interest revenue from NZD hedge contracts entered during the course of the year.

•                           In February 2003, ANZ’s dispute with the Australian Tax Office relating to equity products was settled for $262 million from existing provisions.

•                           ANZ wrote down the value of its investments in E*Trade ($6 million) and Identrus ($8 million) during the year.

•                           External operating expenses increased with a higher technology spend, and the transfer of certain functions to the Corporate Centre.  Total costs were flat with increased external costs charged back to business units.

•                           Provision for doubtful debts relates to a $100 million provision equivalent to the ELP on a downgrade of one level across the entire offshore Structured Finance and Institutional Banking portfolio.  This provision has remained relatively constant because of uncertainty in the offshore portfolios.  However, as these portfolios are stabilising, the level of this provision is expected to decrease.

Comparison with March 2003 half

The half result was a loss of $14 million compared with a loss of $10 million in the March 2003 half.  Increased revenue resulted from an increase in the level of surplus capital and higher earnings on contracts hedging offshore revenue.  Operating costs increased with an increase in the level of expenditure on strategic initiatives that are not charged to individual business units.

GEOGRAPHIC SEGMENT PERFORMANCE

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Net profit attributable to members of the Company(1)
Australia	895	804	11%	1,699	1,708	-1%
New Zealand	176	172	2%	348	330	5%
UK / USA and Other	45	72	-38%	117	124	-6%
Asia	56	60	-7%	116	101	15%
Pacific	35	33	6%	68	59	15%
	1,207	1,141	6%	2,348	2,322	1%

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
External assets
Australia	151,538	142,547	6%	151,538	135,050	12%
New Zealand	25,696	26,037	-1%	25,696	23,799	8%
UK / USA and Other	10,635	13,417	-21%	10,635	15,337	-31%
Asia	6,202	6,941	-11%	6,202	7,368	-16%
Pacific	1,520	1,576	-4%	1,520	1,551	-2%
	195,591	190,518	3%	195,591	183,105	7%

Risk weighted assets
Australia	117,018	110,001	6%	117,018	104,537	12%
New Zealand	18,605	18,758	-1%	18,605	15,867	17%
UK / USA and Other	10,734	13,442	-20%	10,734	14,547	-26%
Asia	4,690	5,161	-9%	4,690	5,340	-12%
Pacific	1,117	1,241	-10%	1,117	1,099	2%
	152,164	148,603	2%	152,164	141,390	8%

(1)                Includes significant transactions

Australia

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%

Net interest income	1,627	1,584	3%	3,211	3,007	7%
Fee income	786	711	11%	1,497	1,522	-2%
Other operating income	271	215	26%	486	631	-23%
Operating income	2,684	2,510	7%	5,194	5,160	1%
Operating expenses	(1,192)	(1,160)	3%	(2,352)	(2,058)	14%
Profit before debt provision	1,492	1,350	11%	2,842	3,102	-8%
Provision for doubtful debts	(237)	(234)	1%	(471)	(711)	-34%
Income tax expense	(360)	(312)	15%	(672)	(683)	-2%
Net profit attributable to members of the Company	895	804	11%	1,699	1,708	-1%
Net interest average margin	2.64%	2.77%	-5%	2.71%	2.91%	-7%
Return on risk weighted assets	1.59%	1.50%	6%	1.54%	1.71%	-10%
Operating expenses(1) to operating income	44.3%	46.1%	-4%	45.1%	39.7%	14%
Operating expenses(1) to average assets	1.61%	1.68%	-4%	1.64%	1.57%	4%
Net specific provision	(192)	(132)	45%	(324)	(332)	-2%
Net specific provision as a % of average net advances	0.30%	0.22%	36%	0.27%	0.31%	-13%
Net non-accrual loans	256	286	-10%	256	315	-19%
Net non-accrual loans as a % of net advances	0.19%	0.24%	-21%	0.19%	0.28%	-32%
Total employees	16,400	15,894	3%	16,400	15,882	3%
Lending growth	8.3%	7.1%	17%	14.8%	8.1%	83%
External assets	151,538	142,547	6%	151,538	135,050	12%
Risk weighted assets	117,018	110,001	6%	117,018	104,537	12%

(1).             This excludes goodwill amortisation.  Refer to page 101 for a reconciliation and an explanation of the usefulness of this adjusted measure

2003 results

Net profit decreased slightly. Excluding the Australian component of significant transactions that increased profit by $122 million in 2002, profit grew 7% reflecting:

•                                Net interest income increasing 7% with higher lending volumes in Mortgages, Consumer Finance, Institutional Banking and Corporate partly offset by a 20 basis point reduction in margin resulting from reduced earnings on the investment of capital, non-interest bearing and low interest savings accounts, and lower mismatch earnings in Treasury.

•                                Fee income declined by 2% due to the $38 million cost of the under accrual of loyalty points on credit cards in prior years that was booked in the March 2003 half.  Excluding this impact, fee income increased by 2% largely in Institutional Banking, Corporate and Consumer Finance.

•                                Other operating income was flat with higher profit on trading instruments (offset in net interest), increased equity accounted income from INGA and profit on the sale of development properties, offset by reduced foreign exchange earnings and the impact of the sale of the Funds Management businesses to INGA.

•                                Operating expense growth was contained to 2% with an increased number of sales staff in Personal Banking and Corporate and volume driven staffing increases in Mortgages.  Higher software amortisation charges occurred as new systems became operational.

•                                Provision for doubtful debts increased 2% with the majority of asset growth occurring in the relatively low risk mortgage portfolio.

Comparison with March 2003 half

Profit after tax increased by 11%.  After adjusting for the $38 million loyalty charge taken in the first half which is not indicative of core business performance, profit increased 8%, with net interest income increasing 3% on increased lending volumes, principally mortgages and fee income increasing 5% largely in Consumer Finance, Institutional Banking and Corporate.  Other income increased due to higher equity accounted income from INGA, and profit on sale of development properties.  Operating expenses increased 3% due to higher personnel costs largely in Personal Banking and an increase in premises costs following a change in the method of accounting for rental expense in the March 2003 half.  Net specific provisions increased $60 million, largely in Corporate and Asset Finance.

New Zealand

Greg Camm

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%

Net interest income	346	329	5%	675	580	16%
Fee income	155	159	-3%	314	287	9%
Other operating income	37	43	-14%	80	119	-33%
Operating income	538	531	1%	1,069	986	8%
Operating expenses	(260)	(259)	0%	(519)	(476)	9%
Profit before debt provision	278	272	2%	550	510	8%
Provision for doubtful debts	(27)	(28)	-4%	(55)	(54)	2%
Income tax expense	(75)	(72)	4%	(147)	(126)	17%
Net profit attributable to members of the Company	176	172	2%	348	330	5%
Net interest average margin	2.99%	2.84%	5%	2.92%	2.82%	4%
Return on risk weighted assets	1.89%	1.96%	-4%	1.94%	2.16%	-10%
Operating expenses(1) to operating income	47.8%	48.3%	-1%	48.0%	47.4%	1%
Operating expenses(1) to average assets	2.03%	2.02%	0%	2.03%	2.07%	-2%
Net specific provision	(18)	(10)	80%	(28)	(31)	-10%
Net specific provision as a % of average net advances	0.18%	0.10%	80%	0.14%	0.17%	-18%
Net non-accrual loans	13	22	-41%	13	17	-24%
Net non-accrual loans as a % of net advances	0.06%	0.10%	-40%	0.06%	0.09%	-33%
Total employees	3,822	3,715	3%	3,822	3,698	3%
Lending growth (including FX impact)	-2.5%	12.4%	large	7.7%	4.1%	88%
Lending growth (excluding FX impact)	2.3%	5.8%	-60%	6.3%	-1.1%	large
External assets	25,696	26,037	-1%	25,696	23,799	8%
Risk weighted assets	18,605	18,758	-1%	18,605	15,867	17%

(1).                  This excludes goodwill amortisation.  Refer to page 101 for a reconciliation and an explanation of the usefulness of this adjusted measure

2003 results

Profit after tax increased 5%.  Excluding the gain of $32 million from the sale of the funds management businesses to INGA in 2002 and the impact of exchange rate movements (principally the appreciation in the NZD against the AUD), which are not indicative of core business performance, profit increased by 8%.  The main features of the result excluding these items were:

•                                Net interest income increased 8% with solid lending growth achieved in Corporate, Asset Finance, and Business and Rural, and mortgage lending recovering well in the second half.  Margins improved with the Official Cash Rate, on average, remaining slightly higher during 2003.  This was partly offset by reduced mismatch earnings in Treasury.

•                                Fee income increased 1%, mainly reflecting growth in corporate and institutional financing activities.  Transactional fee income in Personal reduced following the launch of a simplified product range in July 2002.

•                                Other operating income declined, with a number of large capital markets transactions recorded in 2002 not being repeated in the current year.  Operating expenses were flat due to higher employee numbers from an increased investment in front line staff, being offset by savings in the support areas.

•                                Loan quality remains sound with the provision for doubtful debts declining 6% due to a reduction in the risk profile of the Corporate loan portfolio.  Economic loss provisions remain well in excess of net specific provisions.

Comparison with March 2003 half

Excluding exchange rate impacts profit increased by 5%, driven by solid lending growth.  Stronger growth was constrained by the negative impact of Official Cash Rate reductions on deposit margins, and by increased operating costs from investment in front line staff.

UK / USA and Other

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%

Net interest income	86	119	-28%	205	204	0%
Fee income	64	67	-4%	131	160	-18%
Other operating income	14	19	-26%	33	25	32%
Operating income	164	205	-20%	369	389	-5%
Operating expenses	(68)	(72)	-5%	(140)	(160)	-13%
Profit before debt provision	96	133	-28%	229	229	0%
Provision for doubtful debts	(28)	(25)	12%	(53)	(63)	-16%
Income tax expense	(23)	(35)	-34%	(58)	(42)	38%
Outside equity interests	—	(1)	-100%	(1)	—	—
Net profit attributable to members of the Company	45	72	-38%	117	124	-6%
Operating expenses to operating income	41.5%	34.9%	19%	37.9%	41.1%	-8%
Net specific provision	(62)	(100)	-38%	(162)	(357)	-55%
Net non-accrual loans	223	261	-15%	223	246	-9%
Total employees	821	807	2%	821	853	-4%

2003 results

Profit after tax decreased by 6%.  After excluding the exchange rate impact (principally of movements in the USD and GBP against the AUD) which is not indicative of core business performance, profit increased by 1%.  Significant influences on the result excluding exchange rate movements include:

•                                Net interest income increased 10% reflecting the full year impact of high margin structured assets written in the second half of 2002.

•                                Fee income reduced by 11% reflecting difficult market conditions and the Group’s strategy to reduce exposure to higher risk offshore sectors, and in particular the UK and US Power & Telecommunication sectors.

•                                Other operating income increased $10 million with higher foreign exchange earnings in the UK.

•                                Operating expenses decreased by 1% mainly due to a reduction in staff numbers and lower performance related payments resulting from the high level of credit losses and reduced revenue growth.

•                                The provision for doubtful debts reduced 15% reflecting the reduction in exposure to UK and US Power & Telecommunications sectors.  Net specific provisions, at $162 million, resulting largely from Power & Telecommunication exposures, have reduced from the 2002 year that included large provisions against Marconi and Enron.

Comparison with March 2003 half

Profit after tax decreased 38%.  After adjusting for the impact of exchange rate movements, profit decreased 25%, net interest income declined 17% and fees increased 8%.  The half result reflects the decision to reduce higher risk exposures in the UK and US portfolios, the syndication of high margin structured assets, constrained credit and the difficult economic environment.  Net specific provisions reflect further provisioning on the Power sector.

Asia John Winders

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%

Net interest income	60	60	—	120	131	-8%
Fee income	30	30	—	60	61	-2%
Other operating income	45	49	-8%	94	69	36%
Operating income	135	139	-3%	274	261	5%
Operating expenses	(56)	(56)	-1%	(112)	(114)	-2%
Profit before debt provision	79	83	-5%	162	147	10%
Provision for doubtful debts	(14)	(11)	27%	(25)	(22)	14%
Income tax expense	(8)	(11)	-27%	(19)	(21)	-10%
Outside equity interests	(1)	(1)	—	(2)	(3)	-33%
Net profit attributable to members of the Company	56	60	-7%	116	101	15%
Operating expenses(1) to operating income	40.7%	39.9%	2%	40.5%	43.3%	-6%
Net specific provision	(3)	(13)	-77%	(16)	(2)	large
Net non-accrual loans	13	17	-24%	13	32	-59%
Total employees	644	628	3%	644	617	4%

(1).                  This excludes goodwill amortisation.  Refer to page 101 for a reconciliation and an explanation of the usefulness of this adjusted measure

2003 results

Profit after tax increased by 15%.  Excluding the impact of exchange rate movements which are not indicative of core business performance, profit increased by 25%.  The main features of the result excluding the exchange rate impact were:

•                                Net interest income increased by 3% mainly due to increased lending volumes in China following ANZ’s successful application for the renminbi trading license and the expansion of the Cards business in Indonesia.

•                                Fee income increased 11% from higher lending volumes together with increased structured financing fees in Singapore.

•                                Other operating income increased by 47% reflecting higher equity accounted profits from PT Panin.  PT Panin performed strongly (up $25 million), and benefited from a $16 million profit on the sale of bonds in the March 2003 half.

•                                Operating expenses increased 11% driven by increased staff numbers and marketing costs for the trade finance operations in China and Cards operations in Indonesia.  However, expenses remained flat from the March half to the September half.

•                                Provision for doubtful debts increased 24% with lending growth occurring in the relatively higher risk cards business in Indonesia.  Net specific provisions relate largely to top-up provisions on two loans booked in Singapore and Hong Kong pre-2000.

Comparison with March 2003 half

Net profit decreased 7% or 2% after adjusting for the impact of exchange rate movements.  Excluding exchange rate movements revenue increased 5%.  Volume driven increases in net interest and fees were offset by lower Foreign Exchange earnings due to reduced volatility in Asian currencies and a lower equity accounted contribution from PT Panin.  Provision for doubtful debts increased over the half reflecting the increased proportion of Cards lending in the portfolio.  Credit quality in the corporate portfolio remains sound.

Pacific

Bob Lyon

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%

Net interest income	52	48	8%	100	96	4%
Fee income	23	23	—	46	41	12%
Other operating income	31	36	-14%	67	55	23%
Operating income	106	107	-1%	213	192	11%
Operating expenses	(50)	(55)	-9%	(105)	(97)	8%
Profit before debt provision	56	52	8%	108	95	14%
Provision for doubtful debts	(5)	(5)	—	(10)	(10)	0%
Income tax expense	(16)	(14)	14%	(30)	(26)	15%
Outside equity interests	—	—	n/a	—	—	n/a
Net profit attributable to members of the Company	35	33	6%	68	59	16%
Operating expenses(1) to operating income	46.2%	50.5%	-9%	48.4%	49.6%	-3%
Net specific provision	7	1	large	8	(5)	large
Net non-accrual loans	18	12	50%	18	11	64%
Total employees	1,452	1,434	1%	1,452	1,434	1%

(1).                  This excludes goodwill amortisation.  Refer to page 101 for a reconciliation and an explanation of the usefulness of this adjusted measure

2003 results

Profit increased by 15% despite a significant appreciation in the AUD.  Excluding the exchange rate impact which is not indicative of core business performance, profit increased by 25%.  The main features of the result, excluding the impact of exchange rate movements were:

•                                Net interest income increased by 13% with strong loan growth particularly in Fiji and Vanuatu.  Regulatory pressure and increased competition following a rationalisation of the number of banks in Papua New Guinea led to reduced interest margins.

•                                Fee income increased 17% due to higher lending volumes and the simplification of fee structures.

•                                Other operating income increased by 34% mainly due to increased Foreign Exchange earnings with increased volatility in Pacific currencies combined with ANZ’s strong market position in the Pacific region.

•                                Expenses grew 16% following an increase in technology support required for the Pacific businesses and the integration of the Bank of Hawaii operations during 2002.

•                                Credit quality remains sound with a number of recoveries/provision reassessments resulting in a credit to net specific provisions.

Comparison with March 2003 half

Profit after tax increased by 6%.  However, after adjusting for the impact from exchange rate movements profit after tax increased by 10%.  Operating income increased 4% with a 13% increase in net interest income driven by higher lending volumes, offset by reduced Foreign Exchange earnings with lower volatility in Pacific currencies during the second half.  Operating expenses decreased by 3% with a focus on cost control and a reduced project spend in the September 2003 half.

RISK MANAGEMENT

GROUP RISK Mark Lawrence

ANZ’S RISK MANAGEMENT VISION AND STRATEGY

ANZ is underpinned by an ongoing focus on risk issues and strategy at the highest levels and a comprehensive risk management framework comprising:

•                                The Board, providing leadership, overseeing risk appetite and strategy and monitoring progress.

•                                A strong framework for development and maintenance of Group-wide risk management policies, procedures and systems, overseen by an independent central team of risk professionals reporting directly to the Chief Executive Officer.

•                                The use of sophisticated risk tools, applications and processes to execute our global risk management strategy across the Group.

•                                Primary Business Unit-level accountability for management of risks in alignment with the Group’s strategy.

The various risks inherent in the operations of the Group may be broadly grouped together under the following four categories:

% of Economic Capital	Credit Risk

Group Risk Management’s responsibilities for credit risk policy and management are principally executed through dedicated departments which support the Group’s wholesale and consumer business units.

All major credit decisions (and automated decision processes) for the Group’s wholesale and consumer businesses require dual approval by both Group Risk Management and Business Unit-based personnel.

Market Risk

Market Risk is the risk that the Group will incur losses from changes in interest rates, foreign exchange rates or the prices of equity shares and indices, commodities, debt securities and other financial contracts, including derivatives. It also includes the risk that the Group will incur increased interest expense arising from funding requirements during periods of poor market liquidity. These risks are managed by a variety of different techniques, with Group Risk Management setting limits to control trading positions, interest rate risk, and the liquidity profile up to Board-authorised totals.

Operational Risk

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems, or from external events.

Group Risk Management is responsible for establishing Group policy; for the measurement, monitoring and reporting of operational risk across the Group; for providing leadership in the overall development of ANZ’s operational risk capability and specialists in key risk areas.

Each business unit has its own operational risk function responsible for the management of operational risk in the business.

Other

There are a number of other risks, which are not classified as either Market, Credit or Operational Risk which ANZ holds economic capital for. These include, but are not limited to, items such as investment risk and fixed asset risk.

Key risk issues for the Group are:

•                                Offshore Exposures

Whilst the first half of the September 2003 year was marked by significant uncertainty in the global economic environment, concerns relating to Iraq and the US economy have abated and a more positive global outlook now prevails.  As a result of continued vigilance and close management of areas of concern we have seen reduced levels of specific provisions over the year compared to the 2002 year.  As at September 2003, Australian and New Zealand exposures comprise 94% of our portfolio.

The main sectors of concern over the year have been Power (US power particularly) and Telecommunications.

•             Offshore Telecommunications - as a result of active portfolio management of this sector, credit limits for offshore telco operators fell by 46%.  This fall in offshore exposure and increased Australia and New Zealand investment grade business combined to reduce offshore limits from 57% to 42% of the global portfolio.

•             US Power – The US power industry continues to experience sectoral stress in the aftermath of market deregulation, which triggered excessive construction and acquisition of generating assets.  As expected we have experienced further deterioration in the US power portfolio over the last year.  Oversupply in many sectors of the US power market will take some years to stabilise.  In the meantime we are continuing to manage our higher risk power exposures closely.  Since September 2002 our US power exposures have been reduced by 35%.

•                                Residential domestic and investment property

Our consumer portfolios continue to experience very low levels of default.  In particular, our Mortgage portfolio remains ‘prime’ quality with growth driven by a buoyant market and innovative/competitive products.  Our risk fundamentals remain firmly entrenched, based on sound loan to value ratios and debt serving capacity requirements that specifically allow for the likelihood of interest rate increases.  Risk policies implemented up to twelve months ago in the Sydney, Melbourne and Brisbane inner city apartment markets, meant that ANZ took a prudent approach which has resulted in very low exposure levels to these markets.  Regular stress testing of our portfolios indicates that we are well placed to withstand a quite severe potential market downturn in the Australian housing market.  APRA has recently conducted stress tests of the mortgage portfolios of all Australian industry participants and the results of these tests for ANZ confirm this conclusion.

 •                                Large single name exposure risk

Significant credit losses resulted from a small number of large individual exposures in 2002.  Over the year to September 2003 ANZ has maintained its focus on managing down its large exposure risks and has further significantly reduced portfolio concentrations.

One measure of the concentration of large exposures in the Group’s portfolio is the aggregate of the 10 largest committed corporate exposures as a percentage of adjusted common equity (ACE).  This ratio has declined significantly over the past year, from 103% a year ago to 75% as at 30 September 2003.  Additionally, over the past 2 years we have made a number of substantial changes, including material reductions, to our structure of limits applicable to exposures to individual (particularly offshore) customers.

Key Risk Enhancements:

•                                Credit Derivatives

Credit derivatives are used for Portfolio Management and for trading purposes.  Credit derivative activity over the year has been modest, with close ongoing monitoring by the Market Risk team.

Credit derivatives for Portfolio Management purposes are used as an efficient mechanism for reducing large exposures and diversifying the risk in lending portfolios.  A comprehensive policy framework of strong controls exists around this activity, including restricting the sale of credit derivatives (undertaken to reshape the portfolio “mix”) to Australian and New Zealand names that meet investment grade and other specific criteria.

Credit Default Swap (CDS) positions

AUD millions	Bought	Sold	Net
Portfolio Management	813	(202)	611

Matched Trades	1,775	(1,775)	0
Outright Positions	1,198	(549)	649
Trading Book	2,973	(2,324)	649

Total CDS	3,786	(2,526)	1,260

Credit derivatives in the trading book are used to support customer activity with trades typically matched off into the market place within a period of 90 days.  This trading continues to be bound by the usual market risk controls such as VaR limits, term limitations, asset quality requirements, and daily revaluation of all positions independently overseen by Market Risk.

In addition to direct use of credit derivatives for Portfolio Management and Trading Book purposes, as reflected in the above table, ANZ holds investments in three structured transactions.  Each of these investments is in the amount of USD250 million, where ANZ has indirect exposure to a sold “First-to-Default” basket of credit derivatives in the amount of USD500 million, with a first-loss limit of USD250 million.  The underlying exposures are to a highly diversified group of 68 names, with no individual aggregate exposure in excess of USD60 million.  As with credit derivative activity associated with Portfolio Management and the Trading Book, these exposures are independently monitored by Group Risk Management, with key trigger points established to proactively manage the risk.  To date, credit protection totalling USD93 million has been purchased as a hedge against five of the underlying names.

 •                                Operational Risk Management Framework

ANZ’s operational risk framework continues to be strengthened in line with new and emerging risks, including ongoing development of the Group’s methodology for operational risk measurement and capital allocation which seeks to increase risk awareness and thereby reduce risk.

•                                Business Continuity and Crisis Management

Our business continuity and crisis management capabilities have been strengthened in line with changing business environment and to withstand the emergence of new threats.  Capabilities are subject to regular review and testing.  Enhanced risk guidelines, controls, monitoring and vigilance were implemented in response to the increased threat of global terrorism, the war in Iraq and the Severe Acute Respiratory Syndrome (SARS) virus to ensure the ongoing safety and security of staff and operations.

•                                Technology and Projects

The risk management of technology and projects has been strengthened to enhance the quality of risk assessment and effectiveness of controls.  This continues to receive extensive Executive Management focus.  A number of tools have been created to assist in this process, in particular to provide a deeper understanding of the inherent level of operational risk associated with individual technology projects and with the project portfolio in aggregate.

Basel II

•                                The common framework for determining the appropriate quantum of bank regulatory capital is set by the “Basel Committee”, a sub-committee of the Bank for International Settlements, and a new framework has been developed over the past four years that is commonly known as “Basel II”.  A key objective of Basel II is to improve stability of the global financial system by encouraging improved risk management practices and requiring banks to hold levels of regulatory capital commensurate with their risk profile.  In particular, Basel II will introduce a more risk-sensitive and detailed regulatory capital regime for credit risk and will introduce for the first time an explicit regulatory capital charge for operational risk.

•                                Preparation for the implementation of the new Accord has been and continues to be an area of significant focus and activity across the ANZ Group.

•                                A major innovation of the new Accord is that Basel II allows banks of varying sophistication in their risk management practices to enter the new regulatory capital framework at one of three levels, with incentives embedded (by way of reduced regulatory capital requirements) to attract banks with more sophisticated risk measurement and management approaches to reach the more advanced levels.  Banks will need to choose their approach and be accredited at a level of compliance in each of credit and operational risk.  Market risk will remain largely unchanged from the current Accord, following its revision in 1996.

•                                ANZ is currently in the design and implementation phase of its Basel II Programme.  At this time ANZ intends pursuing accreditation under the most advanced approaches for both credit and operational risk, in line with the Group’s vision of risk management as a strategic asset and source of competitive advantage.  It has projects underway to address all of the necessary requirements for accreditation at the most advanced levels for both areas under Basel II.  Certain requirements, such as a credit risk rating system that measures default probabilities and likely losses in the event of default, and a framework for operational risk measurement and capital allocation, are already in place.

•                                Basel II is still being finalised, with the final version due to be released in the second quarter of 2004.  ANZ took part in an international exercise in late 2002 to help refine the calibration of the capital functions within the new Accord.  The results indicate that under the more advanced approaches which are planned to be incorporated within Basel II, ANZ would need less regulatory capital than must be held under current rules.  Although the precise details are yet to be finalised, APRA has stated that it is likely there will be some differences in the way Basel II is implemented in Australia which will lessen this reduction.

COUNTRY EXPOSURES

The exposure definitions in the following tables are consistent with the ones used by Standard & Poor’s in their assessment of regional risk published in February 1998.

Both local currency and cross border exposures are included.

Trade finance is captured at 100% of face value.

All cross border exposure is recorded on the basis of the Country where the asset is booked.

Treasury funded exposures includes predominantly bank Money Market lines and Certificates of Deposit.

Treasury unfunded exposure includes Foreign Exchange and Interest Rate contracts (forwards, options and swaps).  The exposure is calculated using a conservative “mark to market plus potential exposure” methodology.  This methodology calculates the market value of a contract and adds a factor for the potential change in value from the valuation date to maturity.  The mark to market of off balance sheet exposures is netted by counterparty where the Group holds a valid legally enforceable netting agreement with that counterparty.

Financial guarantees represents lending to entities outside of Asia (typically Australia) where there is a relationship with the parent entity through a guarantee standby letter of credit.

Term lending is split into three categories: exposure to multinationals covers lending in countries to international or global companies, frequently involving US, UK, European or Australian parents of joint venture partners, term lending in local currency which is principally franchise countries, and cross border term lending (mostly USD).

Project finance includes a mix of products and is net of Political Risk Insurance (PRI) cover provided by either a large Government Multi Lateral Agency or a large Global Private Insurance company.

Securities include traded debt instruments and are measured at assessed market value (mark to market).

Product disclosure by selected regions

As at 30 September 2003 in USD millions (net exposures)

	CROSS BORDER RISK AND LOCAL CURRENCY RISK
Countries	Trade	Treasury On Balance Sheet	Treasury Off Balance Sheet	Performance Bonds	Financial Guarantees Securing Regional Leding in Countries not detailed	Term Lending MNC’s	Term Lending XBR	Term Lending LCY	Mortgage Loans Properties Domiciled in Aust/NZ	Underwriting & Project Risk	Securities Investment at Market Value	Total	Movement from Mar 03

ASIA
Brunei	2											2	1
China	651	98	13		24	23	19	112		38		978	100
Hong Kong	164		284	3	87	79	92	224	9			942	-49
Indonesia	132		2	7	2	14	14	129		59		359	53
Japan	26		130	140	27	123		27				473	31
Laos													-1
Macau			1									1	-1
Malaysia	108		9	1		2	13			14		147	5
Philippines	44		1	3		52	46	16		23		185	-39
Singapore	105	50	522	25	233	56	289	64	24			1,368	-183
South Korea	857		26	29	26	9	7	7		11		972	-100
Taiwan	268	4	17	23	2	20	36	84				454	-7
Thailand	10		9	2						18		39	0
Vietnam	84		12	1	6	14	23	95				235	51
Total	2,451	152	1,026	234	407	392	539	758	33	163		6,155	-139
SOUTH ASIA
Bangladesh	20		31							21		72	-17
India	111		3		1		89			73	7	284	26
Nepal	1											1	0
Sri Lanka	3		13	2						2		20	2
Total	135		47	2	1		89			96	7	377	11
LATIN AMERICA
Argentina	1					11				18		30	-4
Brazil	89									67		156	3
Chile	23					54				46		123	-40
Colombia						4						4	0
Mexico	29		6	3		20				103		161	-7
Panama			1									1	0
Peru										15		15	-2
Venezuela	1									49		50	-1
Total	143		7	3		89				298		540	-51
MIDDLE EAST
Bahrain	12											12	3
Egypt	37											37	22
Greece													-5
Iran	72									9		81	16
Israel	1			32	36							69	7
Jordan	5											5	0
Kuwait	10				1							11	-24
Lebanon	1											1
Oman	3		65							196		264	198
Pakistan	4		29							10		43	-14
Qatar	1		20	5	12					31		69	32
Saudi Arabia	29		1		12		5			10		57	24
U.A.E.	70		21				47					138	-64
Political Risk Insurance										40		40	40
First Loss													-40
Total	245		136	37	61		52			296		827	195
EASTERN EUROPE
Hungary	1											1	0
Poland	1											1
Romania	3											3	-1
Total	5											5	-1
							Total Countries externally rated A or Better					6,738	1,000
							Total Countries externally rated below A					1,164	-980
							Total all Countries					7,902	15

(1).                  Middle East project exposure is USD318 million, however ANZ has Political Risk Insurance.  ANZ is liable for the first loss of USD40 million

FIVE YEAR SUMMARY

	2003	2002	2001	2000	1999
	$M	$M	$M	$M	$M

Statement of Financial Performance
Net interest income	4,311	4,018	3,833	3,801	3,655
Other operating income	2,808	2,970	2,573	3,790	2,377
Operating expenses	(3,228)	(2,905)	(3,092)	(4,300)	(3,300)
Provision for doubtful debts	(614)	(860)	(531)	(502)	(510)
Profit before income tax	3,277	3,223	2,783	2,789	2,222
Income tax expense	(926)	(898)	(911)	(1,040)	(736)
Outside equity interests	(3)	(3)	(2)	(2)	(6)
Net profit attributable to members of the Company	2,348	2,322	1,870	1,747	1,480

Statement of Financial Position
Assets	195,591	183,105	185,493	172,467	152,801
Net assets	13,787	11,465	10,551	9,807	9,429
Ratios
Return on average ordinary equity	20.6%	23.2%	20.2%	19.3%	17.6%
Return on average assets	1.2%	1.3%	1.1%	1.1%	1.0%
Tier 1 capital ratio	7.7%	7.9%	7.5%	7.4%	7.9%
Operating expenses(1) to operating income	45.1%	46.0%	48.0%	56.5%	54.5%
Shareholder value - ordinary shares
Total return to shareholders (share price movement plus dividends)	6.7%	15.3%	25.5%	35.3%	19.6%
Market capitalisation	27,314	26,544	23,783	20,002	16,045
Dividend	95 cents	85 cents	73 cents	64 cents	56 cents
Franked portion
- interim	100.0%	100.0%	100.0%	100.0%	75.0%
- final	100.0%	100.0%	100.0%	100.0%	80.0%
Share price
- high	$19.23	$20.38	$17.39	$13.46	$12.45
- low	$15.95	$16.33	$13.44	$9.60	$8.58
- closing	$17.95	$17.65	$15.98	$13.28	$10.25

Share information (per fully paid ordinary share)
Earnings per share - basic	148.3	147.3c	117.4c	106.8c	90.6c
Dividend payout ratio	64.2%	57.8%	62.0%	59.1%	62.1%
Net tangible assets	$7.49	$6.58	$5.96	$5.49	$5.21

Number of fully paid ordinary shares on issue (millions)	1,521.7	1,503.9	1,488.3	1,506.2	1,565.4
Other information
Permanent employees (FTE’s)	21,586	21,380	21,403	21,774	28,744
Temporary employees (FTE’s)	1,551	1,102	1,098	1,360	1,427
Total employees	23,137	22,482	22,501	23,134	30,171
Points of representation	1,019	1,018	1,056	1,087	1,147
Number of shareholders	210,512	198,715	181,667	179,244	214,151

(1).                  Operating expenses $3,210 million (2002: $3,133 million; 2001: $3,075 million; 2000: $4,288 million; 1999: $3,290 million) excludes goodwill amortisation of $18 million (2002: $20 million; 2001: $17 million; 2000: $12 million; 1999: $10 million) and significant transactions in 2002.  Refer to page 101 for an explanation of the usefulness of this adjusted measure

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Australia and New Zealand Banking Group Limited

CONSOLIDATED FINANCIAL STATEMENTS & OTHER DISCLOSURES

Year ended
30 September 2003

This announcement on the consolidated Group constitutes the Appendix 4E required by the Australian Stock Exchange, and should be read in conjunction with the September 2003 Annual Financial Report.

CONSOLIDATED FINANCIAL STATEMENTS – TABLE OF CONTENTS

Consolidated Statement of Financial Performance

Consolidated Statement of Financial Position

Statement of Changes in Equity

Consolidated Statement of Cash Flows

Notes to the Financial Statements

1.	Accounting policies

2.	Income

3.	Operating expenses

4.	Income tax expense

5.	Dividends

6.	Earnings per ordinary share

7.	Investment securities

8.	Net loans and advances

9.	Impaired assets

10.	Provisions for doubtful debts

11.	Capital adequacy

12.	Share capital and options

13.	Average Balance Sheet and related interest

14.	Interest spreads and net interest average margins

15.	Segment analysis

16.	Derivative financial instruments

17.	Contingent liabilities and contingent assets

18.	Note to the Statement of Cash Flows

19.	Changes in composition of the Group

20.	Associates, joint venture entities and investments

21.	US GAAP reconciliation

22.	Exchange rates

Appendix 4E Statement

Definitions

Alphabetical Index

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

	Note	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
		$M	$M	%	$M	$M	%
Total income	2	6,659	6,364	5%	13,023	12,007	8%
Interest income		5,203	5,012	4%	10,215	9,037	13%
Interest expense		(3,032)	(2,872)	6%	(5,904)	(5,019)	18%
Net interest income		2,171	2,140	1%	4,311	4,018	7%
Proceeds, net of costs, on disposal of investments		—	—	n/a	—	566	-100%
Carrying amount of assets given up		—	—	n/a	—	(392)	-100%
Net profit on disposal of investments	2	—	—	n/a	—	174	-100%
Other operating income	2	1,456	1,352	8%	2,808	2,796	0%
Operating income	3,627	3,492	4%	7,119	6,988	2%
Operating expenses	3	(1,626)	(1,602)	1%	(3,228)	(2,905)	11%
Profit before debt provision	2,001	1,890	6%	3,891	4,083	-5%
Provision for doubtful debts	10	(311)	(303)	3%	(614)	(860)	-29%
Profit before income tax	1,690	1,587	6%	3,277	3,223	2%
Income tax expense	4	(482)	(444)	9%	(926)	(898)	3%
Profit after income tax		1,208	1,143	6%	2,351	2,325	1%
Net profit attributable to outside equity interests		(1)	(2)	-50%	(3)	(3)	0%
Net profit attributable to members of the Company		1,207	1,141	6%	2,348	2,322	1%
Currency translation adjustments, net of hedges after tax		(307)	(49)	large	(356)	(98)	large
Total changes in equity other than those resulting from transactions with shareholders as owners		900	1,092	-18%	1,992	2,224	-10%

Earnings per ordinary share (cents)
Basic	6	76.3	72.0	6%	148.3	147.3	1%
Diluted		76.1	71.7	6%	147.9	146.6	1%

Dividend per ordinary share (cents)	5	51	44	16%	95	85	12%

Net tangible assets per ordinary share ($)		7.49	7.32	2%	7.49	6.58	14%

The notes appearing on pages 69 - 110 form an integral part of these financial statements

Equity instruments issued to employees

Under existing Australian Accounting Standards, certain equity instruments issued to employees are not required to be expensed.  The impact of expensing options, and shares issued under the $1,000 employee share plan, have been calculated and are disclosed below.

	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%
Net profit attributable to members of the Company	2,348	2,322	1%
Expenses attributable to:
Options issued to Management Board(1)	(8)	(7)	14%
Options issued to general management(1)	(24)	(19)	26%
Shares issued under $1,000 employee share plan	(18)	(18)	0%
Revised net profit attributable to members of the Company	2,298	2,278	1%

(1).         Based on fair values estimated at grant date determined in accordance with the fair value measurement provision of accounting exposure draft ED108. Value of options amortised on a straight line basis over the vesting period.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	As at Sep 03	As at Mar 03	As at Sep 02	Movt Sep 03 v. Mar 03	Movt Sep 03 v. Sep 02
		$M	$M	$M	%	%
Assets
Liquid assets		6,592	7,759	7,410	-15%	-11%
Due from other financial institutions		2,427	3,123	3,815	-22%	-36%
Trading securities(1)		4,213	5,219	5,873	-19%	-28%
Investment securities	7	4,767	4,301	3,609	11%	32%
Net loans and advances	8	149,465	141,965	132,060	5%	13%
Customers’ liabilities for acceptances		13,178	13,270	13,796	-1%	-4%
Regulatory deposits		101	205	178	-51%	-43%
Shares in associates and joint venture entities		1,814	1,759	1,692	3%	7%
Deferred tax assets		1,165	1,239	1,218	-6%	-4%
Goodwill(2)		160	171	180	-6%	-11%
Other assets(3)		10,224	9,965	11,810	3%	-13%
Premises and equipment		1,485	1,542	1,464	-4%	1%
Total assets		195,591	190,518	183,105	3%	7%
Liabilities
Due to other financial institutions		6,467	8,824	10,860	-27%	-40%
Deposits and other borrowings		124,494	122,122	113,259	2%	10%
Liability for acceptances		13,178	13,270	13,796	-1%	-4%
Income tax liabilities		1,083	1,031	1,340	5%	-19%
Payables and other liabilities		13,611	12,591	12,630	8%	8%
Provisions		769	770	1,602	0%	-52%
Bonds and notes		16,572	14,917	14,708	11%	13%
Loan capital		5,630	4,508	3,445	25%	63%
Total liabilities		181,804	178,033	171,640	2%	6%
Net assets		13,787	12,485	11,465	10%	20%
Shareholders’ equity
Ordinary share capital		4,175	4,058	3,939	3%	6%
Preference share capital		2,212	1,225	1,375	81%	61%
Reserves		180	485	534	-63%	-66%
Retained Profits		7,203	6,700	5,600	8%	29%
Share capital and reserves attributable to members of the Company		13,770	12,468	11,448	10%	20%
Outside equity interests		17	17	17	0%	0%
Total shareholders’ equity		13,787	12,485	11,465	10%	20%

Derivative financial instruments	16
Contingent liabilities	17

(1).         Includes bills held in portfolio $820 million (Mar 2003: $943 million; Sep 2002: $1,453 million) which are part of net advances

(2).         Excludes notional goodwill of $821 million included in the net carrying value of INGA.

(3).         Includes interest revenue receivable $1,085 million (Mar 2003: $978 million; Sep 2002: $941 million)

The notes appearing on pages 69 - 110 form an integral part of these financial statements

STATEMENT OF CHANGES IN EQUITY

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Share capital
Balance at start of period	5,283	5,314	-1%	5,314	5,259	1%
Ordinary share
Dividend reinvestment plan	57	58	-2%	115	94	22%
Group employee share acquisition scheme	23	25	-8%	48	55	-13%
Group share option scheme	37	36	3%	73	57	28%
New preference share issues	987	—	n/a	987	—	n/a
Retranslation of preference shares	—	(150)	-100%	(150)	(151)	-1%
Total share capital	6,387	5,283	21%	6,387	5,314	20%
Foreign currency translation reserve
Balance at start of period	68	117	-42%	117	215	-46%
Currency translation adjustments, net of hedges after tax	(307)	(49)	large	(356)	(98)	large
	(239)	68	large	(239)	117	large
General reserve						n/a
Balance at start of period	237	237	0%	237	322	-26%
Transfers (to) from retained profits	2	—	n/a	2	(85)	large
	239	237	1%	239	237	1%
Asset revaluation reserve	31	31	0%	31	31	0%
Capital reserve	149	149	0%	149	149	0%
Total reserves	180	485	-63%	180	534	-66%
Retained profits
Balance at start of period	6,700	5,600	20%	5,600	4,562	23%
Net profit attributable to members of the Company	1,207	1,141	6%	2,348	2,322	1%
Total available for appropriation	7,907	6,741	17%	7,948	6,884	15%
Transfers from (to) reserves	(2)	—	n/a	(2)	85	large
Ordinary share dividends provided for or paid	(654)	13	large	(641)	(1,252)	-49%
Preference share dividends paid	(48)	(54)	-11%	(102)	(117)	-13%
Retained profits at end of period	7,203	6,700	8%	7,203	5,600	29%
Total shareholders’ equity attributable to members of the Company	13,770	12,468	10%	13,770	11,448	20%

The notes appearing on pages 69 - 110 form an integral part of these financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

	Note	Half year Sep 03 Inflows (Outflows)	Half year Mar 03 Inflows (Outflows)	Full year Sep 03 Inflows (Outflows)	Full year Sep 02 Inflows (Outflows)
		$M	$M	$M	$M
Cash flows from operating activities
Interest received		5,522	5,365	10,887	10,148
Dividends received		3	4	7	3
Fees and other income received		1,498	1,410	2,908	2,919
Interest paid		(2,961)	(2,763)	(5,724)	(5,367)
Personnel expenses paid		(910)	(938)	(1,848)	(1,900)
Premises expenses paid		(155)	(124)	(279)	(268)
Other operating expenses paid		(984)	(968)	(1,952)	(1,893)
Income taxes paid
Australia		(256)	(890)	(1,146)	(677)
Overseas		(134)	(32)	(166)	(176)
Net GST paid		—	1	1	(28)
Net (increase) decrease in trading securities		974	695	1,669	(1,030)
Net cash provided by operating activities	18	2,597	1,760	4,357	1,731
Cash flows from investing activities
Net decrease(increase)
Liquid assets - greater than three months		1,644	(531)	1,113	(442)
Due from other financial institutions		(274)	230	(44)	554
Regulatory deposits		92	(40)	52	37
Loans and advances		(9,734)	(10,210)	(19,944)	(9,441)
Shares in controlled entities and associates		(4)	2	(2)	(1)
Investment securities
Purchases		(1,683)	(2,188)	(3,871)	(2,851)
Proceeds from sale or maturity		1,087	1,358	2,445	2,436
Controlled entities and associates
Purchased (net of cash acquired)		—	—	—	(1,050)
Premises and equipment
Purchases		(115)	(253)	(368)	(385)
Proceeds from sale		41	10	51	101
Recovery from NHB litigation		—	—	—	248
Other		462	1,201	1,663	201
Net cash (used in) investing activities		(8,515)	(10,390)	(18,905)	(10,593)
Cash flows from financing activities
Net (decrease)increase
Due to other financial institutions		(1,657)	(1,289)	(2,946)	(1,211)
Deposits and other borrowings		4,563	9,432	13,995	9,152
Payables and other liabilities		505	495	1,000	362
Bonds and notes
Issue proceeds		4,824	3,431	8,255	4,537
Redemptions		(1,988)	(2,107)	(4,095)	(3,519)
Loan capital
Issue proceeds		1,523	1,857	3,380	759
Redemptions		—	(437)	(437)	(589)
Decrease in outside equity interests		—	(1)	(1)	1
Dividends paid		(646)	(676)	(1,322)	(1,178)
Share capital issues		59	61	120	112
StEPs preference share issue		1,000	—	1,000	—
StEPs issues costs		(13)	—	(13)	—
Net cash provided by financing activities		8,170	10,766	18,936	8,426
Net cash provided by operating activities		2,597	1,760	4,357	1,731
Net cash (used in) investing activities		(8,515)	(10,390)	(18,905)	(10,593)
Net cash provided by financing activities		8,170	10,766	18,936	8,426
Net (decrease)increase in cash and cash equivalents		2,252	2,136	4,388	(436)
Cash and cash equivalents at beginning of period		7,573	7,925	7,925	9,071
Foreign currency translation on opening balances		(2,510)	(2,488)	(4,998)	(710)
Cash and cash equivalents at end of period	18	7,315	7,573	7,315	7,925

The notes appearing on pages 69 - 110 form an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

1.                  Accounting policies

These consolidated financial statements:

•                  should be read in conjunction with any public announcements made by the Group and its controlled entities for the year ended 30 September 2003 in accordance with the continuous disclosure obligations under the Corporations Act 2001.

 •                  are made out in accordance with the Corporations Act 2001, ASX listing rules, applicable Accounting Standards, Urgent Issues Group Consensus Views and other mandatory reporting requirements.

•                  do not include all notes of the type normally included in the annual financial report.

•                  have been prepared in accordance with the historical cost convention, as modified by the revaluation of trading instruments and the deemed cost of properties.

Where necessary, amounts shown for previous periods have been reclassified to facilitate comparison.

The accounting policies followed in preparing these consolidated financial statements are the same as those to be applied in the 30 September 2003 Annual and Financial Reports.

Changes in Accounting Policies

AASB 1044, Provisions, Contingent Liabilities and Contingent Assets became effective for the Group from 1 October 2002.  Under the new Standard, provisions for dividends cannot be booked unless dividends are declared, determined or publicly recommended on or before balance date.  Accordingly the dividend applicable to the current reporting period has not been booked in this report.  However, dividends declared after balance date still need to be disclosed in the notes.  The adoption of AASB 1044 results in an increase in Shareholders’ Equity of $777 million and a reduction in return of ordinary shareholders’ equity of 1%.

The Group will continue its current practice of making a public announcement of the dividend after balance date.  Dividend information for the current period is provided in Note 4, Dividends of the annual financial report.

AASB 1012, Foreign Currency Standard Translation became effective for the Group from 1 October 2002.  Under this revised Standard, foreign denominated equity must be reported using the spot rate applicable at the date of issue and must not be retranslated using the spot rate at the end of each reporting period.  The Group has retranslated its US preference share capital at historical spot rates.  As the translation adjustment is reported in the foreign currency translation reserve, the impact of these changes are neutral on equity.

Critical Accounting Policies

The Group prepares its consolidated financial statements in accordance with Australian Accounting Standards and other authoritative accounting pronouncements.  However, notwithstanding the existence of relevant accounting standards, there are a number of critical accounting treatments, which include complex or subjective decisions or assessments.  The Group requires all such applications of judgement to be reviewed and agreed by Group Finance, and where the impact is material, the accounting treatment be reviewed during the audit process by the Group’s external auditors.  All material changes to accounting policy are approved by the Audit Committee of the Board.

Details of all critical accounting policies will be provided in the 30 September 2003 Financial Report.  There have been no material changes to the Group’s critical accounting policies or their related methodologies over the last 3 years.

A brief discussion of critical accounting policies, and their impact on the Group, follows:

a)     Economic Loss Provisioning

The average charge to profit for ELP was 0.39% of average net lending assets (Sep 2002: 0.43%) excluding the special general provision.  During the same period specifically identified credit losses net of recoveries during the half year were $527 million (Sep 2002: $728 million).

As at September 2003, the balance of the General Provision of $1,534 million (Sep 2002: $1,496 million) represents 1.01% (Sep 2002: 1.06%) of risk weighted assets.

b)     Specific Provisioning

The Group maintains a specific provision for doubtful debts arising from its exposure to organisations and credit counterparties.  Once a specific doubtful debt loss is identified as being probable, its value is transferred from the General Provision to the Specific Provision, thus the recognition of losses has an impact on the size of the General Provision rather than directly impacting profit.  However, to the extent that the General Provision is drawn down beyond a certain amount, it will be restored through a transfer from the current year’s earnings.  The net transfer from the General Provision to the Specific Provision during the year was $527 million (Sep 2002: $728 million).

c)     Deferred acquisition costs, software assets and deferred income

Deferred acquisition costs - At 30 September, the Group’s assets included $336 million in relation to costs incurred in acquiring interest earning assets (Sep 2002: $289 million).  During the year, amortisation of $169 million was recognised as an adjustment to the yield earned on interest earning assets (Sep 2002: $132 million).

Software assets - At 30 September, the Group’s fixed assets included $465 million in relation to costs incurred in acquiring and developing software (Sep 2002: $419 million).  During the year, depreciation expense of $83 million (Sep 2002: $50 million) was recognised and adjustments were made to recognise the right to use the software in TradeCentrix.

Deferred income - At 30 September, the Group’s liabilities included $272 million in relation to income received in advance (Sep 2002: $170 million).

d)     Valuation of investment in ING Australia Limited (INGA)

The Group adopts the equity method of accounting for its 49% interest in INGA.  As of 30 September 2003, the Group’s carrying value is $1,648 million (2002: $1,593 million).

The carrying value is subject to a recoverable amount test, to ensure that this does not exceed its recoverable amount at the reporting date.  This involves, the Group obtaining an independent valuation of INGA to determine current recoverable amount.  The independent valuation is based on a discounted cashflow approach, with allowance for the cost of capital.

Any excess of carrying value above recoverable amount is written off to the Statement of Financial Performance.

e)     Derivatives and Hedging

The Group buys and sells derivatives as part of its trading operations and to hedge its interest rate risk, foreign exchange risk and the equity risk in INGA.

Derivative instruments entered into for the purpose of hedging are accounted for on the same basis as the underlying exposures or risks.  Derivative instruments entered into to hedge exposures that are not recorded at fair value do not have their fair values recorded in the Group’s Statement of Financial Position.

Hedge accounting is only applied when the hedging relationship is identified at the time the Group enters into the hedging derivative transaction.  If a hedge ceases to be effective, the hedging derivative transaction will be recognised at fair value.  Gains and losses on derivative instruments not carried at their fair value amounts are recognised at the same time as the gain or loss on the hedged exposure is booked.

Movements in the value of foreign exchange contracts that are hedging overseas operations are not recognised as income or expenses.  Instead these movements are recognised in the Foreign Currency Translation Reserve together with the net difference arising from the translation of the overseas operation.

Derivatives entered into as part of the Group’s trading operations are carried at their fair values with any change in fair value being immediately recognised as part of trading income.

f)     Special purpose and off balance sheet vehicles

The Group may invest in or establish special purpose companies, or vehicles (SPVs), to enable it to undertake specific types of transactions.  Where the Group controls such vehicles, they are consolidated into the Group financial results.

The main type of SPVs not consolidated into the Group can be summarised as follows:

•                  Securitisation vehicles - Assets are sold to an SPV which funds the purchase by issuing securities.  ANZ can provide specific services to the SPV, including management and servicing of assets, liquidity support, swaps, credit guarantees provider.  ANZ earns fees at a commercial rate for providing these services.

•                  Structured finance entities - These entities are set up to assist with the structuring of client financing.  ANZ may provide liquidity support to the vehicle and may also manage these vehicles.

•                  Managed funds - These funds invest in specified investments on behalf of clients.  INGA, as manager of the funds, exposes ANZ to operational risk and reputational risk.

International Financial Reporting Standards

From 1 January 2005, all Australian entities reporting under the Corporations Act 2001 will be required to prepare their financial statements under International Financial Reporting Standards (IFRS) as adopted by the Australian Accounting Standards Board.  IFRS are determined by the International Accounting Standards Board (IASB).

ANZ will report for the first time under IFRS when the results for the half year ended 31 March 2006 are announced.  It is currently expected that some comparatives will be required to be restated on initial adoption of IFRS.

The final IFRS that will be applicable to ANZ in 2005/2006 are not yet available.  In particular, the IASB has yet to finalise the standard on recognition and measurement of financial instruments. Based on exposure drafts of this standard, adoption of IFRS may result in changes to accounting for hedges, doubtful debt provisioning and the status of the general provision, securitisation, the amortisation of goodwill and the recognition of fee income.  Once this standard is final, ANZ will assess how the standard will be interpreted in practice and provide a detailed explanation of the changes that will be made to ANZ’s accounting policies.

The Group has established a Steering Committee to monitor developments in IFRS and to assess the likely impact on ANZ’s financial statements, accounting policies and systems.  In addition, the Steering Committee is considering how IFRS will impact the financial statements of our customers, our credit assessments of customers and the changes required to credit policies and debt covenants.

2.                  Income

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v.Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v.Sep 02
	$M	$M	%	$M	$M	%

Interest income	5,203	5,012	4%	10,215	9,037	13%
Interest expense	(3,032)	(2,872)	6%	(5,904)	(5,019)	18%
Net interest income	2,171	2,140	1%	4,311	4,018	7%

Interest spread and net interest average margin (%)
Gross interest spread	2.27	2.29	n/a	2.28	2.31	n/a
Interest forgone on impaired assets	(0.03)	(0.02)	n/a	(0.03)	(0.04)	n/a
Net interest spread	2.24	2.27	n/a	2.25	2.27	n/a
Interest attributable to net non-interest bearing items	0.40	0.44	n/a	0.42	0.50	n/a
Net interest average margin	2.64	2.71	n/a	2.67	2.77	n/a
Average interest earning assets ($M)	165,141	159,152	4%	162,154	145,920	11%

2003 result

Net interest income at $4,311 million was 7%  ($293 million) higher than last year.

Volume

Average net lending assets grew by $13.6 billion (10%) overall, with growth of $10.8 billion (18%) in Mortgages, $1.6 billion in Corporate and $0.8 billion in Asset Finance.  Net lending asset volumes reduced 15% in overseas markets as a result of the strategy to reduce higher risk exposures in the UK and US and the exchange rate impact of a strengthening Australian dollar.

Average deposits and other borrowings grew $13.5 billion, in Treasury ($3.2 billion), Personal Banking Australia ($4.2 billion), Institutional Financial Services ($2.7 billion), New Zealand Banking (NZ$0.8 billion), Asset Finance ($0.8 billion) and Corporate ($1.6 billion).  The deposit growth was encouraged by uncertainty in global equity markets.

Margin

Net interest margin contracted by 10 basis points:

•                  The funding cost associated with unrealised trading gains increased as a result of the appreciation of the AUD.  Whilst resulting in a 3 basis point decline in net interest margin, it is offset by an equivalent gain in trading income.

•                  Net interest income in Treasury fell by $44 million with maturing high yielding assets not able to be replaced due to the sustained period of low and stable interest rates (3 basis points).

•                  The interest benefit from low interest savings accounts and non-interest bearing balances reduced as the rate at which they were invested reduced (3 basis points).

•                  The proportion of the balance sheet funded by low interest savings accounts and non-interest balances reduced during the year, offset by an increase in term deposits and wholesale funding.  This change in funding mix reduced the net interest margin by 5 basis points.

•                  Partially offsetting these declines was an increase in foreign currency hedge earnings revenue as a result of the strengthening AUD (3 basis points) and a reduction in the funding cost on impaired assets (1 basis point).

Comparison with March 2003 half

Net interest income at $2,171 million was 1% ($31 million) higher than the March 2003 half.

Volume

Average net lending asset volumes grew by $6.5 billion, primarily in Mortgages ($6.0 billion) and Corporate ($1.8 billion) while deposits grew predominantly from the wholesale market.  High margin lending volumes in Structured Finance reduced following a decision to reduce exposures to the US and UK markets.

Margin

Net interest margin reduced by 7 basis points:

•                  Treasury earnings and the interest benefit from low interest savings accounts and non-interest earnings balances fell during the half as a result of the sustained period of low and stable interest rates.  This represented 3 basis points.

•                  The proportion of the balance sheet funded by low interest savings accounts and non-interest earning balances reduced during the half, offset by increases in term deposits and funding from the wholesale markets.  This change in funding mix generated a 4 basis point decline in margin.

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Interest income	5,203	5,012	4%	10,215	9,037	13%
Other operating income
Fee income
Lending	464	469	-1%	933	876	7%
Other, commissions(1)	594	521	14%	1,115	1,196	-7%
Total fee income	1,058	990	7%	2,048	2,072	-1%
Other income
Foreign exchange earnings	163	185	-12%	348	365	-5%
Profit on trading instruments	63	47	34%	110	59	86%
Life insurance margin on services operating income	—	—	n/a	—	99	-100%
Net profit before tax from sale of business to ING Australia	—	—	n/a	—	174	-100%
Hedge of TrUEPrs(2) Cash Flows	35	36	-3%	71	72	-1%
Profit from associated entities	28	23	22%	51	29	76%
Profit from ING Australia	36	19	89%	55	2	large
Other	73	52	40%	125	98	28%
Total other income	398	362	10%	760	898	-15%
Total other operating income	1,456	1,352	8%	2,808	2,970	-5%
Total income	6,659	6,364	5%	13,023	12,007	8%
Profit before income tax as a % of total income	25.4%	24.9%	2%	25.2%	26.8%	-6%

(1).    Includes commissions from funds management business in 2002

(2).    Preference shares are issued via the TrUEPrs structure

2003 result

Other operating income, at $2,808 million, was 5% lower than the 2002 year.  Excluding profit on sale of business to INGA, other operating income was flat.  The exchange rate impact was immaterial.

•                  Lending fee income increasing 7% with increased business volumes in Institutional Banking, Corporate and Asset Finance.

•                  Non-lending fee income reduced 7% as a result of three main factors:

•                  A one-off charge of $38 million as a result of an under-accrual of loyalty points on co-branded cards covering the period back to 1999 together with the ongoing impact of higher loyalty program costs

•                  Lower structured finance fee income reflecting difficult market conditions and a decision to reduce credit exposures to the power and telecommunications sectors

•                  The sale of ANZ’s funds management businesses to ING

•                  Foreign exchange earnings reduced with increasing competition and credit constraints offsetting the positive impact of increased volatility in Asian and Pacific currencies.

•                  Profit on trading instruments increased $51 million largely due to Capital Markets activities where a lower proportion of trading revenue was booked as interest expense.  Total income in Capital Markets is up $17 million.

•                  The reduction in life insurance margin on services income is partly offset by increased profit from INGA following the sale of the funds management business into INGA.

•                  The increased equity accounted profit from associated entities principally relates to profit on bond sales by PT Panin

•                  The increase in other operating income was due to the sale of development properties in Institutional Banking in the September 2003 half year.

Comparison with March 2003 half

Other operating income increased 8%.  Excluding the exchange rate impact operating income increased 9%.  Lending fees reduced 1% with reduced fees in Institutional Financial Services offsetting a strong domestic performance in Corporate and Asset Finance.  Non-lending fees were up 14% excluding the impact of the $38 million under-accrual of loyalty points on co-branded cards booked in the first half non-lending fees increased 6% with strong underlying performances in Institutional and Consumer Finance.  Foreign Exchange earnings were 12% lower while the increase in profit on trading instruments was largely offset in net interest.

3.                  Operating expenses

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Personnel
Pension fund	54	55	-2%	109	103	6%
Employee entitlements & taxes	57	65	-12%	122	129	-5%
Salaries and wages	591	586	1%	1,177	1,134	4%
Other	175	167	5%	342	348	-2%
Total personnel expenses	877	873	0%	1,750	1,714	2%
Premises
Amortisation & depreciation	16	15	7%	31	31	0%
Rent	81	73	11%	154	161	-4%
Utilities and other outgoings	44	44	0%	88	92	-4%
Other	15	7	large	22	15	47%
Total premises expenses	156	139	12%	295	299	-1%
Computer
Computer contractors	5	13	-62%	18	34	-47%
Data communications	31	30	3%	61	62	-2%
Depreciation and amortisation	95	88	8%	183	140	31%
Rentals and repairs	34	36	-6%	70	59	19%
Software purchased	50	53	-6%	103	105	-2%
Other	13	17	-24%	30	24	25%
Total computer expenses	228	237	-4%	465	424	10%
Other
Advertising and public relations	48	43	12%	91	98	-7%
Amortisation of goodwill	9	9	0%	18	20	-10%
Audit fees	1	2	-50%	3	3	0%
Depreciation of furniture and equipment	17	16	6%	33	35	-6%
Freight and cartage	17	18	-6%	35	36	-3%
Loss on disposal of premises and equipment	4	3	33%	7	2	large
Non-lending losses, frauds and forgeries	23	25	-8%	48	51	-6%
Postage & stationary	46	46	0%	92	97	-5%
Professional fees	56	46	22%	102	97	5%
Telephone	23	26	-12%	49	53	-8%
Travel	40	38	5%	78	77	1%
Other	53	49	8%	102	84	21%
Total other expenses	337	321	5%	658	653	1%
Restructuring	28	32	-13%	60	63	-5%
Operating expenses excluding NHB recovery	1,626	1,602	1%	3,228	3,153	2%

Recovery from NHB litigation	—	—	n/a	—	(248)	-100%
Total operating expenses	1,626	1,602	1%	3,228	2,905	11%

Employees (FTE) - Permanent	21,586	21,218	2%	21,586	21,380	1%
Employees (FTE) - Temporary	1,551	1,265	23%	1,551	1,102	41%
Total employees	23,137	22,483	3%	23,137	22,482	3%

2003 result

Excluding the NHB recovery in 2002 operating expenses increased by 2% ($75 million) compared to the full year 2002.  The exchange rate impact was immaterial.  After adjusting for the impact of selling the Funds Management businesses to INGA operating expenses increased 4%.  Excluding this impact:

•                  Personnel expenses increasing 4%.  Salaries and wages increased as a result of Enterprise Bargaining Agreement and performance related salary increases together with increased staff numbers in five main areas.  Continuing investment in sales staff in Personal Banking Australia, Small to Medium Enterprises, and New Zealand Banking as well as a higher back office staffing required in Mortgages to service the higher volumes and in Consumer Finance to implement the Reserve Bank credit card reforms.

•                  Premises costs increasing 1%.

•                  Computer costs increasing 12% due to higher software amortisation charges as new systems (e.g. Sales and service platform, Vision Plus and Nexus) become operational and increased rentals and repairs.

•                  Other expenses increasing by 3% with higher consultant costs and an increased loss on disposal of premises and equipment.

•                  Restructuring expenses decreasing 7% reflecting an increased focus on generating profit growth through increased revenue rather than cost reductions.

•                  Exchange rate movements increased operating expenses by $1 million reflecting a strengthening New Zealand dollar offset by a weaker USD.

Comparison with March 2003 half

Operating expenses increased by 1% ($24 million) compared to the first half of 2003.  The exchange rate impact was less than 2%.  Personnel costs were flat despite a 4% increase in the Enterprise Bargaining Agreement in July 2003, higher Financial Services Reform Act training and an increase in staff numbers.  Premises costs increased 12% as a result of the favourable impact in the first half of the change in the method of accounting of rental costs.  Computer costs decreased slightly, while other expenses were 5% higher with increased use of consultants.

4.                  Income tax expense

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Operating profit before income tax	1,690	1,587	6%	3,277	3,223	2%
Prima facie income tax at 30%	507	476	7%	983	967	2%
Tax effect of permanent differences
Overseas tax rate differential	6	9	-33%	15	14	7%
Rebateable and non-assessable dividends	(7)	(9)	-22%	(16)	(11)	45%
Other non-assessable income	(15)	(16)	-6%	(31)	(39)	-21%
Profit from associated entities and joint venture entities	(19)	(13)	46%	(32)	(9)	large
Life insurance accounting	—	—	n/a	—	7	-100%
NHB settlement tax rate differential	—	—	n/a	—	15	-100%
Sale of business to ING joint venture	—	—	n/a	—	(48)	-100%
Other	12	(2)	large	10	—	n/a
	484	445	9%	929	896	4%
Income tax (over) under provided in prior years	(2)	(1)	100%	(3)	2	large
Total income tax expense on profit	482	444	9%	926	898	3%
Australia	360	312	15%	672	683	-2%
Overseas	122	132	-8%	254	215	18%
	482	444	9%	926	898	3%
Effective tax rate	28.5%	28.0%	2%	28.3%	27.9%	1%

2003 result

The Group’s effective tax rate for the year ended 30 September 2003 increased 0.4% from 30 September 2002 largely due to 2002 benefiting from roll-over relief which shields from tax the capital gain arising on the sale of businesses to the joint venture with INGA.  This was partly offset by the NHB settlement tax rate differential and the life insurance accounting in the 2002 year together with higher equity accounted earnings in 2003.

Comparison with March 2003 half

The Group’s effective tax rate for the September 2003 half increased 0.5% from the March 2003 half largely due to the favourable impact of recognition of tax losses in Korea and a tax deduction for the employee share issue booked in the first half of 2003, offset by a lower adverse overseas tax rate differential due to lower earnings from Americas and higher equity accounted earnings in the second half of 2003.

5.                  Dividends

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Dividend per ordinary share(1, 2) (cents)
Interim (fully franked)	n/a	44	n/a	44	39	13%
Final (fully franked)	51	n/a	n/a	51	46	11%

Ordinary share dividend(1) ($M)
Interim dividend	666	—	n/a	666	583	14%
Final dividend accrued	—	—	n/a	—	692	-100%
Bonus option plan adjustment(3)	(12)	(13)	-8%	(25)	(23)	9%
Total	654	(13)	large	641	1,252	-49%
Ordinary share dividend payout ratio (%)(4)	67.0%	61.3%	9%	64.2%	57.8%	11%

(1).    Excludes preference share dividend

(2).    Change in accounting standard.  Refer to Note 1 Accounting Policies

(3).    This relates to prior period and interim dividend payment

(4).    Dividend payout ratio calculated using proposed final dividend of $777 million not included in the above table.  Dividend payout ratio for March 2003 calculated using $666 million dividends paid in the September half.  2002 ratios calculated using accrued amounts

The directors propose that a final dividend of 51 cents per share be paid on each ordinary share.  The dividend will be fully franked.

The Group has a dividend reinvestment plan and a bonus option plan.  Participation in these plans is limited to 50,000 shares in each plan.  Election notices for these plans must be received by 13 November 2003.

The final dividend will be payable on 19 December 2003.  Dividends payable to shareholders resident in the United Kingdom and New Zealand will be converted to their local currency at ANZ’s daily forward exchange rate on 13 November 2003.

In 1998 the Company issued 124,032,000 preference shares which raised USD775 million (net USD748 million after costs) via Trust Securities issues (TrUEPrs).  The Trust Securities carry an entitlement to a distribution of 8% (USD400 million) or 8.08% (USD375 million).  The amounts are payable quarterly in arrears.

The Group plans, subject to APRA approval, to call its TrUEPrs preference shares.  This will release deferred income of $76 million after tax that arose from the close out of the TrUEPrs interest rate swap.

On 23 September 2003, the Group issued 10 million ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS) at $100 each raising $1 billion ($987 million net of issue costs of $13 million).  ANZ StEPS comprise 2 fully paid securities - an interest paying unsecured note stapled to a fully paid preference share.

Distributions on ANZ StEPS are non-cumulative and are payable quarterly in arrears based upon a floating distribution rate equal to the 90 day bank bill rate plus a margin.  Dividends are not payable on the preference share while it is stapled to the note.  If distributions are not paid on ANZ StEPS, the Company may not pay dividends or return capital on its ordinary shares or any other share capital ranking below the preference share component.

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Preference share dividend - TrUEPrs
Dividend paid ($M)	48	54	-11%	102	117	-13%

Dividend per preference share (USD cents)	25.1	25.1	0%	50.2	50.2	0%

6.                  Earnings per ordinary share

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%

Number of fully paid ordinary shares on issue (M)	1,521.7	1,513.4	1%	1,521.7	1,503.9	1%

Basic
Net profit attributable to members of the Company(1) ($M)	1,159	1,087	7%	2,246	2,205	2%
Weighted average number of ordinary shares (M)	1,518.3	1,510.2	1%	1,514.2	1,496.9	1%
Basic earnings per share (cents)	76.3	72.0	6%	148.3	147.3	1%

Diluted
Weighted average number of shares - diluted (M)	1,523.0	1,515.1	1%	1,519.1	1,504.5	1%
Diluted earnings per share (cents)	76.1	71.7	6%	147.9	146.6	1%

Adjusted Basic
Net profit attributable to members of the Company(1) ($M)	1,159	1,087	7%	2,246	2,205	2%
Significant transactions(2)	—	—	n/a	—	(154)	-100%
Earnings excluding significant transactions(2)	1,159	1,087	7%	2,246	2,051	10%
Earnings per share (cents) excluding significant transactions(2)	76.3	72.0	6%	148.3	137.0	8%

Net profit attributable to members of the Company(1) ($M)	1,159	1,087	7%	2,246	2,205	2%
Significant transactions(2)	—	—	n/a	—	(154)	-100%
Goodwill amortisation(3)	31	31	0%	62	38	63%
Earnings excluding significant transactions(2) and goodwill amortisation	1,190	1,118	6%	2,308	2,089	10%
Earnings per share (cents) excluding significant transactions(2) and goodwill amortisation	78.4	74.0	6%	152.4	139.6	9%

(1).               Excludes preference share dividend

(2).               Refer footnote 1 on page 1 for an explanation of the usefulness of adjusting profit to remove the impact of significant transactions.  For a reconciliation to net profit, see page 2

(3).               Includes INGA notional goodwill amortisation

Statement of Financial Position

Total Group assets increased by $12.5 billion (7%) over September 2002.  Exchange rate movements accounted for a net reduction of $3.6 billion consisting of a $3.9 billion reduction in overseas markets and an increase of $0.3 billion in New Zealand.  Excluding the impact of exchange rate movements:

•                  Net loans and advances including acceptances increased $18.7 billion with a $12.6 billion growth in Mortgages in Australia and New Zealand.  For further commentary refer Note 8.

•                  Liquid assets and Due from financial institutions declined principally in Institutional Financial Services in Australia ($0.9 billion) and overseas ($0.8 billion) as Treasury increased its holdings of long dated securities.

•                  Investment securities increased by $1.4 billion as Treasury increased its holdings of long dated securities overseas ($1.1 billion) and in Australia ($0.5 billion), while Trading securities decreased by $1.7 billion.  Other assets decreased by $1.1 billion mainly due to the revaluation of off balance sheet instruments.

Total Group liabilities increased by $10.2 billion (6%) over September 2002.  Exchange rate movements accounted for a net reduction of $4.7 billion consisting of a $4.9 billion reduction in overseas markets and an increase of $0.3 billion in New Zealand.  Excluding the impact of exchange rate movements:

•                  Deposits and other borrowings increased $14.0 billion reflecting:

•        A $5.5 billion increase in Treasury (principally commercial paper) driven by balance sheet growth.

•        Higher deposit volumes in Personal Banking ($2.8 billion), Corporate ($1.7 billion) and Institutional Financial Services ($1.2 billion).

•                  Amounts due to other financial institutions were $2.9 billion lower than September 2002 resulting from lower demand for short term funds following an increase in term funding.

•                  Payables and Other liabilities increased by $1.4 billion mainly due to revaluation of off balance sheet instruments.

•                  Bonds, notes and loan capital increased by $4.1 billion in response to increased term funding requirements in Australia.

•                  Provisions reduced by $0.8 billion mainly due to a change in accounting standards whereby the Group no longer accrues dividends.

7.                  Investment securities

	As at Sep 03	As at Mar 03	As at Sep 02	Movt Sep 03 v. Mar 03	Movt Sep 03 v. Sep 02
	$M	$M	$M	%	%

Total book value	4,767	4,301	3,609	11%	32%

Total market value	4,766	4,302	3,611	11%	32%

8.                  Net loans and advances

	As at Sep 03	As at Mar 03	As at Sep 02	Movt Sep 03 v. Mar 03	Movt Sep 03 v. Sep 02
	$M	$M	$M	%	%
Australia
Term loans - housing	62,482	56,942	52,381	10%	19%
Term loans - non housing(1)	41,133	37,493	34,212	10%	20%
Lease finance/hire purchase	8,741	8,349	7,914	5%	10%
Overdrafts	3,915	3,406	3,151	15%	24%
Credit card outstandings	4,265	4,119	3,888	4%	10%
Other	784	876	992	-11%	-21%
	121,320	111,185	102,538	9%	18%
New Zealand
Term loans - housing	10,551	10,618	9,796	-1%	8%
Term loans - non housing(1)	7,425	7,697	6,460	-4%	15%
Lease finance/hire purchase	866	899	852	-4%	2%
Overdrafts	611	650	619	-6%	-1%
Credit card outstandings	491	515	462	-5%	6%
Other	985	1,084	908	-9%	8%
	20,929	21,463	19,097	-2%	10%
Overseas markets
Term loans - housing	361	338	323	7%	12%
Term loans - non housing	8,984	10,844	11,938	-17%	-25%
Lease finance/hire purchase	239	427	469	-44%	-49%
Overdrafts	740	872	860	-15%	-14%
Credit card outstandings	134	117	108	15%	24%
Other	80	79	16	1%	large
	10,538	12,677	13,714	-17%	-23%
Total gross loans and advances(2), (3)	152,787	145,325	135,349	5%	13%
Less:
Provisions for doubtful debts	(2,018)	(2,088)	(2,081)	-3%	-3%
Income yet to mature	(1,304)	(1,272)	(1,208)	3%	8%
Total net loans and advances(2), (3)	149,465	141,965	132,060	5%	13%

(1)                  Includes Equity Loans which are reported in Mortgages

(2)                  Bills held in portfolio, $820 million (Mar 2003: $943 million; Sep 2002: $1,453 million) are included in trading securities

(3)                  Securitised mortgages outstanding $1,295 million (Mar 2003: $1,681 million; Sep 2002: $1,925 million) not included in net loans and advances

Net loans and advances increased by $17.4 billion since 30 September 2002.  Exchange rate movements accounted for a net reduction of $1.9 billion, consisting of a $2.2 billion net reduction in overseas markets and an increase of $0.3 billion in New Zealand.

•                  Growth in Australia ($18.8 billion) was dominated by growth in:

•                  Housing loans ($10.1 billion) driven by strong customer demand and sustained low interest rates.

•                  Non-housing term loans ($6.9 billion) largely in Institutional Financial Services ($2.2 billion partly offset by decline in commercial bills) and Corporate ($1.8 billion) from growth in the small to medium business sector.  Non-housing loans in Mortgages increased $1.9 billion reflecting strong customer demand for Equity loans.

•                  Lease finance (0.8 billion) driven by strong growth in most channels particularly Dealers and Brokers.

•                  Credit card outstandings (0.4 billion) reflecting growth in Consumer Finance.

Excluding the impact of exchange rate movements:

•                  ew Zealand increased by $1.5 billion with growth in non-housing loans ($0.9 billion) largely in Institutional Financial Services ($0.3 billion) and New Zealand Banking ($0.4 billion).  Housing loans increased $0.6 billion.

•                  verseas Markets reduced by $0.9 billion, reflecting the deliberate reduction in exposures in the US and UK markets.

Comparison with March 2003 half

Net loans and advances increased by $7.5 billion.  Exchange rate movements accounted for a net reduction of $2.0 billion consisting of a reduction of $1.0 billion in New Zealand and $1.0 billion in Overseas Markets.  Growth in Australia was dominated by housing loan growth of $5.5 billion, with term loan growth of $3.6 billion, largely in Institutional Financial Services ($1.2 billion) and Corporate ($0.7 billion).  Excluding the impact of exchange rate movements, lending in New Zealand increased $0.4 billion and overseas decreased by $1.1 billion.

Net loans and advances including commercial bills

	As at Sep 03	As at Mar 03	As at Sep 02	Movt Sep 03 v. Mar 03	Movt Sep 03 v. Sep 02
	$M	$M	$M	%	%
Net advances
Personal Banking Australia	5,902	5,197	4,945	14%	19%
Institutional Financial Services	40,477	42,262	41,863	-4%	-3%
Corporate	16,029	14,828	13,472	8%	19%
New Zealand Banking	3,904	3,871	3,466	1%	13%
Mortgages	76,866	70,182	64,139	10%	20%
Consumer Finance	5,672	5,523	5,184	3%	9%
Asset Finance	12,579	12,243	11,623	3%	8%
Asia Pacific	1,249	1,222	1,204	2%	4%
Other	(35)	(93)	(40)	-62%	-13%
Net advances	162,643	155,235	145,856	5%	12%
less Customers’ liabilities for acceptances	(13,178)	(13,270)	(13,796)	-1%	-4%
Net loans and advances	149,465	141,965	132,060	5%	13%

Net loans and advances including commercial bills, excluding foreign exchange impact
Net advances
Personal Banking Australia	5,902	5,197	4,945	14%	19%
Institutional Financial Services	40,477	41,093	39,894	-1%	1%
Corporate	16,029	14,828	13,472	8%	19%
New Zealand Banking	3,904	3,692	3,512	6%	11%
Mortgages	76,866	69,719	64,264	10%	20%
Consumer Finance	5,672	5,487	5,176	3%	10%
Asset Finance	12,579	12,152	11,647	4%	8%
Asia Pacific	1,249	1,150	1,083	9%	15%
Other	(35)	(105)	(81)	-67%	-57%
Net advances (excl FX impact)	162,643	153,213	143,912	6%	13%
FX impact on reported net advances	—	2,022	1,944	-100%	-100%
Net advances	162,643	155,235	145,856	5%	12%
less Customers’ liabilities for acceptances	(13,178)	(13,270)	(13,796)	-1%	-4%
Reported net loans and advances	149,465	141,965	132,060	5%	13%

The foreign exchange impact is calculated by retranslating prior period numbers at September 2003 exchange rates.

9. Impaired assets Provision for doubtful debts

The charge for doubtful debts was determined under economic loss provisioning principles (ELP) and represents the expected average annual loss on principal over the economic cycle for the average risk profile of the lending portfolio during the year.  The ELP charge was $614 million for the September 2003 year as compared to $610 million (excluding the $250 million special provision) for the September 2002 year.  An additional charge of $100 million (7 basis points) was taken to recognise continued uncertainty and expected levels of default in the offshore lending portfolios.

The September 2003 year charge as a percentage of average net lending assets was 39 basis points, representing a 4 basis point decrease on the level reported for the September 2002 year with a modest improvement in average credit quality and the continuing increase in the proportion of mortgages as a percentage of the lending portfolio.

	Half year Sep 03	Half year Mar 03	Full year Sep 03	Full year Sep 02
	%	%	%	%
ELP rates(1)
Personal Banking Australia	0.53%	0.49%	0.51%	0.49%
Institutional Financial Services	0.40%	0.36%	0.38%	0.39%
Corporate	0.31%	0.34%	0.32%	0.35%
New Zealand Banking	0.33%	0.39%	0.36%	0.42%
Mortgages	0.05%	0.05%	0.05%	0.05%
Consumer Finance	2.65%	2.70%	2.67%	3.19%
Asset Finance	0.50%	0.53%	0.51%	0.60%
Asia Pacific	0.76%	0.82%	0.79%	0.84%
Operating segments total	0.32%	0.33%	0.32%	0.37%
Group Centre(2)	0.07%	0.07%	0.07%	0.23%
Total	0.39%	0.40%	0.39%	0.60%
ELP charge ($million)(2)	311	303	614	860

(1).               ELP rate = Annualised economic loss provisioning divided by average net lending assets

(2).               Significant transaction during the half year ended 31 March 2002 was the special general provision of $250 million

Specific Provision

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Provision movement analysis
New and increased provisions
Australia	242	176	38%	418	423	-1%
New Zealand	23	22	5%	45	54	-17%
Overseas markets	78	134	-42%	212	421	-50%
	343	332	3%	675	898	-25%
Provision releases	(40)	(47)	-15%	(87)	(110)	-21%
	303	285	6%	588	788	-25%
Recoveries of amounts previously written off	(35)	(26)	35%	(61)	(60)	2%
Net specific provisions	268	259	3%	527	728	-28%
Net credit to general provision	43	44	-2%	87	132	-34%
Charge to statement of financial performance	311	303	3%	614	860	-29%

Actual loss experience or net specific provisions for the year to 30 September totalled $527 million, a decrease of $201 million over the 30 September 2002 year.  The reduction was mainly due to the absence of large single name losses in the September 2003 year, compared to the September 2002 full year where 43% of losses were due to two large amounts in the offshore portfolios.  While the Australian and New Zealand portfolio losses remained relatively stable over the year, the international portfolio losses reduced by 52%.  Settlement of the Grindlays credit warranties ($27 million) was included in net specific provisions for the year.

At 30 September 2003, the general provision was at $1,534 million, a surplus of $400 million over the tax effected 0.5% of risk weighted assets guidelines indicated by the Australian Prudential Regulation Authority.

Non-accrual loans

Gross non-accrual loans decreased to $1,007 million from $1,203 million at September 2002 mainly due to a reduction in the International portfolio as a result of a stable level of non-accruals and write-offs.  New non-accruals of $988 million in the September 2003 year represent a reduction of $297 million compared to the September 2002 year where large single names boosted the level of non-accruals.

The Group remains well provided with a specific provision coverage ratio of 48%.  Net non-accruals are $525 million (September 2002: $628 million) and represents 3.8% of shareholders’ equity at September 2003.

Corporate Businesses Risk profile

Lending quality remains strong in our Corporate Businesses.  Moderate reduction in AAA to BBB was largely due to normal fluctuating debt maturities amongst a small number of Institutional customers.  Slippage in our high risk exposures was largely the result of continued pressure on global power companies and the lagged affect of the global economic slowdown on our International portfolio.  Stress in the power industry will continue for some time.  Reducing high risk exposures remains a key focus.

*Grade	Sep 02	Mar 03	Sep 03
B+ to CCC	2.9%	3.1%	3.3%
CCC and lower	1.7%	1.6%	1.5%

Internal credit ratings have been mapped to external credit grades in these tables

The two industry sectors that emerged as problems during the 2002 year were power and telecommunications.  These continue to be closely monitored.

Power industry exposure

At September 2003, committed limits are $7.4 billion

The US power industry continues to experience sectoral stress in the aftermath of market deregulation, which triggered excessive construction and acquisition of generating assets.  As expected, we have experienced some further deterioration in the US power portfolio over the last year, however, to a lesser magnitude than in 2002.  Oversupply in many sectors of the US power market will take some years to stabilise.  In the meantime, we are continuing to manage down our higher risk power exposures.

Telecommunication industry exposure

At September 2003, committed limits are $3.3 billion

As a result of active portfolio management of this sector, credit limits for offshore telecommunications operators fell by 46%.  This fall in offshore exposure and increased Australia and New Zealand investment grade business combined to reduce offshore limits from 57% to 42% of the global portfolio.

Australian and New Zealand Industry Exposure

	As at Sep 03	As at Mar 03	As at Sep 02
Industry
Real estate operators and developers	7.9%	7.6%	7.4%
Manufacturing	5.7%	6.3%	6.7%
Retail Trade	3.9%	4.1%	4.1%
Wholesale Trade	2.6%	2.5%	2.9%
Agriculture	2.9%	2.9%	2.8%
Business Services	2.4%	2.2%	2.5%
Finance - Other	2.5%	2.6%	2.3%
Finance Banks, Building Societies, Authorised Money Markets	2.0%	2.1%	2.3%
Transport & Storage	2.5%	2.6%	2.4%
Accommodation, Clubs, Pubs, Cafes & Restaurants	1.8%	1.9%	2.1%
Utilities	1.4%	1.4%	1.6%
Construction	1.4%	1.4%	1.4%
Health & Community Services	1.1%	1.1%	1.2%
Mining	0.7%	0.9%	1.1%
Cultural & Recreational Services	1.0%	1.1%	1.1%
Personal & Other Services	0.4%	0.4%	0.4%
Forestry & Fishing	0.5%	0.5%	0.4%
Communication Services	0.4%	0.3%	0.4%
Education	0.2%	0.2%	0.2%
Finance - Insurance & Superannuation	0.1%	0.3%	0.2%
Government Administration & Defence	0.2%	0.1%	0.1%
Consumer	58.4%	57.5%	56.4%
Total	100%	100%	100%

	As at Sep 03	As at Mar 03	As at Sep 02	Movt Sep 03 v. Mar 03	Movt Sep 03 v. Sep 02
	$M	$M	$M	%	%
Summary of impaired assets
Non-accrual loans	1,007	1,153	1,203	-13%	-16%
Restructured loans	—	—	1	n/a	-100%
Unproductive facilities	39	55	54	-29%	-28%
Gross impaired assets	1,046	1,208	1,258	-13%	-17%
Less specific provisions:
Non-accrual loans	(482)	(553)	(575)	-13%	-16%
Unproductive facilities	(2)	(5)	(10)	-60%	-80%
Net impaired assets	562	650	673	-14%	-16%

Non-accrual loans
Non-accrual loans	1,007	1,153	1,203	-13%	-16%
Specific provisions	(482)	(553)	(575)	-13%	-16%
Total net non-accrual loans	525	600	628	-13%	-16%

Before specific provisions
Australia	522	527	523	-1%	0%
New Zealand	22	38	37	-42%	-41%
Overseas markets	463	588	643	-21%	-28%
Total non-accrual loans	1,007	1,153	1,203	-13%	-16%

After specific provisions
Australia	256	286	315	-10%	-19%
New Zealand	13	22	17	-41%	-24%
Overseas markets	256	292	296	-12%	-14%
Total net non-accrual loans	525	600	628	-13%	-16%

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%

New and increased non accrual loans
Australia	319	219	46%	538	577	-7%
New Zealand	48	50	-4%	98	97	1%
Overseas markets	212	140	51%	352	611	-42%
Total new non accrual loans	579	409	42%	988	1,285	-23%

Further analysis on non-accrual loans at 30 September 2003 and interest and/or other income received during the period is as follows:

	Gross balance outstanding	Specific provision	Interest and/or other income received
	$M	$M
Non-accrual loans
Without provisions
Australia	20	—	5
New Zealand	5	—	—
Overseas markets	69	—	3
	94	—	8
With provisions and no, or partial performance(1)
Australia	499	264	5
New Zealand	17	9	1
Overseas markets	378	207	8
	894	480	14
With provisions and full performance(1)
Australia	3	2	—
New Zealand	—	—	—
Overseas markets	16	—	1
	19	2	1
Total non-accrual loans	1,007	482	23
Restructured loans	—	—	—
Unproductive facilities	39	2	—
Total	1,046	484	23

(1).               A loan’s performance is assessed against its contractual repayment schedule

Interest and other income forgone on impaired assets

The following table shows the estimated amount of interest and other income forgone, net of interest recoveries, on average impaired assets during the period.

	Half year Sep 03	Half year Mar 03	Full year Sep 03	Full year Sep 02
	$M	$M	$M	$M
Gross interest and other income receivable on non-accrual loans, restructured loans and unproductive facilities
Australia	18	18	36	50
New Zealand	1	1	2	3
Overseas markets	16	15	31	30
Total gross interest and other income receivable on impaired assets	35	34	69	83
Interest and other income received
Australia	(4)	(6)	(10)	(10)
New Zealand	—	(1)	(1)	(3)
Overseas markets	(4)	(8)	(12)	(16)
Total interest income and other income received	(8)	(15)	(23)	(29)
Net interest and other income forgone
Australia	14	12	26	40
New Zealand	1	—	1	—
Overseas markets	12	7	19	14
Total net interest and other income forgone	27	19	46	54

	As at Sep 03	As at Mar 03	As at Sep 02	Movt Sep 03 v. Mar 03	Movt Sep 03 v. Sep 02
	$M	$M	$M	%	%
Restructured loans
Australia	—	—	1	n/a	-100%
New Zealand	—	—	—	n/a	n/a
Overseas markets	—	—	—	n/a	n/a
	—	—	1	n/a	-100%

Other real estate owned (OREO)	—	—	—	n/a	n/a

In the event of customer default, any loan security is held as mortgagee in possession and therefore the Group does not hold any other real estate owned assets.

	As at Sep 03	As at Mar 03	As at Sep 02	Movt Sep 03 v. Mar 03	Movt Sep 03 v. Sep 02
	$M	$M	$M	%	%
Unproductive facilities
Australia	23	27	34	-15%	-32%
Overseas markets	16	28	20	-43%	-20%
Gross unproductive facilities	39	55	54	-29%	-28%
Specific provision
Australia	1	1	4	0%	-75%
Overseas markets	1	4	6	-75%	-83%
Specific provision	2	5	10	-60%	-80%
Net unproductive facilities	37	50	44	-26%	-16%

The following amounts are not classified as impaired assets and therefore are not included within the summary on page 88.

Accruing loans past due 90 days or more

Australia	175	199	176	-12%	-1%
New Zealand	18	23	25	-22%	-28%
Overseas markets	20	21	15	-5%	33%
	213	243	216	-12%	-1%

10. Provisions for doubtful debts

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
General provision
Balance at start of period	1,530	1,496	2%	1,496	1,386	8%
Adjustment for exchange rate fluctuations	(39)	(10)	large	(49)	(22)	large
Charge to statement of financial performance	311	303	3%	614	860	-29%
Transfer to specific provision	(303)	(285)	6%	(588)	(788)	-25%
Recoveries	35	26	35%	61	60	2%
Total general provision	1,534	1,530	0%	1,534	1,496	3%
Specific provision
Balance at start of period	558	585	-5%	585	500	17%
Adjustment for exchange rate fluctuations	(20)	(29)	-31%	(49)	(6)	large
Bad debts written off	(357)	(283)	26%	(640)	(697)	-8%
Transfer from general provision	303	285	6%	588	788	-25%
Total specific provision	484	558	-13%	484	585	-17%
Total provisions for doubtful debts	2,018	2,088	-3%	2,018	2,081	-3%

	As at Sep 03	As at Mar 03	As at Sep 02	Movt Sep 03 v. Mar 03	Movt Sep 03 v. Sep 02
	$M	$M	$M	%	%
Specific provision balance
Australia	267	242	211	10%	26%
New Zealand	9	16	20	-44%	-55%
Domestic Markets	276	258	231	7%	19%
Overseas markets	208	300	354	-31%	-41%
Total specific provision	484	558	585	-13%	-17%
General provision	1,534	1,530	1,496	0%	3%
Total provisions for doubtful debts	2,018	2,088	2,081	-3%	-3%

11. Capital adequacy

	As at Sep 03	As at Mar 03	As at Sep 02	Movt Sep 03 v. Mar 03	Movt Sep 03 v. Sep 02
	$M	$M	$M	%	%
Qualifying capital
Tier 1
Total shareholders’ equity and outside equity interests	13,787	12,485	11,465	10%	20%
Less: Asset revaluation reserve	(31)	(31)	(31)	-0%	0%
Dividend	(777)	(666)	—	17%	n/a
Accumulated retained profits and reserves of insurance, funds management and securitisation entities	(168)	(99)	(48)	70%	large
Unamortised goodwill and other intangibles(4)	(1,044)	(151)	(158)	large	large
Investment in ANZ Lenders Mortgage Insurance	(27)	(27)	(27)	0%	0%
Tier 1 capital	11,740	11,511	11,201	2%	5%
Tier 2
Asset revaluation reserve	31	31	31	—	0%
Perpetual subordinated notes	442	497	1,027	-11%	-57%
General provision for doubtful debts(1)	1,029	1,033	1,007	0%	2%
	1,502	1,561	2,065	-4%	-27%
Subordinated notes(2)	4,563	3,482	1,872	31%	large
Tier 2 capital	6,065	5,043	3,937	20%	54%
Deductions
Investment in Funds Management and securitisation entities	56	57	45	-2%	24%
Investment in joint venture with ING(4)	708	1,591	1,591	-55%	-55%
Other	156	136	67	15%	large
Total deductions	920	1,784	1,703	-48%	-46%
Total qualifying capital	16,885	14,770	13,435	14%	26%
Adjusted common equity
Tier 1 capital	11,740	11,511	11,201	2%	5%
Less: Preference share capital(3)	2,141	1,284	1,425	67%	50%
Deductions	920	1,784	1,703	-48%	-46%
Adjusted common equity	8,679	8,443	8,073	3%	8%
Ratios (%)
Tier 1	7.7%	7.7%	7.9%	0%	-3%
Tier 2	4.0%	3.4%	2.8%	18%	43%
	11.7%	11.1%	10.7%	5%	9%
Less: Deductions	(0.6)%	(1.2)%	(1.2)%	-50%	-50%
Total	11.1%	9.9%	9.5%	12%	17%
Adjusted common equity	5.7%	5.7%	5.7%	0%	0%
Risk weighted assets	152,164	148,603	141,390	2%	8%

(1).               Excluding attributable future income tax benefit

(2).               For capital adequacy calculation purposes, subordinated note issues are reduced each year by 20% of the original amount during the last five years to maturity

(3).         At current exchange rates, excluding issue costs

(4).         From 1 July 2003 the intangible component of investments is deducted from Tier 1 Capital, prior to this the deduction was from total capital

12. Share capital and options

Issued and quoted securities

	Number quoted	Issue price per share		Amount paid up per share
Ordinary shares
As at 30 September 2003	1,521,686,560
Issued during year	17,800,478
Preference shares
Total at 30 September 2003
TrUEPrs	124,032,000	US$	6.25	US$	6.25
StEPs	10,000,000		$100.00		$100.00

Issued during year	10,000,000	$100.00			$100.00

ANZ Stapled Exchangeable Preference Shares (ANZ StEPS)

On 23 September 2003, the Group issued 10 million ANZ StEPS at $100 each raising $1 billion ($987 million net of issue costs).  ANZ StEPS comprise 2 fully paid securities - an interest paying unsecured note issued by ANZ Holdings (New Zealand) Limited, (a wholly owned subsidiary) stapled to a fully paid preference share issued by the company.

ANZ TrUEPrs

The Group plans, subject to APRA approval, to call its TrUEPrs preference shares.  This will release deferred income of $76 million after tax that arose from the close out of the TrUEPrs interest rate swap.

	Half year Sep 03	Half year Mar 03	Full year Sep 03	Full year Sep 02
	$M	$M	$M	$M

Net profit as a % of shareholders’ equity including preference shares at end of period	17.5%	18.3%	17.1%	20.3%

Options	Number issued	Exercise price	Expiry date
On issue	409	$0.00	24/10/2003
	15,000	$10.34	10/12/2003
	22,000	$11.44	24/03/2004
	4,705	$0.00	24/04/2004
	440,000	$11.20	01/06/2004
	750,000	$14.78	31/12/2004
	500,000	$17.20	31/12/2005
	442,000	$10.11	22/02/2007
	350,000	$10.20	07/03/2007
	271,250	$11.81	23/05/2007
	57,500	$12.75	25/09/2007
	2,043,258	$14.34	21/11/2007
	1,000,000	$17.41	31/12/2007
	500,000	$17.52	31/12/2007
	2,393,500	$14.63	07/02/2008
	4,063,825	$14.92	20/02/2008
	75,000	$15.47	26/02/2008
	3,206,315	$13.70	24/04/2008
	176,900	$13.70	06/05/2008
	414,250	$15.33	31/05/2008
	76,000	$16.49	20/08/2008
	75,750	$16.81	26/08/2008
	50,000	$17.05	23/10/2008
	3,972,125	$17.05	24/10/2008
	20,000	$18.21	25/02/2009
	4,484,042	$18.75	24/04/2009
	145,000	$19.27	13/05/2009
	286,470	$19.27	27/06/2009
	17,000	$17.90	21/07/2009
	4,849,463	$18.06	22/10/2009
	40,000	$18.28	19/11/2009
	5,030,122	$18.32	19/05/2010
	10,000	$18.84	08/06/2010

Options	Number issued	Exercise price	Expiry date
Issued during current year	1,000,000	$17.41	31/12/2007
	4,984,824	$18.06	22/10/2009
	40,000	$18.28	19/11/2009
	5,081,588	$18.32	19/05/2010
	10,000	$18.84	08/06/2010

Options	Number issued	Exercise price	Expiry date

Exercised during current year	2,565	$11.45	22/01/2003
	325,000	$9.51	23/02/2003
	71,833	$0.00	24/10/2003
	250,000	$8.97	27/10/2003
	180,000	$10.34	10/12/2003
	10,000	$10.41	27/01/2004
	60,000	$11.44	24/03/2004
	19,158	$0.00	24/04/2004
	1,410,000	$11.20	01/06/2004
	2,500	$11.26	06/06/2004
	150,000	$11.30	11/07/2004
	900,000	$9.94	26/10/2004
	750,000	$11.49	31/12/2004
	100,000	$10.63	30/01/2005
	578,000	$10.11	22/02/2007
	166,250	$11.81	23/05/2007
	200,000	$12.23	06/06/2007
	12,500	$12.75	25/09/2007
	289,000	$14.34	21/11/2007
	152,650	$14.63	07/02/2008
	283,950	$14.92	20/02/2008
	50,000	$15.66	06/03/2008
	211,812	$13.70	24/04/2008
	12,850	$13.70	06/05/2008
	27,750	$15.33	31/05/2008
	3,750	$16.81	26/08/2008
	198,975	$17.05	24/10/2008
	6,767	$18.75	24/04/2009
	601	$18.06	22/10/2009

Options	Number issued	Exercise price	Expiry date

Lapsed and surrendered during current year	235	$0.00	24/04/2004
	2,500	$11.20	01/06/2004
	30,000	$10.11	22/02/2007
	10,000	$11.81	23/05/2007
	5,000	$12.75	25/09/2007
	41,000	$14.34	21/11/2007
	130,600	$14.63	07/02/2008
	162,250	$14.92	20/02/2008
	187,000	$13.70	24/04/2008
	5,050	$13.70	06/05/2008
	11,500	$15.33	31/05/2008
	4,500	$16.81	26/08/2008
	228,525	$17.05	24/10/2008
	331,371	$18.75	24/04/2009
	11,500	$19.27	27/06/2009
	134,760	$18.06	22/10/2009
	51,466	$18.32	19/05/2010

13. Average Balance Sheet and related interest

Averages used in the following tables are predominantly daily averages.  Interest income figures are presented on a tax-equivalent basis.  Non-accrual loans are included under the interest earning asset category, “loans, advances and bills discounted”.  Intragroup interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

Full year Average Balance Sheet

	Full year Sep 03			Full year Sep 02
	Ave bal	Int	Rate	Ave bal	Int	Rate
	$M	$M	%	$M	$M	%

Interest earning assets
Due from other financial institutions
Australia	432	21	4.9%	653	26	4.0%
New Zealand	582	23	4.0%	570	26	4.6%
Overseas markets	2,046	48	2.3%	2,404	69	2.9%
Investments in public securities
Australia	6,390	301	4.7%	5,384	259	4.8%
New Zealand	1,642	73	4.4%	1,253	55	4.4%
Overseas markets	1,870	78	4.2%	1,550	82	5.3%
Loans, advances and bills discounted
Australia	110,260	7,263	6.6%	95,846	6,273	6.5%
New Zealand	20,365	1,577	7.7%	18,129	1,363	7.5%
Overseas markets	12,213	503	4.1%	14,195	627	4.4%
Other assets
Australia	1,606	105	6.5%	1,463	17	1.2%
New Zealand	1,353	106	7.8%	1,349	83	6.2%
Overseas markets	3,395	140	4.1%	3,124	179	5.7%
Intragroup assets
Overseas markets	9,858	200	2.0%	9,525	211	2.2%
	172,012	10,438		155,445	9,270
Intragroup elimination	(9,858)	(200)		(9,525)	(211)
	162,154	10,238	6.3%	145,920	9,059	6.2%

Non-interest earning assets
Acceptances
Australia	13,492			14,556
Overseas markets	88			152
Premises and equipment	1,436			1,349
Other assets	15,781			18,189
Provisions for doubtful debts	—
Australia	(1,838)			(1,805)
New Zealand	(211)			(176)
Overseas markets	(75)			(58)
	28,673			32,207
Total assets	190,827			178,127

	Full year Sep 03			Full year Sep 02
	Ave bal	Int	Rate	Ave bal	Int	Rate
	$M	$M	%	$M	$ M	%

Interest bearing liabilities
Time deposits
Australia	25,171	1,165	4.6%	20,741	937	4.5%
New Zealand	10,666	570	5.3%	8,894	456	5.1%
Overseas markets	14,738	336	2.3%	15,113	417	2.8%
Savings deposits
Australia	11,959	279	2.3%	10,964	245	2.2%
New Zealand	3,285	79	2.4%	3,113	76	2.4%
Overseas markets	405	3	0.7%	449	7	1.6%
Other demand deposits
Australia	26,718	963	3.6%	23,397	792	3.4%
New Zealand	2,108	98	4.6%	1,903	78	4.1%
Overseas markets	642	9	1.4%	704	11	1.6%
Due to other financial institutions
Australia	957	49	5.1%	942	49	5.2%
New Zealand	631	23	3.6%	514	17	3.3%
Overseas markets	6,446	111	1.7%	7,399	180	2.4%
Commercial paper
Australia	5,216	252	4.8%	3,888	178	4.6%
Overseas markets	4,740	58	1.2%	3,641	73	2.0%
Borrowing corporations’ debt
Australia	6,626	353	5.3%	6,097	316	5.2%
New Zealand	1,824	108	5.9%	1,472	88	6.0%
Loan capital, bonds and notes
Australia	19,783	1,011	5.1%	15,639	756	4.8%
New Zealand	521	37	7.1%	441	30	6.8%
Overseas markets	184	4	2.2%	540	15	2.8%
Other liabilities(1)
Australia	2,714	276	n/a	1,463	165	n/a
New Zealand	96	97	n/a	117	98	n/a
Overseas markets	33	23	n/a	37	33	n/a
Intragroup liabilities
Australia	7,926	134	1.7%	6,778	128	1.9%
New Zealand	1,932	66	3.4%	2,747	83	3.0%
	155,321	6,104		136,993	5,228
Intragroup elimination	(9,858)	(200)		(9,525)	(211)
	145,463	5,904	4.1%	127,468	5,017	3.9%

Non-interest bearing liabilities
Deposits
Australia	3,656			3,925
New Zealand	1,159			873
Overseas markets	683			597
Acceptances
Australia	13,492			14,556
Overseas markets	88			152
Other liabilities	14,113			19,634
	33,191			39,737
Total liabilities	178,654			167,205

(1).                            Includes foreign exchange swap costs

	Half year Sep 03	Half year Mar 03	Full year Sep 03	Full year Sep 02
	$M	$M	$M	$M

Total average assets
Australia	147,102	137,678	142,491	130,515
New Zealand	25,338	25,327	25,333	22,607
Overseas markets	32,368	33,360	32,861	34,530
less intragroup elimination	(10,710)	(9,002)	(9,858)	(9,525)
	194,098	187,363	190,827	178,127
% of total average assets attributable to overseas activities	24.2%	26.5%	25.3%	26.7%
Total average liabilities
Australia	138,899	129,825	134,462	123,341
New Zealand	24,006	24,136	24,071	21,507
Overseas markets	29,543	30,418	29,979	31,882
less intragroup elimination	(10,710)	(9,002)	(9,858)	(9,525)
	181,738	175,377	178,654	167,205
Total average shareholders’ equity
Ordinary share capital	11,096	10,761	10,929	9,507
Preference share capital	1,264	1,225	1,244	1,415
	12,360	11,986	12,173	10,922
Total average liabilities and shareholders’ equity	194,098	187,363	190,827	178,127
% of total average liabilities attributable to overseas activities	28.4%	30.0%	29.2%	30.3%

Average interest earning assets
Australia	122,773	114,581	118,688	103,346
New Zealand	24,026	23,857	23,942	21,301
Overseas markets	29,052	29,716	29,382	30,798
less intragroup elimination	(10,710)	(9,002)	(9,858)	(9,525)
	165,141	159,152	162,154	145,920

14. Interest spreads and net interest average margins

Intragroup interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

	Half year Sep 03	Half year Mar 03	Full year Sep 03	Full year Sep 02
	%	%	%	%

Gross earnings rate(1)
Australia	6.46	6.50	6.48	6.36
New Zealand	7.40	7.45	7.43	7.17
Overseas markets	3.09	3.50	3.30	3.79
Total Group	6.30	6.33	6.31	6.21

Interest spread and net interest average margin may be analysed as follows:

Australia
Gross interest spread	2.26	2.38	2.31	2.44
Interest forgone on impaired assets	(0.02)	(0.02)	(0.02)	(0.04)
Net interest spread	2.24	2.36	2.29	2.40
Interest attributable to net non-interest bearing items	0.40	0.41	0.41	0.51
Net interest average margin - Australia	2.64	2.77	2.70	2.91

New Zealand
Gross interest spread	2.33	2.28	2.30	2.34
Interest forgone on impaired assets	—	—	—	—
Net interest spread	2.33	2.28	2.30	2.34
Interest attributable to net non-interest bearing items	0.66	0.56	0.62	0.48
Net interest average margin - New Zealand	2.99	2.84	2.92	2.82

Overseas markets
Gross interest spread	1.37	1.35	1.37	1.20
Interest forgone on impaired assets	(0.09)	(0.04)	(0.07)	(0.05)
Net interest spread	1.28	1.31	1.30	1.15
Interest attributable to net non-interest bearing items	0.09	0.22	0.15	0.25
Net interest average margin - Overseas markets	1.37	1.53	1.45	1.40

Group
Gross interest spread	2.27	2.29	2.28	2.31
Interest forgone on impaired assets	(0.03)	(0.02)	(0.03)	(0.04)
Net interest spread	2.24	2.27	2.25	2.27
Interest attributable to net non-interest bearing items	0.40	0.44	0.42	0.50
Net interest average margin	2.64	2.71	2.67	2.77

(1).         Average interest rate received on interest earning assets

15. Segment analysis

The following analysis shows segment revenue, total assets and result for each business segment(1).

Industry

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%
Income(1)
Personal Banking Australia	1,367	1,113	23%	2,480	2,116	17%
Institutional Financial Services	2,053	1,917	7%	3,970	3,800	4%
Corporate	558	533	5%	1,091	962	13%
New Zealand Banking	496	516	-4%	1,012	888	14%
Mortgages	2,327	2,160	8%	4,487	3,760	19%
Consumer Finance	564	487	16%	1,051	993	6%
Asset Finance	551	540	2%	1,091	1,037	5%
ING Australia	24	23	4%	47	167	-72%
Asia Pacific	212	226	-6%	438	392	12%
Treasury	608	731	-17%	1,339	1,137	18%
Group Centre	91	172	-47%	263	221	19%
Income from disposal of investments	—	—	n/a	—	174	-100%
Intragroup Eliminations	(2,192)	(2,054)	7%	(4,246)	(3,640)	17%
	6,659	6,364	5%	13,023	12,007	8%
Net profit after income tax(2)
Personal Banking Australia	196	188	4%	384	360	7%
Institutional Financial Services	388	384	1%	772	715	8%
Corporate	139	131	6%	270	242	12%
New Zealand Banking	67	74	-9%	141	131	8%
Mortgages	138	132	5%	270	247	9%
Consumer Finance	96	48	100%	144	150	-4%
Asset Finance	66	61	8%	127	103	23%
ING Australia	21	17	24%	38	43	-12%
Asia Pacific	64	67	-4%	131	98	34%
Treasury	46	49	-6%	95	125	-24%
Group Centre	(14)	(10)	40%	(24)	(46)	-48%
Net profit (excl significant transactions(3))	1,207	1,141	6%	2,348	2,168	8%
Significant transactions(3)	—	—	n/a	—	154	-100%
	1,207	1,141	6%	2,348	2,322	1%
Total assets
Personal Banking Australia	6,696	6,231	7%	6,696	5,832	15%
Institutional Financial Services	56,529	59,413	-5%	56,529	59,155	-4%
Corporate	16,085	14,885	8%	16,085	13,538	19%
New Zealand Banking	4,225	4,311	-2%	4,225	3,797	11%
Mortgages	77,586	70,981	9%	77,586	64,826	20%
Consumer Finance	6,135	5,930	3%	6,135	5,551	11%
Asset Finance	13,460	13,069	3%	13,460	12,410	8%
ING Australia	1,736	1,696	2%	1,736	1,638	6%
Asia Pacific	1,949	1,980	-2%	1,949	1,932	1%
Treasury	9,085	9,827	-8%	9,085	11,692	-22%
Group Centre	2,105	2,195	-4%	2,105	2,734	-23%
	195,591	190,518	3%	195,591	183,105	7%

(1).         Refer definitions on page 112

(2).         Equity standardised including intersegment income

(3).         Refer footnote 1 on page 1 for an explanation of the usefulness of adjusting profit to remove the impact of significant transactions.  For a reconciliation to net profit, see page 2

Further information on business segments and Group Centre is shown on pages 13 to 48 of the Consolidated Results and Dividend Announcement.

Reconciliation of Cost to Income

Management believes that excluding goodwill amortisation from operating expenses in the operating expense to operating income ratio provides a better indication of the operating efficiency of the Group.

The amount of goodwill amortisation excluded from the calculation, and the reduction in the operating expense to operating income ratio as a result of excluding goodwill amortisation is shown in the tables below.

Goodwill Amortisation excluded from operating expense to operating income ratio

	Half year Sep 03	Half year Mar 03	Full year Sep 03	Full year Sep 02
	$M	$M	$M	$M

Business segment
Mortgages	4	4	8	7
Consumer Finance	2	2	4	7
Asset Finance	1	1	2	3
Asia Pacific	2	2	4	3
Group Total	9	9	18	20

Geographic segment
Australia	4	4	8	8
New Zealand	3	3	6	9
Asia	1	1	2	1
Pacific	1	1	2	2
Group Total	9	9	18	20

Reduction in operating expenses to operating income ratio as a result of excluding Goodwill amortisation

	Half year Sep 03	Half year Mar 03	Full year Sep 03	Full year Sep 02
	%	%	%	%
Business segment
Mortgages	1.3	1.4	1.1	1.3
Consumer Finance	0.5	0.6	0.7	1.0
Asset Finance	0.4	0.4	0.4	0.5
Asia Pacific	0.7	1.3	1.0	1.1
Group Total	0.2	0.3	0.2	0.3

Geographic segment
Australia	0.2	0.1	0.2	0.2
New Zealand	0.5	0.6	0.6	0.9
Asia	0.8	0.7	0.4	0.4
Pacific	1.0	0.9	0.9	1.1
Group Total	0.2	0.3	0.2	0.3

The results of INGA also include $44 million notional goodwill amortisation in the derivation of the equity accounted income amount.  This notional goodwill has not been excluded from income in calculating the ratio of operating expenses to operating income.

16. Derivative financial instruments

Derivatives

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices.  They include swaps, forward rate agreements, futures, options and combinations of these instruments.  The use of derivatives and their sale to customers as risk management products is an integral part of the Group’s trading activities.  Derivatives are also used to manage the Group’s own exposure to fluctuations in exchange and interest rates as part of its asset and liability management activities.  Derivatives are subject to the same types of credit and market risk as other financial instruments, and the Group manages these risks in a consistent manner.

The following table provides an overview of the Group’s exchange rate and interest rate derivatives.  It includes all contracts, both trading and other than trading.

	30 September 2003			30 September 2002
	Notional Principal Amount	Credit Equivalent Amount	Fair Value	Notional Principal Amount	Credit Equivalent Amount	Fair Value
	$M	$M	$M	$M	$M	$M
Foreign exchange and commodities contracts
Spot and forward contracts	144,687	3,717	(683)	140,867	3,390	815
Swap agreements	42,528	3,124	(121)	23,834	1,807	(13)
Futures contracts(1)	353	n/a	—	337	n/a	—
Options purchased	10,971	433	395	8,779	435	272
Options sold(2)	15,889	n/a	(451)	11,741	n/a	(216)
Other contracts	3,818	408	112	3,046	623	456
	218,246	7,682	(748)	188,604	6,255	1,314

Interest rate agreements
Forward rate agreements	47,617	10	11	35,890	18	5
Swap agreements	236,083	3,232	487	212,765	3,491	634
Futures contracts(1)	13,458	n/a	3	26,934	n/a	(4)
Options purchased	11,961	117	61	16,118	127	88
Options sold(2)	13,987	n/a	(23)	9,244	n/a	(65)
	323,106	3,359	539	300,951	3,636	658

Credit contracts
Credit default swaps(3)	8,520	2,836	73	5,722	3,277	(13)

	549,872	13,877	(136)	495,277	13,168	1,959

(1).         Credit equivalent amounts have not been included as there is minimal credit risk associated with the exchange traded futures, where the clearing house is the counterparty

(2).         Options sold have no credit exposures as they represent obligations rather than assets

(3).         Credit default swaps include structured transactions that expose the Group to the performance of certain assets.  The total investment of the Group in these transactions is USD 750 million

Notional principal amount is the face value of the contract and represents the volume of outstanding transactions.  Credit equivalent amount is calculated in accordance with the APRA capital adequacy guidelines and combines the aggregate value of all contracts in a positive market position plus an allowance for the potential increase in value over the remaining term of the transaction.  Fair value is the net position of contracts with positive market values and negative market values.

Market Risk

Market risk is the risk to earnings arising from changes in interest rates, currency exchange rates, or from fluctuations in bond, commodity or equity prices.

The Value at Risk (VaR) measure

A key measure of market risk is Value at Risk (“VaR”).  VaR is a statistical estimate of the likely daily loss, which is based on historical market movements.  The confidence level is such that there is 97.5% probability that the loss will not exceed the Value at Risk estimate on any given day.

The Bank’s standard VaR approach is historical simulation.  The bank calculates VaR using historical changes in market rates and prices over the previous 500 business days.

It should be noted that because VaR is driven by actual historical observations, the methodology is not an estimate of the maximum loss that the Bank could experience from an extreme market event.

Trading activities are focused on customer trading, distribution and underwriting of a range of securities and derivative instruments.  The principal activities include foreign exchange, interest rate and capital markets.  These activities are well diversified and managed on a global product basis.

Below are aggregate VaR exposures covering both physical and derivatives trading positions for the Bank’s principal trading centres.

	As at Sep 03	High for period Sep 03	Low for period Sep 03	Ave for period Sep 03	As at Sep 02	High for period Sep 02	Low for period Sep 02	Ave for period Sep 02
	$M	$M	$M	$M	$M	$M	$M	$M
Value at risk at 97.5% confidence
Foreign exchange	1.4	2.0	0.3	0.8	1.1	2.3	0.5	1.1
Interest rate	1.1	2.1	0.5	1.0	1.0	3.4	0.7	1.5
Diversification benefit	(0.8)	(1.5)	(0.1)	(0.5)	(0.6)	(1.8)	(0.2)	(0.5)
Total VaR	1.7	2.6	0.7	1.3	1.5	3.9	1.0	2.1

Hedging

In addition to customer and trading activities, the Group uses, inter alia, derivatives to manage the risk associated with its balance sheet and future revenue streams.  During the year NZD 1.6 billion hedges of NZD revenue were put in place to lock in historically high NZD exchange rates.  Hedge contracts outstanding at 30 September 2003 totalled $1.3 billion

The table below shows the notional principal amount, credit equivalent amount and fair value of derivatives held by the Group, split between those entered into for customer-related and trading purposes and those entered into for other than trading purposes.

	30 September 2003			30 September 2002
External	Notional Principal Amount	Credit Equivalent Amount	Fair Value	Notional Principal Amount	Credit Equivalent Amount	Fair Value
	$M	$M	$M	$M	$M	$M
Foreign exchange and commodities contracts
Customer-related and trading purposes	179,609	5,795	1,019	161,290	3,689	(26)
Balance sheet hedging purposes	37,360	1,874	(1,857)	26,926	2,562	1,361
Revenue related hedging	1,277	13	90	388	4	(21)
	218,246	7,682	(748)	188,604	6,255	1,314
Interest rate contracts
Customer-related and trading purposes	268,930	2,931	365	257,947	2,992	320
Balance sheet hedging purposes	54,176	428	174	43,004	644	338
	323,106	3,359	539	300,951	3,636	658
Credit derivatives
Customer-related and trading purposes	5,298	427	(1)	1,718	189	2
Balance sheet hedging purposes	3,222	2,409	74	4,004	3,088	(15)
	8,520	2,836	73	5,722	3,277	(13)
Total	549,872	13,877	(136)	495,277	13,168	1,959

17. Contingent liabilities and contingent assets

General

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified.  Appropriate legal advice has been obtained and, in the light of such advice, provisions as deemed necessary have been made.

Sale of Grindlays businesses

As part of the sale on 31 July 2000 of ANZ Grindlays Bank Limited and the private banking business of ANZ in the United Kingdom and Jersey, together with ANZ Grindlays (Jersey) Holdings Limited and its subsidiaries (the Grindlays businesses), to Standard Chartered Bank (SCB), ANZ provided warranties relating to those businesses.  Where it is anticipated that payments are likely under these warranties, provisions have been made to cover the anticipated liability.

In addition, ANZ provided SCB and/or Grindlays with certain indemnities.  Those indemnities under which ANZ remain exposed as at 30 September 2003 are:

•                       an indemnity relating to liabilities Grindlays may incur as a result of certain claims made against Grindlays and its officers in India (the Indian Indemnity).  Details of this indemnity are set out below; and

•                       an indemnity relating to tax liabilities of Grindlays (and its subsidiaries) and the Jersey Sub-Group to the extent to which such liabilities have not been provided for in the Grindlays accounts as at 31 July 2000.

Claims have been made under the above indemnities and also in relation to certain warranties made by ANZ at the time of sale.  At present the Group is confident that they will have no material impact on the Group.

The Indian Indemnity requires ANZ to pay SCB for losses that Grindlays incurs as a result of certain claims that have been or may be made against Grindlays and its officers in India.  Under the terms of the Indian Indemnity, ANZ will have control of matters for which it is potentially liable.  No settlement offer can be made or paid by Grindlays without the prior agreement of ANZ.  ANZ will continue to manage these matters in the best interests of the shareholders taking into account its legal obligations.

ANZ remains liable for certain claims under the Indian Indemnity, including in relation to the following two matters that are the subject of current proceedings involving Grindlays or its officers:

•                       In 1991, certain amounts were transferred from non-convertible Indian Rupee accounts maintained with Grindlays in India.  In making these transactions it would appear that the provisions of the Foreign Exchange Regulation Act 1973 were inadvertently not complied with.  Grindlays on its own initiative, brought these transactions to the attention of the Reserve Bank of India.  The Indian authorities have served notices on Grindlays and certain of its officers in India that could lead to possible penalties.  Grindlays has commenced proceedings in the courts contesting the validity of these notices.

•                       In June 2003, Grindlays was successful in its appeal against orders to repay, with interest, two payments it received from a stockbroker in 1991 in connection with securities transactions.  These orders, had directed repayment of Indian Rupees 24 million (AUD 0.8 million at 30 September 2003 rates), plus interest accruing at 24% since 1991.  Grindlays is awaiting the outcome of proceedings in relation to a further twelve payments received by it in 1991 in similar circumstances totalling Indian Rupees 277 million (AUD 8.9 million at 30 September 2003 rates).

Contingent tax liability

ANZ in Australia is being audited by the Australian Taxation Office (ATO) as part of normal ATO procedures.  The Group has received various assessments that are being disputed and is likely to receive further assessments.

There are several major issues that the ATO is considering, including:

•                       Lease assignments in 1991 and 1992.  Tax assessments have been received and are being contested in the Federal Court.  Profit after tax of approximately $50 million was earned from these transactions.

•                       Sale of Grindlays in 2000.  At ANZ’s request the ATO is reviewing the taxation treatment of this transaction.  ANZ’s profit after tax from this transaction was $404 million.

Based on external advice, ANZ has assessed the likely progress of these issues, and believes that it holds appropriate provisions.

During the years 1996 - 2002 ANZ was involved in securities lending, equity swaps, and other similar kinds of transactions in the normal course of its business of banking.  The ATO had been reviewing these transactions for some time.  On 21 February 2003, a settlement was reached between the ATO and ANZ which involved the payment of $262 million to the ATO.  The amount was met from ANZ’s existing tax provisions.

The ANZ Group in New Zealand is being audited by local revenue authorities as part of normal revenue authority procedures.  No tax assessments have been issued.

Interbank Deposit Agreement

ANZ has entered into an Interbank Deposit Agreement with the major banks in the payments system.  This agreement is a payment system support facility certified by the Australian Prudential Regulation Authority, where the terms are such that if any bank is experiencing liquidity problems, the other participants are required to deposit equal amounts of up to $2 billion for a period of 30 days.  At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

Clearing and Settlement Obligations

The Company has a commitment to participate in a loss sharing arrangement, in the event of a failure to settle by a member institution, in the Continuous Linked Settlement System.  This commitment is detailed in our Settlement Member Agreement with CLS Bank International and CLS Group Holdings AG.

Contingent Asset matters

On 14 October 2003 ANZ issued proceedings in the Victorian Supreme Court against its captive insurance company ANZcover Insurance Pty Ltd regarding its $130 million insurance claim consequent upon settlement of its former subsidiary ANZ Grindlays Bank Limited’s 1992 dispute with India’s National Housing Bank (NHB).  ANZcover is an authorised general insurer restricted to insuring the interests of ANZ and its subsidiaries.  ANZcover in turn purchases reinsurance from global reinsurers, primarily in the London reinsurance market.  ANZcover has no retained exposure to the NHB claim, which is fully reinsured.

The January 2002 settlement of the NHB litigation saw Grindlays recover Rupees 6.2 billion (AUD 248 million at 19 January 2002 rates) of the disputed monies that Grindlays Bank had lodged with the Court, which by that time totalled Rupees 16.45 billion (AUD 661 million at 19 January 2002 rates), including interest, with NHB receiving the balance.  ANZ in turn received a payment of USD 124 million from SCB under the terms of the Indian Indemnity.  The claim of $130 million is for the balance of the limit of indemnity under ANZcover’s reinsurance arrangements for the 1991-92 policy year.

18. Note to the Statement of Cash Flows

	Half year Sep 03 Inflows (Outflows)	Half year Mar 03 Inflows (Outflows)	Full year Sep 03 Inflows (Outflows)	Full year Sep 02 Inflows (Outflows)
	$M	$M	$M	$M

Reconciliation of profit after income tax to net cash provided by operating activities
Profit after income tax	1,207	1,141	2,348	2,322
Adjustments to reconcile to net cash provided by operating activities
Provision for doubtful debts	311	303	614	860
Depreciation and amortisation	137	128	265	226
Profit on sale of busiensses to joint venture	—	—	—	(170)
Recovery from NHB litigation	—	—	—	(248)
Provision for restructuring and other provisions	113	106	219	248
Payments from provisions	(108)	(241)	(349)	(436)
Provision for surplus lease space	(12)	1	(11)	1
(Profit) loss on property disposals	5	—	5	(5)
Decrease (increase) in interest receivable	(133)	(56)	(189)	328
(Decrease) increase in interest payable	71	109	180	(348)
(Increase) decrease in trading securities	974	695	1,669	(1,030)
(Increase) decrease in net tax assets	92	(478)	(386)	46
Other	(60)	52	(8)	(63)
Net cash provided by operating activities	2,597	1,760	4,357	1,731
Reconciliation of cash and cash equivalents
Cash at the end of the period as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows
Liquid assets - less than 3 months	5,508	4,863	5,508	4,821
Due from other financial institutions - less than 3 months	1,807	2,710	1,807	3,104
	7,315	7,573	7,315	7,925
Non-cash financing and investment activities
Share capital issues
Dividend reinvestment plan	57	58	115	94

19. Changes in composition of the Group

Acquisition of controlled entities

There were no material controlled entities acquired during the year to 30 September 2003.

Disposal of controlled entities

On 1 May 2002, the controlled entities ANZ Life Assurance Company Limited, ANZ Managed Investments Limited and ANZ General Insurance Pty Limited were sold.  The profit before tax on disposal was $174 million ($170 million after tax).  The after-tax contribution prior to disposal was $15 million in the September 2002 half year and $25 million in the March 2002 half year.

20. Associates, joint venture entities and investments

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$ M	$ M	%	$ M	$ M	%

Aggregate associates and joint venture entities
Operating profit (loss)	64	42	52%	106	31	large
Income tax (expense) benefit	—	—	n/a	—	—	n/a
Profit (loss) after income tax	64	42	52%	106	31	large

Material contributions to profit

	Contribution to Group pre-tax profit				Ownership interest held by Group

	Half year Sep 03	Half year Mar 03	Full year Sep 03	Full year Sep 02	As at Sep 03	As at Mar 03	As at Sep 02
	$M	$M	$M	$M	%	%	%
Associates
PT Panin Indonesia Bank(1)	26	29	55	30	11	11	11
E*Trade(2)	—	(6)	(6)	5	35	35	35

Joint Ventures
ING Australia Limited	36	19	55	2	49	49	49

(1).         In addition the Group holds options over a further 18 of PT Panin %

(2).         The value of the investment in E*Trade was written down by $6 million

21. US GAAP reconciliation

The consolidated financial statements of the Group are prepared in accordance with Generally Accepted Accounting Principles applicable in Australia (Australian GAAP) which differ in some respects from Generally Accepted Accounting Principles in the United States (US GAAP).

The following are reconciliations of the profit from ordinary activities after income tax, equity and total assets, applying US GAAP instead of Australian GAAP.

	Half year Sep 03	Half year Mar 03	Movt Sep 03 v. Mar 03	Full year Sep 03	Full year Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M
Operating profit after income tax according to Australian GAAP	1,207	1,141	6%	2,348	2,322	1%
Items having the effect of increasing(decreasing) reported income:
Employee share issue and options	—	(21)	100%	(21)	(40)	48%
Depreciation charged on the difference between revaluation amount and historical cost of buildings	1	1	0%	2	2	0%
Difference in gain or loss on disposal of properties revalued under historical cost	1	1	0%	2	5	-60%
Deferred profit on sale and leaseback transactions	(4)	—	-100%	(4)	(9)	56%
Amortisation of sale and leaseback gain over lease term	13	12	8%	25	25	0%
Amortisation of goodwill	31	31	0%	62	(6)	large
Pension expense adjustment	(3)	5	large	2	18	-89%
Adjustment of gain and non-capitalised costs recognised on entering joint venture(1)	—	—	0%	—	(205)	100%
Mark to market of non compliant derivative hedges (under SFAS 133)	(75)	28	large	(47)	(17)	large
Interest accrual on reclassified preference shares	(1)	—	-100%	(1)	—	-100%
Taxation on the above adjustments	23	(11)	large	12	2	large
Net income according to US GAAP	1,193	1,187	0%	2,380	2,097	14%
Other comprehensive income
Currency translation adjustments, net of hedges after tax. Tax is:
(HY Sep 2003:-$132; HY Mar 2003:-$21m; FY Sep 2003:-$153m; FY Sep 2002:-$42m)	(307)	(49)	large	(356)	(98)	large
Unrealised profit(loss) on available for sale securities net of tax. Tax is:
(HY Sep 2003:-$2; HY Mar 2003:$2m; FY Sep 2003:-$1m; FY Sep 2002:$1m)	(6)	4	large	(2)	3	large
Mark to market of cash flow hedges net of tax. Tax is: (HY Sep 2003:$18;
HY Mar 2003:$15m; FY Sep 2003:$33m; FY Sep 2002:$26m)	42	34	24%	76	60	27%
Pension plan deficit net of tax. Tax is: (HY Sep 2003:-$42; FY Sep 2003:-$42)	(99)	—	-100%	(99)	—	-100%
Total comprehensive income according to US GAAP	823	1,176	—30%	1,999	2,062	-3%

(1).         Australian GAAP required INGA transaction to be accounted for at fair value. US GAAP requires the use of historical cost for this specific transaction

	As at Sep 03	As at Mar 03	Movt Sep 03 v. Mar 03	As at Sep 03	As at Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%

Shareholders’ equity according to Australian GAAP	13,770	12,468	10%	13,770	11,448	20%
Elimination of gross asset revaluation reserves	(247)	(256)	4%	(247)	(266)	7%
Unrealised profit on available for sale securities	1	7	-86%	1	3	-67%
Adjustment to accumulated depreciation on buildings revalued	50	49	2%	50	48	4%
Restoration of previously deducted goodwill	695	695	0%	695	695	0%
Accumulated amortisation and impairment	(452)	(483)	6%	(452)	(514)	12%
Deferred profit on sale and leaseback transactions	(12)	(12)	0%	(12)	(14)	14%
Provision for dividend	—	—	0%	—	681	-100%
Pension expense adjustment	(10)	91	large	(10)	88	large
Derivative and hedging activities	216	227	-5%	216	173	25%
Adjustment on entering joint venture	(203)	(203)	0%	(203)	(203)	0%
Reclassification of equity	(988)	—	-100%	(988)	—	-100%
Shareholders’ equity according to US GAAP	12,820	12,583	2%	12,820	12,139	6%

	As at Sep 03	As at Mar 03	Movt Sep 03 v. Mar 03	As at Sep 03	As at Sep 02	Movt Sep 03 v. Sep 02
	$M	$M	%	$M	$M	%

Total assets according to Australian GAAP	195,591	190,518	3%	195,591	183,105	7%
Elimination of gross asset revaluation reserves	(203)	(204)	0%	(203)	(205)	1%
Unrealised profit on available for sale securities	2	10	-80%	2	3	-33%
Adjustment to accumulated depreciation on buildings revalued	50	49	2%	50	48	4%
Restoration of previously deducted goodwill	695	695	0%	695	695	0%
Accumulated amortisation and impairment	(452)	(483)	6%	(452)	(514)	12%
Prepaid pension adjustment	66	67	-1%	66	67	-1%
Reclassification of deferred tax assets against deferred tax liabilities	(726)	(611)	-19%	(726)	(462)	-57%
Revaluation of hedges (under SFAS 133)	397	620	-36%	397	501	-21%
Issue costs	13	—	100%	13	—	100%
Adjustment to carrying value of ING joint venture	(203)	(203)	0%	(203)	(203)	0%
Total assets according to US GAAP	195,230	190,458	3%	195,230	183,035	7%

22. Exchange rates

Major exchange rates used in translation of results of offshore controlled entities and branches into the Group accounts for each reporting period were as follows:

	Balance Sheet				Profit and Loss Average
	As at Sep 03	As at Mar 03	As at Sep 02	Half year Sep 03	Half year Mar 03	Half year Sep 02	Full year Sep 03	Full year Sep 02
	$M	$M	$M	$M	$M	$M	$M	$M

Great British pound	0.4070	0.3828	0.3477	0.4019	0.3624	0.3653	0.3822	0.3621
United States dollar	0.6795	0.6035	0.5441	0.6491	0.5756	0.5494	0.6124	0.5323
New Zealand dollar	1.1431	1.0904	1.1585	1.1252	1.1025	1.1747	1.1139	1.2001

APPENDIX 4E STATEMENT

The directors of Australia and New Zealand Banking Group Limited confirm that the financial statements and notes of the consolidated entity set out on pages 65 to 110 are in the process of being audited

/s/ Charles Goode	/s/ Jerry Ellis
Charles Goode	Jerry Ellis
Chairman	Director

23 October 2003

DEFINITIONS

Adjusted common equity is Tier 1 capital less preference shares at current rates and deductions from total capital.

Consumer businesses comprise the following specialist business units; Personal Banking Australia, Wealth Management, New Zealand Banking, Small to Medium Enterprises Australia, Mortgages, Consumer Finance, Asset Finance, and Asia Pacific.

Corporate business comprises the following specialist business units; Institutional Banking, Transaction Services,

Structured Finance International, Capital Markets, Foreign Exchange, Corporate Finance and Advisory and Corporate Banking.

Economic loss provisioning (ELP) charge is determined based on the expected average annual loss of principal over the economic cycle for the current risk profile of the lending portfolio.

Equity standardisation Economic Value Added (EVA ) principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against business units.  Equity standardised profit is determined by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted capital.  This enhances comparability of business unit performance.  Geographic results are not equity standardised.

Impaired assets are loans or other credit facilities where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

Income includes external interest income, other external operating income, net intersegment interest income, and if positive, net inter business unit fees.

Net advances include gross loans and advances and acceptances less income yet to mature and provisions (for both as at and average volumes).

Net interest average margin is net interest income as a percentage of average interest earning assets.  Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net interest spread is the average interest rate received on interest earning assets less the average interest rate paid on interest bearing liabilities.  Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net non-interest bearing items, referred to in the analysis of interest spread and net interest average margin, includes shareholders’ equity, provisions for doubtful debts, and deposits not bearing interest and other liabilities not bearing interest, offset by premises and equipment and other non-interest earning assets.  Non-accrual loans are included within interest bearing loans, advances and bills discounted.

Net specific provision is the transfer from the general provision to the specific provision (representing new and increased specific provisions less specific provision releases) less recoveries.

Operating expenses exclude charge for doubtful debts.

Service Transfer Pricing is used to allocate services that are provided by central areas to each of its business units.  The objective of service transfer pricing is to remove cross-subsidies between business units, and ensure each business accounts for the costs of the services it uses.  Transfer pricing arrangements are reviewed periodically.  The basis of pricing for internal services varies from cost recovery, to market equivalent.  Changes in transfer pricing arrangements in current periods are, to the extent possible, reflected in prior period comparatives to assist comparability. The profit and loss statement of each business unit includes net inter business unit fees and net inter business unit expenses.  This treatment is consistent with the Group’s strategy of managing along specialist business lines.  Net inter business unit fees includes intra-group receipts or payments for sales commissions.  A product business (for example, Mortgages) will pay a distribution channel (for example, Personal Banking) for product sales.  Both the payment and receipt are shown as net inter business unit fees.  Net inter business unit expenses consist of the charges made to business units for the provision of support services.  Examples of services provided include technology and payments, risk management, finance and human resources management.  Both payments by business units and receipts by service providers are shown as net inter business unit expenses. The results of segments may include business units and a support unit.  The services provided by the support unit are allocated to the business units.  As a result of this allocation, the sum of individual profit and loss line items of the business units may not equal the corresponding line item in the profit and loss statement of the segment.

Return on asset ratios include net intra group assets which are risk weighted at 0% for return on risk weighted assets calculations.

Revenue in business segments includes equity standardised net interest, other operating income and net inter business unit fees.

Total advances include gross loans and advances and acceptances less income yet to mature (for both as at and average volumes).

Unproductive facilities comprise facilities (such as standby letters of credit, bill endorsements, documentary letters of credit, guarantees to third parties, undrawn facilities to which the Group is irrevocably committed and market related exposures) where the customer status is non-accrual.

ALPHABETICAL INDEX

Accounting policies
Appendix 4E Statement
Associates, joint venture entities and investments
Average Balance Sheet and related interest
Business Performance Review
Capital adequacy
Changes in the composition of the Group
Chief Financial Officer’s Review
Contingent liabilities and contingent assets
Consolidated Statement of Cash Flows
Consolidated Statement of Financial Performance
Consolidated Statement of Financial Position
Country Exposures
Definitions
Derivative Financial Instruments
Dividends
Earnings per ordinary share
Exchange rates
Financial Highlights
Five Year Summary
Geographic Segment Performance
Highlights
Impaired assets
Income
Income tax expense
Interest spreads and net interest average margins
Investment securities
Net loans and advances
Notes to the Statement of Cash Flows
Operating expenses
Provisions for doubtful debts
Risk Management
Segment Analysis
Share capital and options
Statement of Changes in Equity
US GAAP reconciliation

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited

/s/ Garry White
(Registrant)

By:	Garry White
Assistant Company Secretary

Date 24 October 2003